     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1997


                                                      REGISTRATION NO. 333-22237
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 PRE-EFFECTIVE

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           UGLY DUCKLING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              5521                             86-0721358
      (STATE OF INCORPORATION)          (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
                                        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------

                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            STEVEN P. JOHNSON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           UGLY DUCKLING CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                            STEVEN D. PIDGEON, ESQ.
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6000
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    PURSUANT TO RULE 429(a), THE PROSPECTUS THAT IS A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO ANOTHER REGISTRATION STATEMENT OF THE COMPANY (REGISTRATION NO. 333-13755).
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED APRIL 17, 1997


                                5,413,144 SHARES

                               UGLY DUCKLING LOGO

                                  COMMON STOCK

     This Prospectus relates to an aggregate of 5,413,144 shares of Common Stock, par value $.001 per share ("Common Stock"), of Ugly Duckling Corporation, a Delaware corporation (the "Company"), which may be offered for sale by persons (the "Selling Securityholders") who have acquired such shares in certain private placement transactions by the Company not involving a public offering. The Common Stock is being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Securityholders in order to permit the public sale or other distribution of the Common Stock. The Common Stock offered hereby is approximately 29.4% of the total outstanding Common Stock of the Company. See "Risk Factors -- Shares Eligible for Future Sale."

     The Common Stock may be sold or distributed from time to time by or for the account of the Selling Securityholders or their nominees or pledgees through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated.

     None of the proceeds from the sale of the 5,413,144 shares of Common Stock offered by the Selling Securityholders will be received by the Company. Substantially all of the expenses in connection with the registration of the Common Stock will be borne by the Company, except for any underwriter's, brokers' or dealers' commissions or discounts. See "Plan of Distribution."


     The Common Stock is quoted on Nasdaq National Market ("Nasdaq") under the symbol "UGLY". On April 16, 1997, the last reported price of the Common Stock was $15.625 per share.


  SEE "RISK FACTORS" AT PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK
                                OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is April   , 1997.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

     As used herein, amounts followed by "(pro forma)" do not include revenues or sales derived from one Company dealership which was sold December 31, 1995.

                                  THE COMPANY

     Ugly Duckling Corporation (the "Company") operates the largest publicly held chain of "buy here-pay here" used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its dealerships and by third party used car dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated a collateralized dealer financing program pursuant to which it provides qualified independent used car dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers").

     The Company has expanded significantly in recent periods. From 1995 to 1996, total revenues increased by 55.2%, from $48.7 million (pro forma) to $75.6 million. The Company's net income grew to $5.9 million in 1996 (including $4.4 million in gains recognized from the sale of contract receivables pursuant to a securitization program (the "Securitization Program") with SunAmerica Life Insurance Company ("SunAmerica") discussed below), or $.60 per share, compared with a net loss of $(4.0) million, or $(.67) per share in 1995.

     The Company originated 6,929 contracts through its dealerships with an aggregate principal balance of $49.0 million and purchased 9,825 contracts from third party dealers with an aggregate principal balance of $56.8 million during 1996. The principal balance of the Company's total contract portfolio managed as of December 31, 1996 was $109.9 million, including $51.7 million in contracts serviced under the Securitization Program. Substantially all of the contracts the Company services are with Sub-Prime Borrowers.

     Company Dealership Operations. The Company sells used cars through twenty-one wholly owned used car dealerships ("Company Dealerships") in Arizona, Florida, Nevada, and Texas and finances such sales through retail installment contracts that the Company services. The Company plans to open three additional dealerships in the second quarter (two in New Mexico and one in Arizona). The Company's targeted competition for its Company Dealerships are the numerous small independent used car dealerships that sell and finance sales of used cars to Sub-Prime Borrowers ("Buy Here-Pay Here" dealers). The Company estimates that there are over 63,000 independent used car dealers in the United States, a substantial portion of which are Buy Here-Pay Here dealers. The Company distinguishes its Company Dealership operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. Most Company Dealerships maintain extensive inventories of 100 to 300 used cars and feature a wide selection of makes and models (with ages generally ranging from 5 to 10 years). The average sales price per car at Company Dealerships was $7,107 for 1996. The Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions and utilizes networked computer systems to monitor and service large volumes of contracts.

     The Company believes it has achieved widespread brand name recognition through extensive television, radio, and billboard advertising featuring its widely recognized animated duck mascot and logo. The Company emphasizes its large network of Company Dealerships, its wide selection of quality used cars, and its ability to finance most Sub-Prime Borrowers. The Company has also established several innovative marketing programs that are designed to attract Sub-Prime Borrowers by assisting them in re-establishing their credit, offering rewards for timely payment on contracts, and promoting customer loyalty.

     Third Party Dealer Operations. The Company also purchases and services contracts originated by third party used car dealers ("Third Party Dealers"). Through its acquisition of Champion Financial Services, Inc. in 1994, the Company entered the Third Party Dealer financing market in order to leverage the contract servicing expertise it had acquired through its Company Dealership activities. Since that time, the Company has significantly expanded its Third Party Dealer contract purchasing operations and, as of the date of this Prospectus, has opened 47 Third Party Dealer contract buying offices ("Branch Offices") in 13 states and entered into contract purchasing agreements with approximately 1,800 Third Party Dealers.


     The Company is in the process of expanding its Third Party Dealer operations by implementing a collateralized dealer financing program (the "Cygnet Dealer Program"). The Company believes that providing operating credit lines to qualified Third Party Dealers will give such dealers a unique opportunity to obtain the debt financing necessary to expand their businesses while enabling the Company to earn additional finance income and to diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio.

     The Company has also established insurance operations directed to the sub-prime market. Its initial activities in this area have focused on force placing casualty insurance on its Third Party Dealer contracts.

     Growth Strategy. The Company believes that it is the largest publicly held chain of Buy Here-Pay Here used car dealerships in the United States and that its size has enabled it to have greater access to capital than smaller competitors. The Company's strategy is to deploy this capital base to increase sales revenue and finance income by acquiring or opening new dealerships and finance operations. In the last several months, the Company has opened new Company Dealerships in Arizona and Nevada, and has three other dealerships (one in Arizona and two in New Mexico) currently under development. The Company acquired four operating used car dealership locations and a used car reconditioning facility in Florida on January 15, 1997 and has since opened a fifth location in Florida. On April 1, 1997, the Company purchased substantially all of the assets of a company engaged in the business of selling and financing used motor vehicles, including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million. The purchase price for the acquisition was $26.3 million, subject to adjustment. The seven dealerships had sales in 1996 of approximately $22.5 million. The assets purchased have an unaudited book value of $28.1 million, exclusive of reserves on approximately $26.2 million of contract receivable principal balances.

     Company Dealerships provide the Company with multiple benefits. First, the dealerships generally generate income from operations within several months of commencement of operations. Second, the Company Dealerships generate finance receivable contracts which produce interest income prior to securitization, or produce gain on sale at the time the finance receivables are securitized.

     Newly acquired or opened dealerships have historically generated operating profit within the first few months of operation, although results have varied significantly by dealership. The Company's recent dealership acquisitions, however, have been of larger groups of dealerships than those previously acquired and are in new markets. Accordingly, no assurance can be given that the recently acquired dealerships will become profitable, if at all, as quickly as previously opened or acquired dealerships.


     In recent periods, the Company has also rapidly expanded its Branch Office network. Since December 31, 1995 the Company has opened 39 Branch Offices. As an additional element of its growth strategy, the Company intends to expand its insurance services and its Cygnet Dealer Program.


     In recent periods, the Company has rapidly grown both its Company Dealership and Branch Office operations and intends to focus future growth opportunities in these areas and its Cygnet Dealer Program. While the Company anticipates that its Cygnet Dealer Program could be a substantial revenue contributor and is currently planning significant marketing emphasis on this product, the Company is unable to predict the success or size of this program.

     The Company intends to place continued emphasis on the growth of its dealership operations and continually evaluates potential expansion and acquisition opportunities. Continued expansion is subject to numerous factors, including the identification of attractive market opportunities, the availability of inventory, the hiring and training of personnel, and other factors. The Company has rapidly grown its Branch Office network and intends to continue to develop this network, consistent with the Company's guidelines on contract portfolio risk, and its desire for continued geographic diversity.

     Capital Resources. The Company finances its operations through the issuance of equity securities and borrowings pursuant to various credit arrangements, including a revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation ("GE Capital") and the Securitization Program with SunAmerica. Through December 31, 1996, the Company had securitized an aggregate of $58.2 million in contracts originated through Company Dealerships and $10.0 million in loans originated at Third Party Dealers and purchased by the Company. Standard & Poor's has given "BBB" ratings to the $53.5 million in securities issued to SunAmerica in connection with the Securitization Program, which the Company believes are the only "investment grade" ratings given to certificates collateralized by used car installment contracts originated at Buy Here-Pay Here dealerships without any external credit enhancement. The Standard & Poor's rating is unrelated to an investment in the Common Stock being offered pursuant to this Prospectus.


                                  THE OFFERING

Common Stock offered...............    5,413,144 shares.
Common Stock outstanding(1)........    18,440,404 shares.
Use of Proceeds....................    None of the proceeds from the sale of the 5,413,144
                                       shares of Common Stock offered by the Selling
                                       Securityholders will be received by the Company.
Nasdaq Symbol......................    "UGLY"

---------------
(1) Excludes: (i) 992,932 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1997 under the Company's Long-Term Incentive Plan with a weighted average exercise price of $10.26 per share; and (ii) 291,023 shares of Common Stock issuable upon exercise of warrants issued in connection with the Company's initial public offering with a weighted average exercise price of $8.33 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                     YEARS ENDED DECEMBER 31,
                                                                  ------------------------------
                                                                    1996       1995       1994
                                                                  --------    -------    -------
STATEMENT OF OPERATIONS DATA:
Total Revenues..................................................  $ 75,629    $58,203    $33,773
  Sales of Used Cars............................................    53,768     47,824     27,768
  Interest Income...............................................    15,856     10,071      5,449
  Gain on Sale of Loans.........................................     4,434         --         --
  Servicing Income..............................................       921         --         --
  Other Income..................................................       650        308        556
Cost of Used Cars Sold..........................................    29,890     27,964     12,577
Provision for Credit Losses.....................................     9,811      8,359      8,140
Income before Operating Expenses................................    35,928     21,880     13,056
Total Operating Expenses........................................    24,700     19,896     12,320
Income Before Interest Expense..................................    11,228      1,984        736
Interest Expense................................................     5,262      5,956      3,037
Net Earnings (Loss).............................................  $  5,866    $(3,972)   $(1,967)
Earnings (Loss) per Share.......................................  $   0.60    $ (0.67)   $ (0.35)
Shares used in Computation......................................     8,283      5,892      5,584

                                                        DECEMBER 31, 1996          DECEMBER 31,
                                                     ------------------------   ------------------
                                                      ACTUAL     PRO FORMA(1)    1995       1994
                                                     --------    ------------   -------    -------
BALANCE SHEET DATA:
Cash and Cash Equivalents........................    $ 18,455      $102,708     $ 1,419    $   168
Finance Receivables, Net.........................      51,063        51,063      40,726     15,858
Total Assets.....................................     118,083       202,336      60,790     29,711
Subordinated Notes Payable.......................      14,000        14,000      14,553     18,291
Total Debt.......................................      26,904        22,302      49,754     28,233
Preferred Stock..................................          --            --      10,000         --
Common Stock.....................................      82,612       171,467         127         77
Total Stockholders' Equity (Deficit)(2)..........    $ 82,319      $171,174     $ 4,884    $(1,194)
Principal Balances Outstanding:
Dealership Portfolio.............................    $  7,068                   $34,226    $19,881
Third Party Dealer Portfolio.....................      51,213                    13,805      1,620
                                                      -------                   -------    --------
Total Retained Portfolio.........................      58,281                    48,031     21,501
                                                      -------                   -------    --------
Securitized with Servicing Retained:
Dealership Loans.................................      41,998                        --         --
Third Party Dealer Loans.........................       9,665                        --         --
                                                      -------                   -------    --------
Total Securitized with Servicing Retained........      51,663                        --         --
                                                      -------                   -------    --------
Total Managed Portfolio..........................    $109,944                   $48,031    $21,501
                                                      =======                   =======    ========

---------------
(1) Pro Forma to give effect to the sale of 5,075,500 shares of Common Stock in a private placement which closed February 13, 1997 (the "Private Placement") and the initial application of the net proceeds therefrom, as if the Private Placement had occurred as of December 31, 1996.

(2) Excludes (i) 912,000 shares of Common Stock issuable upon exercise of stock options outstanding at December 31, 1996, under the Company's Long-Term Incentive Plan with a weighted average exercise price of $8.60 per share; and (ii) 291,023 shares of Common Stock issuable upon exercise of warrants issued in connection with the Company's initial public offering of Common Stock with a weighted average exercise price of $8.33 per share.

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                     YEARS ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1996       1995       1994
                                                                   ------     ------     ------
DEALERSHIP OPERATING DATA (UNAUDITED):
Number of Used Cars Sold.........................................   7,565      7,383      5,270
Company Dealerships..............................................       8          8          8
Units Sold per Dealership........................................     946        923        659
Number of Contracts Outstanding..................................   1,045      8,049      5,515
Retained Portfolio:
Allowance as % of Outstanding Principal..........................    23.0%      21.9%      30.4%
Average Principal Balances Outstanding...........................  $6,764     $4,252     $3,605

Delinquencies:
Principal Balances 31 to 60 Days.................................     2.3%       4.2%       5.1%
Principal Balances over 60 Days..................................     0.6%       1.1%       1.3%
Average Yield on Contracts.......................................    29.2%      28.0%      28.2%
THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased....................................   9,825      3,012      1,423
Number of Branch Offices.........................................      35          8          1
Number of Third Party Dealers....................................   1,400        118         20
Number of Contracts Outstanding..................................   8,430      2,733        726
Retained Portfolio:
Allowance as % of Outstanding Principal..........................    12.7%       7.2%       9.8%
Average Principal Balance Outstanding............................  $5,252     $5,051     $2,232

Delinquencies:
Principal Balances 31 to 60 Days.................................     3.1%       1.2%       6.0%
Principal Balances over 60 Days..................................     1.1%       0.4%       2.6%
Average Yield on Contracts.......................................    25.8%      26.7%      30.9%

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves certain risks. In addition to the other information included elsewhere in this Prospectus, prospective investors should give careful consideration to the following factors before purchasing shares of the Common Stock offered hereby.

NO ASSURANCE OF CONTINUED PROFITABILITY; FLUCTUATIONS IN OPERATING RESULTS

     The Company began operations in 1992 and incurred significant losses in 1994 and 1995. In 1996, however, the Company achieved profitability with net earnings of approximately $5.9 million (including $4.4 million of gains recognized from the sale of contract receivables pursuant to the Securitization Program) on total revenues of $75.6 million. There can be no assurance that the Company will remain profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SECURITIZATIONS

     In recent periods, a significant portion of the Company's net earnings have been attributable to gains on sales of contract receivables under its Securitization Program, which the Company expects to continue for the foreseeable future. Consequently, the Company's net earnings may fluctuate from quarter to quarter as a result of the timing and size of its securitizations. The Company's ability to successfully complete securitizations in the future may be affected by several factors, including the condition of securities markets generally, conditions in the asset-backed securities markets specifically, and the credit quality of the Company's portfolio. The amount of any gain on sale is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitization which it retains, and record a charge to earnings based upon the reduction. In addition, the Company records ongoing income based upon the cash flows on its residual portion. The income recorded on the residual portion will vary from quarter to quarter based upon cash flows received in a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POOR CREDITWORTHINESS OF BORROWERS; HIGH RISK OF CREDIT LOSSES

     Substantially all of the contracts that the Company services are with Sub-Prime Borrowers. Due to their poor credit histories, Sub-Prime Borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. The Company typically charges fixed interest rates ranging from 21.0% to 29.9% on contracts originated at Company Dealerships, while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. In addition, the Company has established an Allowance for Credit Losses, which approximated 17.7% and 13.9% of contract principal balances for 1995 and 1996, respectively, to cover anticipated credit losses on the contracts currently in its portfolio. At December 31, 1995 and 1996, the principal balance of delinquent contracts as a percentage of total outstanding contract principal balances was 4.2% and 3.7%, respectively. The Company's net charge offs as a percentage of average principal outstanding for the years ended December 31, 1995 and 1996 were 21.7% and 16.7%, respectively. The Company believes its current Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, no assurance can be given that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of its Allowance for Credit Losses will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses" and
"Business -- Monitoring and Collections."

RISKS ASSOCIATED WITH GROWTH STRATEGY AND NEW PRODUCT OFFERINGS

     The Company's business strategy calls for aggressive growth in its sales and financing activities through the development and acquisition of new Company Dealerships and Branch Offices and the expansion of its existing operations to include additional financing and insurance services. The Company's ability to remain profitable as it pursues this business strategy will depend upon its ability to: (i) expand its revenue generating operations while not proportionately increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) effectively collect payments due on the contracts in its portfolio; (iv) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; and (v) adapt to the increasingly competitive market in which it operates. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, will also have an effect on the Company's business. The Company's inability to achieve or maintain any or all of these goals could have a material adverse effect on the Company's operations, profitability, and growth. See
"Business -- Business Strategy."

     The Company has initiated its Cygnet Dealer Program, pursuant to which the Company provides qualified Third Party Dealers with operating lines of credit secured by such dealers' retail installment contract portfolios. While the Company will require Third Party Dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, the Company will, nevertheless, be extending credit to dealers who are not otherwise able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Consequently, as with its other financing activities, the Company will be subject to a high risk of credit losses that could have a material adverse effect on the Company's financial condition and results of operations and on the Company's ability to meet its own financing obligations. Further, there can be no assurance that the Company will be able to obtain the financing necessary to fully implement the Cygnet Dealer Program. In addition, there can be no assurance that the Company will be successful in its efforts to expand its insurance services. See "Business -- Third Party Dealer Operations -- Collateralized Dealer Financing" and "Business -- Third Party Dealer
Operations -- Insurance Services."

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

     The Company has recently completed two acquisitions and intends to consider additional acquisitions of and alliances with other companies that could complement the Company's existing business. There can be no assurance that suitable acquisition or joint venture candidates can be identified, or that, if identified, any such transactions will be consummated. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired businesses, including those recently acquired, into its existing operations, which could increase the Company's operating expenses in the short-term and materially and adversely affect the Company's results of operations. Moreover, any acquisition by the Company may result in potentially dilutive issuances of equity securities, the incurrance of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. Acquisitions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Recent Acquisitions."

HIGHLY COMPETITIVE INDUSTRY

     Although the used car sales industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including AutoNation, U.S.A. and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

     Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to Sub-Prime Borrowers is highly fragmented and very competitive. In recent years, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers, which could have a material adverse effect on the Company's profitability. See "Business -- Competition."

     The Company believes that recent demographic, economic, and industry trends favor growth in the used car sales and Sub-Prime Borrower financing markets. To the extent such trends do not continue, however, the Company's profitability may be materially and adversely affected. See "Business -- Overview of Used Car Sales and Finance Industry."

GENERAL ECONOMIC CONDITIONS

     The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to decreased sales of used cars and increased delinquencies, repossessions, and credit losses that could hinder the Company's business. Because of the Company's focus on the sub-prime segment of the automobile financing industry, its actual rate of delinquencies, repossessions, and credit losses could be higher under adverse conditions than those experienced in the used car sales and finance industry in general. See "Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."

INDUSTRY CONSIDERATIONS


     In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation and other events. In addition, one of these companies has filed for bankruptcy protection. These announcements have had and may continue to have a disruptive effect on the market for securities of sub-prime automobile finance companies, are expected to result in a tightening of credit to the sub-prime markets and could lead to enhanced regulatory oversight. Furthermore, companies in the used car financing market have been subject to an increasing number of class action lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. Although the Company is not currently subject to any such lawsuits, no assurance can be given that such claims will not be asserted against the Company in the future or that the Company's operations will not be subject to enhanced regulatory oversight. See "Regulation, Supervision, and Licensing."


NEED TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY DEALERS

     The Company enters into nonexclusive agreements with Third Party Dealers, which may be terminated by either party at any time, pursuant to which the Company purchases contracts originated by such dealers that meet the Company's established terms and conditions. Pursuant to the Cygnet Dealer Program, the Company enters into financing agreements with qualified Third Party Dealers. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, that such dealers will continue to generate a volume of contracts comparable to the volume of contracts historically generated by such dealers, or that any such dealers will become involved in the Cygnet Dealer Program. See "Business -- Third Party Dealer Operations" and "Business -- Collateralized Dealer Program."

GEOGRAPHIC CONCENTRATION

     Company Dealership operations are currently concentrated in Arizona, Florida, Nevada, and Texas. In addition, a majority of the Company's Branch Offices are located in Arizona, Texas, Florida, and Indiana. Of the $109.9 million in total contracts serviced by the Company at December 31, 1996, approximately

$66.8 million were originated in Arizona. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in the Company's primary markets. See "Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."

DEPENDENCE ON EXTERNAL FINANCING

     The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations from financing companies and other lenders, some of which are affiliated with the Company. Currently, the Company receives financing pursuant to the Revolving Facility with GE Capital, which has a maximum commitment of $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew it for one additional year. The Revolving Facility is secured by substantially all of the Company's assets. In addition, the Revolving Facility contains various covenants that limit, among other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions, and also requires the Company to meet certain financial tests. As of December 31, 1996, the aggregate principal amount outstanding under the Revolving Facility was $4.6 million, and the amount available to be borrowed was $45.4 million. Although the Company believes it is currently in compliance with the terms and conditions of the Revolving Facility, there can be no assurance that the Company will be able to continue to satisfy such terms and conditions or that the Revolving Facility will be extended beyond its current expiration date. In addition, the Company and SunAmerica have entered into the Securitization Program pursuant to which SunAmerica may purchase up to $175.0 million of the Company's asset-backed securities. The Securitization Program is subject to numerous terms and conditions, including the Company's ability to achieve investment-grade ratings on its asset-backed securities. As of December 31, 1996, the Company had securitized an aggregate of $58.2 million in contracts originated through Company Dealerships and $10.0 million in loans originated at Third Party Dealers and purchased by the Company, and had issued $53.5 million in asset-backed securities to SunAmerica in 1996. There can be no assurance, however, that any further securitizations will be completed or that the Company will be able to secure additional financing, including the financing necessary to fully implement the Cygnet Dealer Program, when and as needed in the future, or on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SENSITIVITY TO INTEREST RATES

     A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns on the contracts in its portfolio. While the contracts the Company services bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility bears interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases Third Party Dealer contracts, or raising the retail sales prices of its used cars. To the extent the Company were unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

IMPACT OF USURY LAWS


     The Company typically charges fixed interest rates ranging from 21.0% to 29.9% on the contracts originated at Company Dealerships, while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. Currently, a significant portion of the Company's used car sales activities are conducted in, and a significant portion of the contracts the Company services are originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. However, the Company has expanded, and will continue to expand, its operations into states that impose usury limits, such as Florida and Texas. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount. The Company's inability to achieve adequate discounts in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that the usury limitations to which the Company is or may become subject or that additional laws, rules, and regulations that may be adopted in the future will not adversely affect the Company's business. See "Business -- Regulation, Supervision, and Licensing."

DEPENDENCE UPON KEY PERSONNEL

     The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include non-competition provisions) with certain of its officers. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER


     Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, holds 25.1% of the outstanding Common Stock. As a result, Mr. Garcia will have a significant influence upon the activities of the Company, as well as on all matters requiring approval of the stockholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy. See "Management" and "Principal Stockholders."


POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the Company to issue "blank check" Preferred Stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue Preferred Stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Preferred Stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any additional shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital
Stock -- Preferred Stock."

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws. See "Business -- Regulation, Supervision, and Licensing."

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 5,122,456 shares of Common Stock outstanding as of the date of this Prospectus (excluding the 5,413,144 shares offered hereby) are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, if two years have elapsed since the later of the date of acquisition of restricted shares from an issuer or an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. (A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock as described above for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.) Of the "restricted securities" outstanding, substantially all of these shares have been held for the two-year holding period required under Rule 144. In addition, up to 5,413,144 shares of Common Stock offered hereby may be sold in the market. No predictions can be made with respect to the effect, if any, that sales of the Common Stock offered hereby in the market or the availability of shares of Common Stock for sale under Rule 144 will have on the market price of Common Stock prevailing from time to time. However, since nearly 10,535,600 out of the Company's 18,440,404 shares of Common Stock outstanding are available for sale pursuant to this Prospectus or pursuant to Rule 144, substantial amounts of Common Stock may be sold in the public market which may adversely affect prevailing market prices for the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry.

PRIOR LEGAL ACTIONS INVOLVING CHIEF EXECUTIVE OFFICER

     In October 1990, Mr. Garcia pled guilty to one felony count of bank fraud brought by the United States, on behalf of the Resolution Trust Corporation ("RTC"), for his participation in a real estate transaction involving Lincoln Savings and Loan Association, a federally insured savings and loan institution that later went into receivership. In connection with this matter, Mr. Garcia also settled civil lawsuits filed against him by the RTC and the Securities and Exchange Commission (the "Commission"), and consented to an administrative order imposed by the Commission. In addition, a real estate investment company owned by Mr. Garcia, as well as several limited partnerships organized by that company, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in 1990 and 1991. Mr. Garcia and his wife filed a petition for discharge under Chapter 7 of the United States Bankruptcy Code in June 1990. Mr. Garcia's company and the related partnerships were successfully reorganized in the period from 1990 to 1993 and Mr. Garcia was fully discharged in 1991. See "Management -- Involvement in Certain Legal Proceedings."

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Commission or otherwise. Such forward looking statements are within the meaning of that term in Section 27A of the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but not be limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Prospectus, including those contained in this section entitled "Risk Factors," in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the Notes to the Company's Consolidated Financial Statements, describe factors, among others, that could contribute to or cause such differences.

                                  THE COMPANY


     The Company operates the largest publicly held chain of Buy Here-Pay Here used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its Company Dealerships and Third Party Dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated the Cygnet Dealer Program pursuant to which it provides qualified Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company began its used car sales and financing operations in 1992 and has pursued an aggressive growth strategy since that time. The Company has developed or acquired twenty-one Company Dealerships in Arizona, Florida, Nevada, and Texas and has opened forty-seven Branch Offices located in thirteen states.


     In 1990, Duck Ventures, Inc., currently a subsidiary of the Company, acquired the assets of the Ugly Duckling Rent-A-Car, Inc. franchise system. The Company currently administers 31 Ugly Duckling Rent-A-Car franchises throughout the United States. The Company has suspended efforts to solicit new franchisees or otherwise expand the Ugly Duckling Rent-A-Car business and it does not expect to reinitiate such activities in the foreseeable future.

     The Company operates through numerous direct and indirect wholly owned subsidiaries, including: Duck Ventures, Inc., which provides all administrative services to the Company, such as corporate finance and accounting, personnel administration, data processing, communication systems maintenance, and software development; Ugly Duckling Car Sales, Inc., which operates the Company Dealerships; Champion Acceptance Corp., which services contracts originated by Company Dealerships and contracts purchased from Third Party Dealers; Champion Financial Services, Inc., which purchases contracts originated by Third Party Dealers; UDRAC, Inc., which provides administrative services to Ugly Ducking Rent-A-Car franchisees; Champion Receivables Corp., which is the Company's special purpose corporation for purposes of the Securitization Program; Cygnet Finance, Inc., which operates the Cygnet Dealer Program; Ugly Duckling Car Sales Florida, Inc., which operates the Company Dealerships in Florida; Ugly Duckling Car Sales Texas, L.L.P. which operates the Company Dealerships in Texas; Drake Insurance Services, Inc., which serves as a holding company for Drake Insurance Agency, Inc., an Arizona licensed insurance agency; and Drake Property & Casualty Insurance Company and Drake Life Insurance Company, which are Turks and Caicos Islands-chartered and licensed reinsurance companies; and several other inactive subsidiaries.

     The Company was formed in Arizona in 1992 for the purpose of purchasing Duck Ventures, Inc. and other subsidiaries and was reincorporated in Delaware in 1996. Except as otherwise specified, all references in this Prospectus to the "Company" refer to Ugly Duckling Corporation and its subsidiaries. The Company's principal executive offices are located at and its mailing address is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016. The telephone number of the Company is 1-800-THE-DUCK.

                                USE OF PROCEEDS

     None of the proceeds from the sale of the 5,413,144 shares of Common Stock offered by the Selling Securityholders will be received by the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on Nasdaq under the symbol "UGLY." The following table sets forth the high and low sale prices of the Common Stock, as reported by Nasdaq, for the periods indicated:


                                                                     MARKET PRICE
                                                                   -----------------
                            FISCAL YEAR 1996                        HIGH       LOW
        ---------------------------------------------------------  ------     ------
        Second Quarter (from June 18, 1996)......................  $10.00     $ 8.50
        Third Quarter............................................  $15.50     $ 8.13
        Fourth Quarter...........................................  $21.63     $13.00
        FISCAL YEAR 1997
        ---------------------------------------------------------
        First Quarter............................................  $25.75     $16.25
        Second Quarter (through April 17, 1997)..................  $18.38     $14.00

     On April 16, 1997, the last reported sale price of the Common Stock on Nasdaq was $15.625 per share. The Company estimates that there are approximately 1,600 beneficial holders of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on the Common Stock and does not anticipate doing so in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any earnings to finance the operation and expansion of the Company's business. In addition, the terms of the Revolving Facility prevent the Company from declaring or paying dividends in excess of 15.0% of each year's net earnings available for distribution. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Revolving Facility" and "Description of Capital Stock -- Preferred Stock."

                                 CAPITALIZATION


     The following table sets forth: (i) the actual capitalization of the Company as of December 31, 1996; and (ii) the pro forma capitalization of the Company giving effect to the sale of the 5,075,500 shares of Common Stock in the Private Placement, the initial application of the net proceeds therefrom, and the acquisition of four dealerships, a reconditioning facility, and a contract portfolio in Florida. The table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus. See "Seminole Finance Corporation Combined Financial Statements" and "Pro Forma Financial Information."



                                                                   DECEMBER 31, 1996
                                                --------------------------------------------------------
                                                             PRO FORMA        PRO FORMA       PRO FORMA
                                                 ACTUAL    ADJUSTMENTS(2)   ADJUSTMENTS(3)   AS ADJUSTED
                                                --------   --------------   --------------   -----------
                                                                     (IN THOUSANDS)
Debt:
  Revolving Facility..........................  $  4,602      $ (4,602)        $ 29,900       $  29,900
  Notes Payable, Other........................     8,302            --               --           8,302
  Subordinated Notes Payable..................    14,000            --               --          14,000
                                                --------     ---------       -------- -
          Total Debt..........................    26,904        (4,602)          29,900          52,202
                                                --------     ---------       -------- -

Stockholders' Equity:
  Common Stock................................    82,612        88,855               --         171,467
  Accumulated Deficit.........................      (293)           --               --            (293)
                                                --------     ---------       -------- -
          Total Stockholders' Equity(1).......    82,319        88,855               --         171,174
                                                --------     ---------       -------- -
               Total Capitalization...........  $109,223      $ 93,457         $ 29,900       $ 223,376
                                                ========     =========        =========


---------------
(1) Excludes (i) 912,000 shares of Common Stock issuable upon exercise of stock options outstanding at December 31, 1996, under the Company's Long-Term Incentive Plan with a weighted average price of $8.60 per share; and (ii) 291,023 shares of Common Stock issuable upon exercise of warrants issued in connection with the Company's initial public offering of Common Stock with a weighted average exercise price of $8.33 per share.


(2) To give effect to the sale of the 5,075,500 shares of Common Stock in the Private Placement and the initial application of the net proceeds therefrom.



(3) To give effect to the acquisition of four dealerships, a reconditioning facility, and a contract portfolio in Florida.

                      SELECTED CONSOLIDATED FINANCIAL DATA

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following table sets forth selected historical consolidated financial data of the Company for each of the years in the five-year period ended December 31, 1996. The selected annual historical consolidated financial data for 1993, 1994, 1995, and 1996 are derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected annual historical consolidated financial data for 1992 are derived from the Company's Consolidated Financial Statements audited by Toback & Co., independent certified public accountants. For additional information, see the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1996       1995       1994       1993       1992
                                               -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
Sales of Used Cars...........................  $53,768    $47,824    $27,768    $13,969    $ 2,136
Less:
  Cost of Used Cars Sold.....................   29,890     27,964     12,577      6,089      1,010
  Provision for Credit Losses................    9,811      8,359      8,140      3,292        826
                                                ------    -------    -------    -------    -------
                                                14,067     11,501      7,051      4,588        300
                                                ------    -------    -------    -------    -------
Interest Income..............................   15,856     10,071      5,449      1,629        148
Gain on Sale of Loans........................    4,434         --         --         --         --
                                                ------    -------    -------    -------    -------
                                                20,290     10,071      5,449      1,629        148
                                                ------    -------    -------    -------    -------
Servicing Income.............................      921         --         --         --         --
Other Income.................................      650        308        556        879        982
                                                ------    -------    -------    -------    -------
                                                 1,571        308        556        879        982
                                                ------    -------    -------    -------    -------
Income before Operating Expenses.............   35,928     21,880     13,056      7,096      1,430
Operating Expenses:
Selling and Marketing........................    3,585      3,856      2,402      1,293        656
General and Administrative...................   19,538     14,726      9,141      3,625        828
Depreciation and Amortization................    1,577      1,314        777        557        429
                                                ------    -------    -------    -------    -------
                                                24,700     19,896     12,320      5,475      1,913
                                                ------    -------    -------    -------    -------
Income before Interest Expense...............   11,228      1,984        736      1,621       (483)
Interest Expense.............................    5,262      5,956      3,037        893         12
                                                ------    -------    -------    -------    -------
Earnings (Loss) before Income Taxes..........    5,966     (3,972)    (2,301)       728       (495)
Income Taxes (Benefit).......................      100         --       (334)        30         --
                                                ------    -------    -------    -------    -------
Net Earnings (Loss)..........................  $ 5,866    $(3,972)   $(1,967)   $   698    $  (495)
                                                ======    =======    =======    =======    =======
Earnings (Loss) per Share....................  $  0.60    $ (0.67)   $ (0.35)   $  0.14    $ (0.11)
                                                ======    =======    =======    =======    =======
Shares used in Computation...................    8,283      5,892      5,584      5,011      4,640
                                                ======    =======    =======    =======    =======

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                DECEMBER 31,
                                                           -------------------------------------------------------
                                                             1996        1995        1994        1993        1992
                                                           --------     -------     -------     -------     ------
BALANCE SHEET DATA:
Cash and Cash Equivalents..............................    $ 18,455     $ 1,419     $   168     $    79     $  415
Finance Receivables, Net...............................      51,063      40,726      15,858       7,089      1,758
Total Assets...........................................     118,083      60,790      29,711      11,936      4,392
Subordinated Notes Payable.............................      14,000      14,553      18,291       8,941         93
Total Debt.............................................      26,904      49,754      28,233       9,380      4,189
Preferred Stock........................................          --      10,000          --          --         --
Common Stock...........................................      82,612         127          77           1          1
Total Stockholders' Equity (Deficit)...................      82,319       4,884      (1,194)        697         (1)
Principal Balances Outstanding:
  Dealership Sales Portfolio...........................       7,068      34,226      19,881       9,588      2,492
  Third Party Dealer Portfolio.........................      51,213      13,805       1,620          --         --
  Portfolio Securitized with Servicing Retained........      51,663          --          --          --         --
                                                           --------     -------     -------     -------     ------
    Total..............................................    $109,944     $48,031     $21,501     $ 9,588     $2,492
                                                           ========     =======     =======     =======     ======

                                                                         YEARS ENDED DECEMBER 31,
                                                          -------------------------------------------------------
                                                           1996        1995        1994        1993       1992(1)
                                                          -------     -------     -------     -------     -------
DEALERSHIP OPERATING DATA (UNAUDITED):
Average Sales Price per Car...........................    $ 7,107     $ 6,478     $ 5,269     $ 4,159        n/a
Number of Used Cars Sold..............................      7,565       7,383       5,270       3,359        n/a
Company Dealerships...................................          8           8           8           5          1
Units Sold per Dealership.............................        946         923         659         672        n/a
Number of Contracts Originated........................      6,929       6,129       4,731       3,093        n/a
Principal Balances Originated (000 Omitted)...........    $48,996     $36,568     $23,589     $12,984        n/a

Retained Portfolio:
Number of Contracts Outstanding.......................      1,045       8,049       5,515       2,929        803
Allowance as % of Outstanding Principal...............       23.0%       21.9%       30.4%       30.0%      29.4%
Average Principal Balance Outstanding.................    $ 6,764     $ 4,252     $ 3,605     $ 3,273     $3,105
Average Yield on Contracts............................       29.2%       28.0%       28.2%       26.4%       n/a

Delinquencies:
Principal Balances 31 to 60 Days......................        2.3%        4.2%        5.1%       10.5%       n/a
Principal Balances over 60 Days.......................        0.6%        1.1%        1.3%       15.0%       n/a

THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased.........................      9,825       3,012       1,423          --         --
Principal Balances Purchased (000 Omitted)............    $56,770     $16,455     $ 3,607          --         --
Number of Branch Offices..............................         35           8           1          --         --
Number of Third Party Dealers.........................      1,400         118          20          --         --
Number of Contracts Outstanding.......................      8,430       2,733         726          --         --

Retained Portfolio:
Allowance as % of Outstanding Principal...............       12.7%        7.2%        9.8%         --         --
Average Principal Balance Outstanding.................    $ 5,252     $ 5,051     $ 2,232          --         --
Average Yield on Contracts............................       25.8%       26.7%       30.9%         --         --

Delinquencies:
Principal Balances 31 to 60 days......................        3.1%        1.2%        6.0%         --         --
Principal Balances over 60 days.......................        1.1%        0.4%        2.6%         --         --

Per Contract Purchased:
Average Discount......................................    $   660     $   551     $   504          --         --
Average Percent Discount..............................       11.4%       10.1%       12.5%         --         --

---------------
(1) n/a -- not available

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information regarding the Company's consolidated financial position as of December 31, 1996, and 1995, and its results of operations for the years ended December 31, 1996, 1995 and 1994.

INTRODUCTION

     General. The Company commenced its used car sales and finance operations with the acquisition of two Company Dealerships in 1992. During 1993, the Company acquired three additional Company Dealerships. In 1994, the Company constructed and opened four new Company Dealerships that were built specifically to meet the Company's new standards of appearance, reconditioning capabilities, size, and location. During 1994, the Company closed one Company Dealership because the facility failed to satisfy these new standards and, at the end of 1995, closed its Gilbert, Arizona dealership (the "Gilbert Dealership"). In July, 1996, the Company opened a small dealership in Prescott, Arizona.

     For substantially all of 1995 the Gilbert Dealership was used by the Company to evaluate the sale of later model used cars. These cars had an average age of approximately three years, which is two to seven years newer than the cars typically sold at Company Dealerships, and cost more than twice that of typical Company Dealership cars. The Company determined that its standard financing program could not be implemented on these higher cost cars. Furthermore, operation of this dealership required additional corporate infrastructure to support its market niche, such as distinct advertising and marketing programs, which the Company was unable to leverage across its other operations. Accordingly, the Company terminated this program, and sold the land, dealership building, and other improvements to a third party for $1.7 million. Pursuant to this sale and the disposition of other assets, the Company recognized a loss of approximately $221,000. See "Certain Relationships and Related Transactions." During fiscal year 1995, the Gilbert Dealership produced sales of $9.5 million (average of $8,946 per car sold) and gross profits (Sales of Used Cars less Cost of Used Cars Sold) of $2.2 million (average of $2,060 per car sold), and the Company incurred selling and marketing expenses of $627,000 (average of $593 per car sold). The results of operations discussed below have been adjusted as if the Gilbert Dealership had been terminated as of December 31, 1994, as management believes these pro forma results are more indicative of ongoing operations. Accordingly, 1995 amounts followed by "(pro forma)" have been adjusted to eliminate Gilbert Dealership operations. For the Company's actual 1995 results, including the Gilbert Dealership, see "Summary Consolidated Financial Information," "Selected Consolidated Financial Data," and "Consolidated Financial Statements."

     In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had one office and a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan to expand the number of contracts purchased from its Third Party Dealer network. By the end of 1996, the Company had 35 branch offices in 12 states. This expansion enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the expansion of its Company Dealerships. The Company is in the process of further expanding its Third Party Dealer operations and diversifying its earning asset base by implementing the Cygnet Dealer Program pursuant to which the Company will provide Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios.

     In 1996 the Company completed an initial public offering and a secondary offering in which it sold common stock for a total of $82.3 million.

     On January 15, 1997, the Company acquired substantially all of the assets of Seminole Finance Corporation and related companies ("Seminole") in exchange for approximately $2.5 million in cash and assumption of $29.9 million in debt. See "Ugly Duckling Corporation -- Pro Forma Condensed Combined Balance
Sheet -- Unaudited" and "Ugly Ducking Corporation -- Pro Forma Condensed Combined State-ment of Operations -- Unaudited." The pro forma statement of operations was prepared by combining the Company's audited consolidated statement of operations for the year ended December 31, 1996 and Seminole's audited combined statement of operations for the same period as if the Seminole acquisition had taken place on January 1, 1996. The pro forma statement of operations discloses a combined net loss for the year ended December 31, 1996 of $(3.6) million. The pro forma statement of operations is not necessarily indicative of the future results of operations of the Company or the results that would have been obtained had the Seminole acquisition occurred on January 1, 1996. In addition, the pro forma results are not intended to be a projection of future results. The Company expects the results of operations in 1997 for the assets acquired from Seminole to differ materially from 1996 results because the Company's management intends to significantly alter the type of vehicles sold at the newly acquired car dealerships, the methodology by which the acquired operations acquire, recondition, and market used cars, and the methodology by which the related finance receivables are underwritten and collected, which management believes will result in the acquired operations being profitable in 1997. Furthermore, Seminole's audited combined statement of operations for 1996 was impacted by several factors that are not expected to have an impact on future operations. Such factors were related to the deterioration of its loan portfolio, which the Company believes resulted from poor underwriting and ineffective collection efforts. First, due to the deterioration of its loan portfolio in 1996, Seminole recorded a total of $7.1 million in provision for credit losses. Second, the deterioration of its loan portfolio also reduced its borrowing capacity, thereby reducing Seminole's liquidity. As a result, in order to raise cash, Seminole sold vehicles at substantially lower margins and sold a portfolio of notes in December 1996 for a loss of approximately $1.5 million.

     The following discussion and analysis provides information regarding the Company's consolidated financial position as of December 31, 1996, and 1995, and its results of operations for the years ended December 31, 1996, 1995 and 1994.

     Growth in Finance Receivables. As a result of the Company's rapid expansion, contract receivables serviced increased by 129.0% to $109.9 million at December 31, 1996 (including $51.7 million in contracts serviced under the Company's Securitization Program) from $48.0 million at December 31, 1995, which was an increase of 123.3% from $21.5 million at December 31, 1994.

     The following tables reflect the growth in contract originations by Company Dealerships and contract purchases from Third Party Dealers as well as the period end balances measured in terms of the principal amount and the number of contracts.

                      TOTAL CONTRACTS ORIGINATED/PURCHASED
                   (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)

                                                                 YEARS ENDED DECEMBER 31,
                                         ------------------------------------------------------------------------
                                                  1996                     1995                     1994
                                         ----------------------   ----------------------   ----------------------
                                         PRINCIPAL     NO. OF     PRINCIPAL     NO. OF     PRINCIPAL     NO. OF
                                           AMOUNT     CONTRACTS     AMOUNT     CONTRACTS     AMOUNT     CONTRACTS
                                         ----------   ---------   ----------   ---------   ----------   ---------
Company Dealerships....................   $  48,996      6,929     $ 36,568       6,129     $ 23,589      4,731
Third Party Dealers....................      56,770      9,825       16,455       3,012        3,607      1,423
                                          ---------     ------     --------       -----     --------      -----
  Total................................   $ 105,766     16,754     $ 53,023       9,141     $ 27,196      6,154
                                          =========     ======     ========       =====     ========      =====

                          TOTAL CONTRACTS OUTSTANDING
                   (IN THOUSANDS, EXCEPT NUMBER OF CONTRACTS)

                                                                 YEARS ENDED DECEMBER 31,
                                         ------------------------------------------------------------------------
                                                  1996                     1995                     1994
                                         ----------------------   ----------------------   ----------------------
                                         PRINCIPAL     NO. OF     PRINCIPAL     NO. OF     PRINCIPAL     NO. OF
                                           AMOUNT     CONTRACTS     AMOUNT     CONTRACTS     AMOUNT     CONTRACTS
                                         ----------   ---------   ----------   ---------   ----------   ---------
Company Dealerships....................   $  49,066      9,615     $ 34,226       8,049     $ 19,881      5,515
Third Party Dealers....................      60,878     12,942       13,805       2,733        1,620        726
                                          ---------    -------     --------      ------     --------      -----
Total Portfolio Serviced...............   $ 109,944     22,557     $ 48,031      10,782     $ 21,501      6,241
                                          ---------    -------     --------      ------     --------      -----
Less Portfolio Securitized and Sold....     (51,663)   (10,612)          --          --           --         --
                                          ---------    -------     --------      ------     --------      -----
  Company Total........................   $  58,281     11,945     $ 48,031      10,782     $ 21,501      6,241
                                          =========    =======     ========      ======     ========      =====

     The first table, reflecting Third Party Dealer purchases excludes $5.6 million in principal balances (2,095 contracts) acquired in a single bulk purchase in late December 1996 and also excludes $1.6 million in lease contracts acquired in October 1996 as part of a purchase of certain assets of a used car dealership in Las Vegas, Nevada. The second table, reflecting Third Party Dealer principal balances includes $5.5 million in principal balances related to this bulk purchase and includes $1.4 million (375 contracts) in balances related to these leases. There were no material bulk purchases in 1995 or 1994.

RESULTS OF OPERATIONS

     The prices at which the Company sells its cars and the interest rates that it charges to finance these sales take into consideration that the Company's primary customers are high-risk borrowers, many of whom ultimately default. The Provision for Credit Losses reflects these factors and is treated by the Company as a cost of both the future interest income derived on the contract receivables originated at Company Dealerships as well as a cost of the sale of the cars themselves. Accordingly, unlike traditional car dealerships, the Company does not present gross profits in its Statements of Operations calculated as Sales of Used Cars less Cost of Used Cars Sold.

  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Sales of Used Cars. Sales of Used Cars increased by 40.1% to $53.8 million for the year ended December 31, 1996 from $38.4 million (pro forma) for the year ended December 31, 1995 and by 38.1% for the year ended December 31, 1995 from $27.8 million for the year ended December 31, 1994. This growth reflects increases in the average unit sales price and the average number of units sold by each Company Dealership.

     The average sales price per car increased by 17.2% to $7,107 for the year ended December 31, 1996 from $6,065 (pro forma) for the year ended December 31, 1995 compared to 15.1% from $5,269 in 1994. This increase reflects management's decision to sell higher quality vehicles at its Company Dealerships. Units sold per Company Dealership averaged 946, 904 (pro forma), and 659 for the years ended December 31, 1996, 1995, and 1994, respectively. The Company attributes the increase in units sold per Company Dealership to the success of the Company's business strategy, most notably its advertising and marketing programs.

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 44.4% to $29.9 million for the year ended December 31, 1996 from $20.7 million (pro forma) for the year ended December 31, 1995, which was an increase of 64.3% from $12.6 million for the year ended December 31, 1994. On a per unit basis, the Cost of Used Cars Sold increased by 20.8% to $3,951 for the year ended December 31, 1996 from $3,270 (pro forma) for the year ended December 31, 1995, which was an increase of 37.0% from $2,387 for the year ended December 31, 1994, largely due to management's determination to sell higher quality cars throughout its operations. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 35.0% to $23.9 million for the year ended December 31, 1996 from $17.7 million (pro forma) for the year ended December 31, 1995, which was an increase of 16.4% from $15.2 million for the year ended December 31, 1994. As a percentage of sales, the gross margin was 44.4%, 46.1% (pro forma), and 54.7% for the years ended December 31, 1996, 1995, and 1994, respectively. The Company attributes the decline in the gross margin percentage to management's strategy of increasing the quality and, therefore, the cost, of cars sold at Company Dealerships while maintaining a consistent dollar gross margin per unit sold. The decline in the gross margin percentage was offset by corresponding increases in the quality of finance contracts generated (resulting in a lower Provision for Credit Losses) and greater unit sales per Company Dealership. On a per unit basis, the gross margin per car sold was $3,156, $2,795(pro forma), and $2,882 for the years ended December 31, 1996, 1995, and 1994, respectively.

     Provision for Credit Losses. A high percentage of Company Dealership customers ultimately do not make all of their contractually scheduled payments, requiring the Company to charge off the remaining principal balance due. As a result, the Company recognizes a Provision for Credit Losses in order to establish an Allowance for Credit Losses sufficient to absorb anticipated future losses. The Provision for Credit Losses increased by 25.6% to $9.8 million in 1996 over $7.8 million (pro forma) in 1995, which was a decrease of $300,000 or 3.7% from $8.1 million in 1994. This includes an increase of $153,000 in the Provision for Credit Losses in 1996 for third party receivables over 1995 when the Company recorded no Provision for Credit Losses for third party receivables. In 1994, the Company recorded Provision for Credit Losses totaling $116,000 for its third party loan portfolio. On a percentage basis, the Provision for Credit Losses per unit originated at Company Dealerships increased by 3.1% to $1,277 per unit in 1996 over $1,239 (pro forma) per unit in 1995, which was a decrease of 18.7% from 1994 when the average was $1,523 per unit. As a percentage of contract balances originated, the Provision for Credit Losses averaged 19.7%, 22.8% (pro forma), and 34.5% in 1996, 1995, and 1994, respectively. This decrease reflects the Company's strengthened underwriting requirements, the higher quality of the cars sold, and the Company's improved collection efforts.

     The Company charges its Provision for Credit Losses to current operations and does not recognize any portion of the unearned interest income as a component of its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full annual percentage rate ("APR") on its contracts less amortization of loan origination costs.

     Interest Income. Interest Income consists primarily of interest on both finance receivables from Company Dealership sales and interest on Third Party Dealer finance receivables.

     Company Dealership Sales -- Interest Income increased by 2.4% to $8.4 million for the year ended December 31, 1996 from $8.2 million for the year ended December 31, 1995, which increased by 74.5% compared to $4.7 million in the year ended December 31, 1994. Interest Income during the year ended December 31, 1996 was affected by the sale of $58.2 million in contract principal balances pursuant to the Securitization Program, and will continue to be affected in future periods by additional securitizations. A primary element of the Company's sales strategy is to provide financing to customers with poor credit histories who are unable to obtain automobile financing through traditional sources. The Company financed 91.1% of sales revenue and 91.6% of the used cars sold at Company Dealerships for the year ended December 31, 1996 compared to 89.7% (pro forma) of sales revenue and 91.2% (pro forma) of the used cars sold for the year ended December 31, 1995, and 85.0% of sales revenue and 89.8% of used cars sold in the year ended December 31, 1994. The average amount financed increased to $7,071 for the year ended December 31, 1996 from $5,966 for the year ended December 31, 1995 which had increased from $4,986 for the year ended December 31, 1994. The effective yield on Finance Receivables from Company Dealerships was 29.2%, 28.0%, and 28.2% for the years ended December 31, 1996, 1995, and 1994, respectively. The Company operated 8, 7 (pro forma), and 8 dealerships at December 31, 1996, 1995, and 1994, respectively.

     Third Party Dealers -- Interest Income increased by 305.6% to $7.3 million for the year ended December 31, 1996 from $1.8 million in 1995, which was an increase of 153.5% from $710,000 in 1994. Interest Income during the year ended December 31, 1996 was effected by the sale of $10.0 million in contract principal balances pursuant to the Securitization Program, and will continue to be effected in future periods by additional securitizations. Interest income has increased in conjunction with the increases in Third Party Dealer contracts purchased and outstanding. As noted above, the Company began to significantly expand its Third Party Dealer branch office operations in April 1995. Further, subsequent to June 30, 1995, as a result of its migration to higher quality contracts and expansion into markets with interest rate limits, the Company's yield on its Third Party Dealer contract portfolio has trended downward. Portfolio yield was approximately

25.8%, 26.7%, and 30.9% for the years ended December 31, 1996, 1995, and 1994, respectively. The Company operated 35, 8 and 1 branch office(s) at December 31, 1996, 1995, and 1994, respectively.

     Gain on Sale of Loans. Champion Receivables Corporation ("CRC"), a "bankruptcy remote entity" is the Company's wholly-owned special purpose securitization subsidiary. During the first quarter of 1996, the Company initiated a Securitization Program under which CRC sells securities backed by contracts to SunAmerica. Under the Securitization Program, CRC assigns and transfers the contracts to separate trusts (the "Trusts") pursuant to Pooling and Servicing Agreements (the "Pooling Agreements"). Pursuant to the Pooling Agreements, Class A Certificates and subordinated Class B Certificates are issued to CRC. CRC then sells the Class A Certificates to SunAmerica or its nominees. The transferred contracts are serviced by Champion Acceptance Corporation ("CAC"), another subsidiary of the Company. As a requirement to obtain a "BBB" rating from Standard & Poors, CRC is required to provide a credit enhancement by establishing and maintaining a cash spread account for the benefit of the certificate holders. The Company makes an initial cash deposit into the spread account, ranging from 3% to 4% of the initial underlying finance receivables principal balance and pledges this cash to the Trusts. The Company is also required to then make additional deposits from the residual cash flow (through the trustees) to the spread account as necessary to attain and maintain the spread account at a specified percentage, ranging from 6.0% to 8.0%, of the underlying finance receivables principal balance. Distributions are not made to CRC on the Class B Certificates unless the spread account has the required balance, the required periodic payments to the Class A Certificate holders are current, and the trustee, servicer and other administrative costs are current. During 1996, the Company made initial spread account deposits totaling $2,630,000. Additional net deposits through the trustees during 1996 totaled $213,000 resulting in a total balance in the spread accounts of $2,843,000 as of December 31, 1996. In connection therewith, the specified spread account balance based upon the aforementioned specified percentages of the balances of the underlying portfolios as of December 31, 1996 was $3,941,000, resulting in additional funding requirements from future cash flows as of December 31, 1996 of $1,098,000. The additional funding requirement will decline as the trustees deposit additional cash flows into the spread account and as the principal balance of the underlying finance receivables declines.

     The contracts transferred to the Trusts were purchased by CRC from either CAC or Champion Financial Services ("CFS"), another subsidiary of the Company in "true sale" transactions pursuant to separate Purchase Agreements. The obligations of CAC, as servicer, pursuant to the Pooling Agreements are guaranteed by the Company and certain other subsidiaries of the Company, other than CRC, CAC and CFS.

     The Company recognizes a Gain on Sale of Loans equal to the difference between the yield earned on the contract portfolio securitized and the return on the securities sold. The amount of any Gain on Sale of Loans is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitization which it retains, and record a charge to earnings based upon the reduction.

     The Company utilizes a number of estimates in arriving at the Gain on Sale of Loans. The estimated cash flows into the trusts were discounted with rates ranging from 16% to 25%. For contracts originated at Company Dealerships, net losses were estimated using total expected cumulative net losses at loan origination of approximately 25.0%, adjusted for actual cumulative net losses prior to securitization. For contracts purchased from Third Party Dealers, net losses were estimated using total expected cumulative net losses at loan origination of approximately 13.5%, adjusted for actual cumulative net losses prior to securitization. Losses are discounted at an assumed risk free rate. Prepayment rates were estimated to be 1.5% per month of the beginning of month balance. The assumptions utilized in prior securitizations may not necessarily be the same as those utilized in future securitizations, if any.

     Through December 31, 1996, the Company had securitized an aggregate of $68.2 million in contracts, issuing $53.5 million in securities to SunAmerica. Pursuant to these transactions, the Company reduced its Allowance for Credit Losses by $10.0 million during 1996 and retained a residual in the contracts sold of $9.9 million at December 31, 1996. The Company also recorded Gain on Sale of Loans during 1996 of $4.4 million, net of expenses.

     During 1996, the Trusts issued certificates to Sun America at a weighted average yield of 8.38% with the yields ranging from 8.15% to 8.62%, resulting in net spreads, after servicing and trustee fees, ranging from 12.56% to 17.40%, and averaging 16.36%.

     The Company's net earnings may fluctuate from quarter to quarter in the future as a result of the timing and size of its securitizations.

     Servicing Income. The Company services the $51.7 million in contracts sold in the securitization for monthly fees ranging from .33% to .42% of beginning of period principal balances (4% to 5% annualized). Servicing Income for the year ended December 31, 1996 totaled $921,000.

     Other Income. Other Income consists primarily of franchise fees from the Company's rent-a-car franchisees and insurance premiums earned on force placed insurance policies. This income increased by 111.0% to $650,000 for the year ended December 31, 1996 from $308,000 for the year ended December 31, 1995, which was a decrease of 44.6% from the $556,000 in 1994. The Company no longer actively engages in the rent-a-car franchise business.

     Income before Operating Expenses. As a result of the Company's continued expansion, Income before Operating Expenses grew by 77.7% to $35.9 million for the year ended December 31, 1996 from $20.2 million (pro forma) for the year ended December 31, 1995, which was an increase of 54.2% from $13.1 million in 1994. Interest Income on the loan portfolios and Gain on Sale of Loans were the primary contributors to the increase. The increase also reflects the growth of Sales of Used Cars.

     Operating Expenses. Operating Expenses consist of Selling and Marketing Expenses, General and Administrative Expenses, and Depreciation and Amortization. The allocation of these expenses to each of the Company's business segments (Company Dealerships, Company Dealership Receivables, Third Party Dealers, and Corporate and Other) is shown at Note 20 to the Consolidated Financial Statements.

     Selling and Marketing Expenses. For the years ended December 31, 1996, 1995, and 1994, Selling and Marketing Expenses were comprised almost entirely of advertising costs and commissions relating to Company Dealership operations. Selling and Marketing Expenses increased by 12.5% to $3.6 million for the year ended December 31, 1996 from $3.2 million (pro forma) for the year ended December 31, 1995, which was an increase of 33.3% from $2.4 million in 1994. As a percentage of Sales of Used Cars, these expenses averaged 6.7%, 8.3% (pro forma), and 8.6% for the years ended December 31, 1996, 1995, and 1994, respectively. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships decreased by 7.1% to $474 per unit for the year ended December 31, 1996 from $510 (pro forma) per unit for the year ended December 31, 1995, which was an increase of 18.9% from $429 per unit in 1994.

     General and Administrative Expenses. General and Administrative Expenses increased by 45.5% to $19.5 million for the year ended December 31, 1996 from $13.4 million (pro forma) for the year ended December 31, 1995, which was an increase of 47.3% from $9.1 million in 1994. These expenses represented 25.8%, 27.5%, and 27.0% of total revenues for the years ended December 31, 1996, 1995, and 1994, respectively. For the year ended December 31, 1996, 42.5% of General and Administrative Expenses were attributable to Company Dealership sales, 15.6% to the Company Dealership Receivables' financing activities, 20.2% to Third Party Dealer activities and 21.7% to Corporate overhead. For the year ended December 31, 1995, 55.8% of General and Administrative Expenses were attributable to Company Dealership sales, 18.2% to the Company Dealership Receivables' financing activities, 7.9% to Third Party Dealer activities and 18.1% to Corporate overhead. The increase in General and Administrative Expenses is a direct result of the Company's significant expansion of its Third Party Dealer financing operations as well as continued expansion of infrastructure to administer growth.

     Depreciation and Amortization. Depreciation and Amortization consists of depreciation and amortization on the Company's property and equipment and amortization of the Company's trademarks. Depreciation and amortization increased by 23.1% to $1.6 million for the year ended December 31, 1996 from $1.3 million for the year ended December 31, 1995, which was an increase of 62.5% from $777,000 in 1994 . The increase was due primarily to the construction of Company servicing facilities, which opened in June 1995, and the purchase of associated equipment. For the year ended December 31, 1996, 20.2% of these expenses were attributable to Company Dealership sales, 48.7% to the Company Dealership receivables' financing activities, 12.4% to Third Party Dealer activities and 18.7% to Corporate overhead. For the year ended December 31,

1995, 21.2% of these expenses were attributable to Company Dealership sales, 36.5% to the Company Dealership receivables' financing activities, 6.8% to Third Party Dealer activities and 35.5% to Corporate overhead. Amortization of Covenants was $296,000 and $296,000 for the years ended December 31, 1995, and 1994 respectively. As of December 31, 1995, all existing covenants had been fully amortized.

     Interest Expense. Interest expense decreased by 11.7% to $5.3 million in 1996 from $6.0 million in 1995, which was an increase of 100.0% from $3.0 million in 1994. The decrease in 1996, despite significant growth in Company assets, is the direct result of the two public offerings that were completed in 1996 which generated $79.4 million in cash, and the Company's Securitization Program which generated $39.0 million in cash from the sale of Finance Receivables which the Company utilized to pay down debt. Further, concurrent with the Company's initial public offering on June 21, 1996, the Company restructured its Subordinated Notes Payable reducing the borrowing rate on that debt from 18% to 10% per annum.

     Income Taxes. Income tax expense totaled $100,000 in 1996, up from zero in 1995. In 1994, the Company realized a tax benefit of $334,000. In 1996, the Company utilized all of the Valuation Allowance that existed against its deferred income tax assets as of December 31, 1995. Therefore, the Company anticipates incurring income tax expense in the future at the statutory income tax rates.

ALLOWANCE FOR CREDIT LOSSES

     The Company has established an Allowance for Credit Losses ("Allowance") to cover anticipated credit losses on the contracts currently in its portfolio. The Allowance has been established through the Provision for Credit Losses on contracts originated at Company Dealerships, and through nonrefundable acquisition discounts and Provision for Credit Losses on contracts purchased from Third Party Dealers. The Allowance on contracts originated at Company Dealerships increased to 23.0% of outstanding principal balances as of December 31, 1996 compared to 21.9% as of December 31, 1995. The Allowance as a percentage of Third Party Dealer contracts increased to 12.7% from 7.2% over the same period. However, the Allowance as a percentage of the Company's combined contract portfolio decreased to 13.9% at December 31, 1996 from 17.7% at December 31, 1995 reflecting the fact that a greater portion of the Company's overall contract portfolio is represented by contracts purchased from Third Party Dealers, for which a lower level of Allowance is required.

     The following table reflects activity in the Allowance, as well as information regarding charge off activity, for the years ended December 31, 1996 and 1995, in thousands.

                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                      COMPANY DEALERSHIPS     THIRD PARTY DEALERS
                                                      -------------------     -------------------
                                                       1996        1995        1996        1995
                                                      -------     -------     -------     -------
Allowance Activity:
Balance, beginning of period........................  $ 7,500       6,050     $ 1,000         159
Provision for credit losses.........................    9,658       8,359         153          --
Discount acquired...................................       --          --       8,963       1,660
Reduction attributable to loans sold................   (9,331)         --        (650)         --
Net Charge offs.....................................   (6,202)     (6,909)     (2,966)       (819)
                                                      -------      ------     -------       -----
Balance, end of period..............................  $ 1,625       7,500     $ 6,500       1,000
                                                      =======      ======     =======       =====
Allowance as percent of period ended principal
  balance...........................................    23.0%       21.9%       12.7%        7.2%
                                                      =======      ======     =======       =====
Charge off Activity:
Principal Balances:
  Collateral Recovered..............................  $ 6,256       6,686     $ 3,618         806
  Collateral Not Recovered..........................    1,859       2,478         717         220
                                                      -------      ------     -------       -----
  Total Principal Balances..........................    8,115       9,164       4,335       1,026
  Accrued interest..................................      487         653         123          59
  Recoveries, net...................................   (2,400)     (2,908)     (1,492)       (266)
                                                      -------      ------     -------       -----
Net Charge Offs.....................................  $ 6,202       6,909     $ 2,966         819
                                                      =======      ======     =======       =====
Net Charge Offs as % of average principal
  outstanding.......................................    23.0%       24.0%       10.7%       11.9%
                                                      =======      ======     =======       =====

     The Company's policy is to charge off contracts when they are deemed uncollectible, but in any event at such time as a contract is delinquent for 90 days.

     Net Charge Offs - Company Dealerships. Net Charge Offs for contracts originated at Company dealerships in 1996 were 23.0% of the average principal balance outstanding compared to 24.0% in 1995. As discussed above, beginning in 1995 and continuing in 1996 the Company has migrated to selling higher quality cars at its dealerships. Accordingly, repossessions have less frequently met Company standards for resale and, therefore, have been sold primarily at wholesale auction.

     Recoveries averaged 29.6% of principal balances charged off in 1996 compared to 31.7% in 1995, primarily reflecting reductions in the percentage of repossessed cars sold at Company Dealerships of 11.0% in 1996 compared to 33.6% in 1995.

     The Company's net charge offs on contracts generated through Company Dealerships are favorably affected by a reduction in sales tax liability as a result of loan defaults.

     Net Charge Offs - Third Party Dealers. Net Charge Offs for contracts purchased from Third Party Dealers in 1996 were 10.7% of the average principal balance outstanding compared to 11.9% in 1995. Prior to April 1995, the Company purchased from Third Party Dealers, at discounts of approximately 15.0% to 25.0%, contracts with average principal balances of approximately $4,000 bearing a typical APR of 29.9%. In April 1995 the Company significantly revised and expanded its Third Party Dealer program. Under the current program, which is aimed at more creditworthy borrowers, it purchases from Third Party Dealers, at discounts averaging approximately 11.0%, contracts with average principal balances of approximately $5,800 bearing an average APR of 24.5%.

     Recoveries averaged 34.4% of principal balances charged off on contracts purchased from Third Party Dealers in 1996 compared to 25.9% for the year ended December 31, 1995. The increase is due to both an increase in the percent of charged off collateral actually recovered to 83.5% in 1996 from 78.6% in 1995 and an increase in the percent realized from the resale of recovered collateral to 41.2% in 1996 from 33.0% in 1995.

     The Company's Net Charge Offs on its Third Party Dealer contract portfolio are significantly lower than those incurred on its Company Dealership contract portfolio. This is attributable to the relationship of the average amount financed to the underlying collateral's wholesale value and to a lesser degree the generally more creditworthy customers served by Third Party Dealers. In its Third Party Dealer portfolio, the Company generally limits the amount financed to not more than 120.0% of the wholesale value of the underlying car, although the Company will make exceptions on a case-by-case basis. For 1996, the amount financed to wholesale book on the Third Party Dealer portfolio averaged 116.0%, as compared to 191.9% for the Company Dealership portfolio (112.3% of Kelly Blue Book retail value). For 1995, the amount financed to wholesale book on the Third Party Dealer portfolio averaged 117.0%, as compared to 184.0% for the Company Dealership portfolio (105.0% of Kelly Blue Book retail value). See
"Business -- Comparison of Contracts Originated at Company Dealerships and Third Party Dealers."

     Net Charge Off percentage trends for the respective portfolios are considered by management in determining the adequacy of the Allowance as a percentage of contract principal balances outstanding.

     Static Pool Analysis. To monitor contract performance, beginning in June 1995, the Company implemented "static pool" analysis for all contracts originated since January 1, 1993. Static pool analysis is a monitoring methodology by which each month's originations and subsequent charge offs are assigned a unique pool and the pool performance is monitored separately. Improving or deteriorating performance is measured based on cumulative gross and net charge offs as a percentage of original principal balances, based on the number of complete payments made by the customer before charge off. The table herein sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of payments made prior to charge off. For periods denoted by "x", the pools have not seasoned sufficiently to allow for computation of cumulative losses. For periods denoted by "-", the pools have not yet attained the indicated cumulative age. While the Company monitors its static pools on a monthly basis, for presentation purposes the information in the tables are presented on a quarterly basis.

  CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS

     The following table sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of monthly payments made prior to charge off.

         POOL'S CUMULATIVE NET LOSSES AS PERCENTAGE OF POOL'S ORIGINAL
                          AGGREGATE PRINCIPAL BALANCE

                                               MONTHLY PAYMENTS COMPLETED BY CUSTOMER BEFORE CHARGE
                                                                        OFF
                                               -----------------------------------------------------
                                                0        3         6         12        18        24
                                               ---      ----      ----      ----      ----      ----
1993:
1st Quarter................................    6.6%     18.3%     26.6%     33.2%     35.1%     35.3%
2nd Quarter................................    7.7%     18.4%     26.2%     30.6%     32.1%     32.3%
3rd Quarter................................    8.5%     19.9%     25.2%     30.4%     31.5%     31.7%
4th Quarter................................    7.1%     16.9%     23.4%     27.7%     28.9%     29.5%
1994:
1st Quarter................................    3.5%     10.8%     14.3%     17.7%     19.3%     21.4%
2nd Quarter................................    3.7%     11.3%     15.3%     19.7%     21.7%     22.8%
3rd Quarter................................    3.5%      8.5%     12.9%     17.0%     19.4%     20.0%
4th Quarter................................    2.9%      9.1%     13.3%     18.0%     20.1%        x

                                               MONTHLY PAYMENTS COMPLETED BY CUSTOMER BEFORE CHARGE
                                                                        OFF
                                               -----------------------------------------------------
                                                0        3         6         12        18        24
                                               ---      ----      ----      ----      ----      ----
1995:
1st Quarter................................    1.6%      8.3%     13.8%     18.2%     20.6%       --
2nd Quarter................................    2.5%      7.9%     12.7%     17.2%        x        --
3rd Quarter................................    1.9%      6.5%     11.3%     18.3%       --        --
4th Quarter................................    1.1%      5.8%     11.0%        x        --        --
1996:
1st Quarter................................    1.4%      7.6%     13.3%       --        --        --
2nd Quarter................................    2.2%      9.3%        x        --        --        --
3rd Quarter................................    1.5%       --        --        --        --        --

     Analysis of portfolio delinquencies is also considered in evaluating the adequacy of the Allowance. Principal balances 31 to 60 days delinquent as a percentage of total outstanding contract principal balances totaled 2.3% and 4.2% as of December 31, 1996 and 1995, respectively. Principal balances 61 to 90 days delinquent as a percentage of total outstanding contract principal balances totaled 0.6% and 1.1% as of December 31, 1996 and 1995, respectively. In accordance with the Company's charge off policy, there are no accounts more than 90 days delinquent as of December 31, 1996 and 1995.

  CONTRACTS PURCHASED FROM THIRD PARTY DEALERS

     Non-refundable acquisition discount ("Discount") acquired totaled $9.0 million and $1.7 million for the years ended December 31, 1996 and 1995, respectively. The Discount, attributable to Third Party Dealer branch purchases, averaged 11.4% as a percentage of principal balances purchased in 1996, compared to 10.1% in 1995. Beginning in 1996, the Company expanded into markets with interest rate limits. While contractual interest rates on these contracts are limited by law, the Company has been able to purchase these contracts at a reasonably consistent effective yield and therefore Discounts have trended upward. To date, the Company has credited the Allowance for Credit Losses all Discount acquired with the purchase of contracts from Third Party Dealers.

     The following table sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of monthly payments made prior to charge off.

         POOL'S CUMULATIVE NET LOSSES AS PERCENTAGE OF POOL'S ORIGINAL
                          AGGREGATE PRINCIPAL BALANCE

                                               MONTHLY PAYMENTS COMPLETED BY CUSTOMER BEFORE CHARGE
                                                                        OFF
                                               -----------------------------------------------------
                                                0        3         6         12        18        24
                                               ---      ----      ----      ----      ----      ----
1995:
2nd Quarter................................    0.9%      4.1%      5.7%      7.8%        x        --
3rd Quarter................................    1.4%      4.0%      5.2%      7.0%       --        --
4th Quarter................................    1.0%      4.4%      6.8%        x        --        --
1996:
1st Quarter................................    0.8%      3.7%      6.9%       --        --        --
2nd Quarter................................    1.6%      6.3%        x        --        --        --
3rd Quarter................................    1.4%       --        --        --        --        --

     Beginning April 1, 1995, the Company initiated a new purchasing program for Third Party Dealer contracts which included a rapid migration to higher quality contracts. As of March 31, 1995, the Third Party Dealer portfolio originated under the prior program had a principal balance of $2.0 million and has a remaining balance of $133,000 as of December 31, 1996. Static pool results under the prior program are not a material consideration for management evaluation of the current Third Party Dealer portfolio and contract performance under this prior program has been excluded from the table above.

     While the static pool information is developing, management augments its evaluation of the adequacy of the Allowance for Third Party Dealers through comparisons in the characteristics of collateral ratios and borrowers on Third Party Dealer contracts versus those of the Company Dealership contracts, as well as through comparisons of portfolio delinquency, actual contract performance and, to the extent information is available, industry statistics.

     Analysis of portfolio delinquencies is also considered in evaluating the adequacy of the Allowance. Principal balances 31 to 60 days delinquent as a percentage of total outstanding contract principal balances totaled 3.1% and 1.2% as of December 31, 1996 and 1995, respectively. Principal balances 61 to 90 days delinquent as a percentage of total outstanding contract principal balances totaled 1.1% and 0.4% as of December 31, 1996 and 1995, respectively. In accordance with the Company's charge off policy there are no Third Party Dealer contracts more than 90 days delinquent as of December 31, 1996 and 1995.

     At December 31, 1995 the average number of days a customer was delinquent when repossession took place was under 30 days for both contracts originated at Company Dealerships and those purchased from Third Party Dealers. In 1996, the Company elected to extend the time period before repossession is ordered with respect to those customers who exhibit a willingness and capacity to bring their contracts current. As a result of this revised repossession policy, delinquencies increased slightly, as expected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to support increases in its contract portfolio, expansion of Company Dealerships and Branch Offices, the purchase of inventories, the purchase of property and equipment, and for working capital and general corporate purposes. The Company funds its capital requirements through equity offerings, operating cash flow, the sale of finance receivables, and supplemental borrowings.

     The Company's Net Cash Provided by Operating Activities increased by 10.1% from $6.3 million for 1995 to $7.0 in 1996, compared to an increase of 87.8% from $3.4 million in 1994. The increase was primarily due to increases in Net Earnings and the Provision for Credit Losses offset by an increase in Other Assets and the Gain on Sale of Finance Receivables. The increase in 1995 over 1994 was primarily a result of a smaller increase in Inventory of $1.5 million, and an increase in Accounts Payable, Accrued Expenses and Other Liabilities of $2.0 million.

     The Net Cash Used in Investing Activities decreased by 17.6% from $36.4 million in the year ended December 31, 1995 to $30.0 million in the year ended December 31, 1996. The decrease was due primarily to a net increase in Finance Receivables of $14.6 million and the $2.8 million used for the net increase in the securitization spread account (Investments Held in Trust), the deposit of $636,000 into a trust account and the $2.9 million increase used for the purchases of Property and Equipment. Gross deposits into the spread account by the trustees were $955,000 while gross disbursements from the spread account totaled $742,000 during 1996. Cash used in investing activities increased from 1994 to 1995 by $15.8 million or 76.8% primarily as a result of a net increase in Finance Receivables of $18.2 million offset by Property and Equipment additions of $2.1 million.

     The Company's Net Cash Provided by Financing Activities increased by 28.1% from $31.3 million in the year ended December 31, 1995 to $40.1 million in the year ended December 31, 1996. This increase was the result of the $79.4 million in proceeds from the Company's public offerings of common stock, net of the $28.6 million of repayment of Notes Payable and the redemption of $10.0 million of Preferred Stock. The Company's Net Cash Provided by Financing Activities increased by 80.9% or $14.0 million from 1994 to 1995 due primarily to a net increase in Notes Payable of $12.3 million.

     Revolving Facility. The Company maintains a Revolving Facility with GE Capital that has a maximum commitment of up to $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew the Revolving Facility for one additional year. The facility is secured by substantially all of the Company's assets. As of December 31, 1996, the Company's borrowing capacity under the Revolving Facility was $50.0 million, the aggregate principal amount outstanding under the Revolving Facility was $4.6 million, and the amount available to be borrowed under the facility was $45.4 million. The Revolving Facility bears interest at the 30-day LIBOR plus 3.60%, payable daily (total rate of 9.0% as of December 31, 1996).

     The Revolving Facility contains covenants that, among other things, limit the Company's ability to, without GE Capital's consent: (i) incur additional indebtedness; (ii) make unsecured loans or other advances of money to officers, directors, employees, stockholders or affiliates in excess of $25,000 in total;
(iii) engage in securitization transactions (other than the Securitization Program with Sun America, for which GE Capital has consented); (iv) merge with, consolidate with, acquire or otherwise combine with any other person or entity, transfer any division or segment of its operations to another person or entity, or form new subsidiaries; (v) make any change in its capital structure; (vi) declare or pay dividends except in accordance with all applicable laws and not in excess of fifteen percent (15%) of each year's net earnings available for distribution; (vii) make certain investments and capital expenditures; and
(viii) engage in certain transactions with affiliates. These covenants also require the Company to maintain specified financial ratios, including a debt ratio of 2.0 to 1 and a net worth of at least $75,000,000, and to comply with all laws relating to the Company's business. The Revolving Facility also provides that a transfer of ownership of the Company that results in less than 15.0% of the Company's voting stock being owned by Mr. Ernest C. Garcia II, will result in an event of default under the Revolving Facility.

     Subordinated Indebtedness and Preferred Stock. The Company has historically borrowed substantial amounts from Verde Investments Inc. ("Verde"), an affiliate of the Company. The Subordinated Notes Payable balances outstanding to Verde totaled $14.6 million as of December 31, 1995 ($24.6 million prior to the conversion of $10.0 million to Preferred Stock as discussed below), and $14.0 million as of December 31, 1996. Prior to June 21, 1996, these borrowings accrued interest at an annual rate of 18.0%. Effective June 21, 1996 the annual interest rate on these borrowings was reduced to 10.0%. The Company is required to make monthly payments of interest and annual payments of principal in the amount of $2.0 million. This debt is junior to all of the Company's other indebtedness and the Company may suspend interest and principal payments in the event it is in default on obligations to any other creditors.

     On December 31, 1995, Verde converted $10.0 million of subordinated debt to Preferred Stock of the Company. Prior to June 21, 1996, the Preferred Stock accrued a dividend of 12.0% annually, increasing one percent per year up to a maximum of 18.0%. Effective June 21, 1996, the dividend on the Preferred Stock was decreased from 12.0% to 10.0%. During 1996, the Company paid a total of $916,000 in dividends to Verde on the Preferred Stock which was redeemed in November 1996.

     Convertible Note. In August 1995, the Company entered into a note purchase agreement with SunAmerica pursuant to which SunAmerica purchased a $3.0 million convertible subordinated note. The convertible note, which was due June 30, 1998, bore interest at a rate of 12.5%, payable quarterly, and was secured by a pledge of the Common Stock of the Company held by the Company's Chairman, Chief Executive Officer and principal stockholder. Effective June 21, 1996, SunAmerica converted the note into Common Stock (444,444 shares at the initial public offering price of $6.75 per share). In return for the conversion, the Company granted SunAmerica a ten-year warrant to purchase 121,023 (as adjusted) shares of Common Stock at the initial public offering price per share and paid fees to SunAmerica totaling $150,000.

     Securitizations. SunAmerica and the Company have entered into the Securitization Program under which SunAmerica may purchase up to $175.0 million of certificates secured by contracts. The Securitization Program provides the Company with a source of funding in addition to the Revolving Facility. At the closing of each securitization, the Company receives payment from SunAmerica for the certificates sold (net of Investments Held in Trust). The Company also generates cash flow under this program from ongoing servicing fees and excess cash flow distributions resulting from the difference between the payments received from customers on the contracts and the payments paid to SunAmerica. In addition, securitization allows the Company to fix its borrowing cost for a given contract portfolio, broadens the Company's capital source alternatives, and provides a higher advance rate than that available under the Revolving Facility.

     In connection with its securitization transactions, the Company is required to make an initial cash deposit into an account held by the trustee (spread account) and to pledge this cash to the trust to which the finance receivables were sold. The trust in turn invests the cash in high quality liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivables principal balance. In the event that the cash flows generated by the finance receivables sold to the trust are insufficient to pay obligations of the trust, including principal or interest due to certificate holders or expenses of the trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the trust. The spread account must be maintained at a specified percentage of the principal balances of the finance receivables held by the trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account.

     Capital Expenditures and Commitments. The Company is pursuing an aggressive growth strategy. In the fourth quarter of 1996, the Company acquired the leasehold rights to an existing dealership in Las Vegas, Nevada, and has three other dealerships (one in Phoenix, Arizona and two in Albuquerque, New Mexico) currently under development. In addition, the Company opened thirteen new Branch Offices during the fourth quarter of 1996, and recently completed expansion of its contract servicing and collection facility.

     In January 1997, the Company acquired selected operating assets of a group of companies engaged in the business of selling and financing used vehicles, including four dealerships located in the Tampa Bay/St. Petersburg market. See "Business -- Recent Acquisitions," "Seminole Finance Corporation Combined Financial Statements," and "Pro Forma Financial Information."

     On April 1, 1997, the Company purchased substantially all of the assets of a Company engaged in the business of selling and financing used motor vehicles, including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million. The purchase price for the acquisition was $26.3 million, subject to adjustment. The seven dealerships had sales in 1996 of approximately $22.5 million. The assets purchased have an unaudited book value of $28.1 million, exclusive of reserves on approximately $26.2 million of contract receivable principal balances. See "Business -- Recent Acquisitions." In addition to the facilities currently under development, the Company intends to open 15 or more new Branch Offices and three or more Company Dealerships through the end of 1997. The Company believes that it will expend approximately $50,000 to establish each new Branch Office. New Company Dealerships cost approximately $1.5 to $1.7 million to construct (excluding inventory). The Company intends to finance these expenditures through operating cash flows and supplemental borrowings, including amounts available under the Revolving Facility and Securitization Program.

SEASONALITY

     Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's borrowings would decrease the profitability of the Company's existing portfolio. The Company will seek to limit this risk through its Securitization Program and, to the extent market conditions permit, for contracts originated at Company Dealerships, either by increasing the interest rate charged, or the profit margin on, the cars sold, or for contracts acquired from Third Party Dealers, either by acquiring contracts at a higher discount or with a higher APR. To date, inflation has not had a significant impact on the Company's operations.

ACCOUNTING MATTERS

     Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125), which the Company will adopt for its fiscal year beginning January 1, 1997, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Management has not determined the impact that adoption of SFAS No. 125 will have on the Company.

                                    BUSINESS

GENERAL

     Ugly Duckling Corporation (the "Company") operates the largest publicly held chain of Buy Here-Pay Here used car dealerships in the United States and underwrites, finances, and services retail installment contracts generated from the sale of used cars by its Company Dealerships and by Third Party Dealers located in selected markets throughout the country. As part of its financing activities, the Company has initiated the Cygnet Dealer Program pursuant to which it intends to provide qualified Third Party Dealers with operating credit lines secured by the dealers' retail installment contract portfolios. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to Sub-Prime Borrowers.

     The rapidly growing used car sales and finance industry achieved record sales in 1995 of 30.5 million units, representing approximately $290.0 billion in sales. During this same period, more than $185.0 billion in retail installment contracts were originated through the sale of used cars. Of these totals, approximately 11.0 million units were sold to Sub-Prime Borrowers, generating approximately $50.0 billion in retail installment contracts.

     Consistent with the industry's growth, the Company has expanded significantly in recent periods. From 1995 to 1996, total revenues increased by 55.2% from $48.7 million (pro forma) to $75.6 million. The Company's net earnings grew to $5.9 million in 1996, or $0.60 per share, compared with a net loss of $(4.0) million, or $(.67) per share in 1995.

     The Company originated 6,929 contracts through its Company Dealerships with an aggregate principal balance of $49.0 million and purchased 9,825 contracts from Third Party Dealers with an aggregate principal balance of $56.8 million during 1996. The principal balance of the Company's total contract portfolio serviced as of December 31, 1996, was $109.9 million, including $51.7 million in contracts serviced under the Securitization Program.

OVERVIEW OF USED CAR SALES AND FINANCE INDUSTRY

     Used Car Sales. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The market for used car sales in the United States is significant and has steadily increased over the past five years. The Company believes that the factors that have led to growth in this industry include substantial increases in new car prices, which have made new cars less affordable to the average consumer relative to used cars, the greater reliability and durability of used cars resulting from the production of higher quality cars, and the increasing number of vehicles coming off-lease in recent years. Many analysts expect these trends to continue, leading to further expansion of the used car sales market.

     The used car sales industry is highly fragmented and, traditionally, sales to customers have occurred through franchised and independent dealerships owned by individuals, families, and small groups. According to industry sources, there are over 23,000 franchised and 63,000 independent used car dealership locations in the United States. Used car sales from franchised dealerships (or affiliated used-only car lots) accounted for approximately 61.3% of used car sales during 1995, with the remaining 38.7% resulting from sales by independent dealerships.

     The Company participates in the sub-prime segment of the independent used car sales and finance market. This segment is serviced primarily by Buy Here-Pay Here dealers that sell and finance the sale of used cars to Sub-Prime Borrowers. Buy Here-Pay Here dealers typically offer their customers certain advantages over more traditional financing sources, such as expanded credit opportunities, flexible payment terms (including prorating customer payments due within one month into several smaller payments and scheduling payments to coincide with a customer's pay days), and the ability to make payments in person, an important feature to many Sub-Prime Borrowers who may not have checking accounts or are otherwise unable to make payments by the due date through use of the mail because of the timing of paychecks.

     Recently, the growth of the used car sales and finance market has attracted significant attention from a number of large companies, including AutoNation, U.S.A. and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. The Company believes that these companies are attracted by the relatively high gross margins that can be earned in this business and the lack of consolidation in this market. None of these companies have indicated an intention to focus on the Buy Here-Pay Here segment.

     Used Car Financing. The automobile financing industry is the third-largest consumer finance market in the country, after mortgage debt and credit card revolving debt, with more than $350.0 billion in contracts on new and used cars originated in 1995. The sub-prime segment of this industry accounted for approximately $50.0 billion of the overall market. Growth in automobile financing has been fueled by the increasing prices of both new and used cars, which has forced greater numbers of purchasers to seek financing when purchasing a car. This industry is served by such traditional lending sources as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Buy Here-Pay Here dealers. In general, the industry is categorized according to the type of car sold (new versus used) and the credit characteristics of the borrower. With respect to the borrowers, finance companies classify such individuals according to the following generalized criteria:

     - An "A" credit or "prime" borrower is a person who has a long credit history with no defaults, has been employed in the same job for a period of at least 18 months, and can easily finance a new car purchase through a bank, a captive finance subsidiary of an automobile manufacturer, or an independent finance company.

     - A "B" credit or "non-prime" borrower is a person who has a substantial credit history that includes late payments, an inconsistent employment history, or significant or unresolved problems with credit in the past. To finance a used car purchase, this borrower will generally not be able to obtain a loan from a captive finance subsidiary or a bank, and will have to obtain financing from an independent finance company that lends into this market category.

     - A "C" credit or "sub-prime" borrower generally has little or no credit history or a credit history characterized by consistently late payments and sporadic employment. Like "B" credit borrowers, "C" credit borrowers generally are not able to obtain a loan from a captive finance subsidiary or a bank, and have to obtain financing from an independent finance company that lends into this market category.

     - A "D" credit borrower is also referred to as a "sub-prime" borrower. These persons, however, in addition to having an unfavorable employment history, have also experienced debt charge offs, foreclosures, or personal bankruptcy. In purchasing a car, this borrower's only choice is to obtain financing from an independent finance company or through a Buy Here-Pay Here dealer.

     As with its used car sales operations, the Company's finance operations are directed to the sub-prime segment of the market. In particular, the finance operations of Company Dealerships are directed toward Sub-Prime Borrowers classified in the "C" and "D" categories, while its Third Party Dealer finance operations are generally directed to "C" credit borrowers. Many of the traditional lending sources do not consistently provide financing to the sub-prime consumer finance market. The Company believes traditional lenders avoid this market because of its high credit risk and the associated collection efforts.

     Many of the 63,000 independent used car dealers are not able to obtain debt financing from traditional lending sources such as banks, credit unions, or major finance companies. These dealers typically finance their operations through the sale of contract receivables at a substantial discount. The Company believes that independent dealers prefer to finance their operations through credit facilities that enable them to retain their receivables, thereby increasing their finance income. Accordingly, the Company believes that there is a substantial opportunity for a company capable of serving the needs of such dealers to make significant penetration into this underdeveloped segment of the sub-prime market.

     The industry statistical information presented herein is derived from information provided to the Company by CNW Marketing/Research of Bandon, Oregon.

RECENT ACQUISITIONS

     In January 1997, the Company acquired selected assets of a group of companies (the "Sellers") engaged in the business of selling and financing used motor vehicles, including four dealerships located in the Tampa Bay/St. Petersburg market. The acquired assets consist primarily of Sellers' inventory of vehicles and a portfolio of installment sales contracts. The purchase price for the assets acquired was approximately $32.4 million. In addition, the Company leased certain facilities used in this business.

     In connection with the acquisition, the Company made a commercial loan to one of the Sellers in the amount of $891,000, secured by consumer loans and, subject to certain conditions, committed to advance to an affiliate of Sellers $1.5 million, secured by a second priority lien on certain real property. These loans are guaranteed by the principal shareholders of Sellers. See "Seminole Finance Corporation Combined Financial Statements" and "Pro Forma Financial Information."

     On April 1, 1997, the Company purchased substantially all of the assets of a company engaged in the business of selling and financing used motor vehicles, including seven dealerships in San Antonio and a contract portfolio of approximately $24.3 million. The purchase price for the acquisition was $26.3 million, subject to adjustment. The seven dealerships had sales in 1996 of approximately $22.5 million. The assets purchased have an unaudited book value of $28.1 million, exclusive of reserves on approximately $26.2 million of contract receivable principal balances.

BUSINESS STRATEGY

     The Company intends to leverage its management team, collection facilities, computer networks, and capital base to grow its Company Dealership operations, Third Party Dealer operations, and Cygnet Dealer Program both in Arizona and in other geographic locales.

     Expand Company Dealership Operations. Since commencing its used car sales and financing operations in 1992, the Company has pursued an aggressive growth strategy through both internal development and acquisition. As of the date of this Prospectus, the Company has developed or acquired twenty-one Company Dealerships. The Company's strategy is to increase sales revenue and finance income by acquiring or opening new dealerships and finance operations. In the last several months, the Company has opened new Company Dealerships in Arizona and Nevada and has three other dealerships (one in Arizona and two in New Mexico) currently under development. The Company intends to continue the aggressive development or acquisition of Company Dealerships throughout the southwestern United States and in other locations where opportunities may arise. See "-- Recent Acquisitions."

     The Company distinguishes its direct sales and financing operations from typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, and dedication to customer service. The Company has designed and implemented a marketing program featuring its animated duck mascot that promotes its image as a professional, yet approachable, operation, in contrast to the generally unfavorable public image of many Buy Here-Pay Here dealers. In addition, the Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts.


     Expand Third Party Dealer Operations. The Company has leveraged the contract servicing experience and capabilities it acquired through its Company Dealership activities by purchasing and servicing contracts originated by Third Party Dealers. As of the date of this Prospectus, the Company has opened forty-seven Branch Offices in thirteen states. These Branch Offices service approximately 1,800 Third Party Dealers. The Company continually evaluates expansion of its Third Party Dealer operations into additional geographic areas.


     Implement New Products and Services. The Company is in the process of expanding its Third Party Dealer operations by implementing the Cygnet Dealer Program. The Company believes that providing operating credit lines to qualified Third Party Dealers will give such dealers a unique opportunity to obtain the debt financing necessary to expand their businesses while enabling the Company to earn additional finance income and diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio. The Company began full-scale marketing of the program during the first quarter of 1997.

     The Company also intends to expand its insurance operations, which to date consist of force placing casualty insurance on its Third Party Dealer contracts. Among other things, the Company is evaluating the sale of other insurance products to its customer base. See "-- Third Party Dealer Operations."

COMPANY DEALERSHIP OPERATIONS

     Company Dealership operations include the retail sale of used cars and the underwriting, financing, and servicing of contracts originated from such sales. The Company's total revenues from its Company Dealership operations were $32.5 million, $56.1 million ($46.6 million excluding sales at the Gilbert Dealership), and $67.0 million for fiscal years 1994, 1995, and 1996, respectively. See Note 20 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Retail Car Sales. The Company distinguishes its Company Dealership operations from those of typical Buy Here-Pay Here dealers through its network of multiple locations, upgraded facilities, large inventories of used cars, centralized purchasing, value-added marketing programs, and dedication to customer service. All Company Dealerships are located in high visibility, high traffic commercial areas, and generally are newer and cleaner in appearance than other Buy Here-Pay Here dealers, which helps promote the Company's image as a friendly and reputable business. The Company believes that these factors, coupled with its widespread brand name recognition (achieved through extensive promotion of its duck mascot and logo), enable it to attract customers who might otherwise visit another Buy Here-Pay Here dealer.

     Company Dealerships generally maintain an average inventory of 100 to 300 used cars and feature a wide selection of makes and models (with ages generally ranging from 5 to 10 years) and a range of sale prices, all of which enables the Company to meet the tastes and budgets of a broad range of potential customers. The Company acquires its inventory from new or late-model used car dealers, used car wholesalers, used car auctions, and customer trade-ins, as well as from repossessions. The Company's size enables it to cut inventory costs by making volume purchases for all Company Dealerships. In making its purchases, the Company takes into account each car's retail value and the costs of buying, reconditioning, and delivering the car for resale. After purchase, cars are delivered to the individual dealerships, where they are inspected and reconditioned for sale. Although the prices of used cars are subject to market variance, the Company does not believe that it will encounter significant difficulty in maintaining its current inventory levels.

     The average sales price per car at Company Dealerships was $7,107 for the fiscal year ended December 31, 1996, and $6,065 for the fiscal year ended December 31, 1995 (exclusive of sales at the Company's Gilbert Dealership). Company Dealerships use a standardized sales contract that typically provides for down payments of approximately 10.0% to 15.0% of the purchase price with the balance of the purchase price financed at fixed interest rates ranging from 21.0% to 29.9% over periods ranging from 12 to 48 months. The Company sells cars on an "as is" basis, and requires its customers to sign an agreement at the date of sale releasing the Company from any obligation with respect to vehicle-related problems that subsequently occur. See "-- Legal Proceedings."

     Used Car Financing. The Company finances approximately 90.0% of the used car sales at its Company Dealerships through retail installment contracts that the Company services. Subject to the discretion of its sales managers, potential customers must meet the Company's underwriting guidelines, referred to as minimum deal standards, before the Company will agree to finance the purchase of a car. The Company created these minimum deal standards to control its exposure to credit risk while providing its sales managers with sufficient flexibility to consummate sales when appropriate. In connection with each sale, customers are required to complete a credit application. Company personnel analyze and verify customer application information, which contains employment and residence histories, income information, and references, as well as the customer's personal cash flow statement (taking into account the completion of the sale), credit bureau reports, and other information regarding the customer's credit history.

     The Company's credit underwriting process takes into account the ability of its managers and other sales employees, who have extensive experience, to make sound judgments regarding the extension of credit to Sub-Prime Borrowers and to personalize financing terms to meet the needs of individual customers. For example, contract payments may be scheduled to coincide with the customer's pay days, whether weekly, biweekly, semi-monthly, or monthly. In addition, each manager makes credit approvals only after a "face-to-face" interview with the potential customer in which the manager gains firsthand information regarding the customer's financial situation, sources of income, and past credit problems. The Company believes that its customers value the expanded credit opportunities that such flexibility provides and, consequently, will pay a higher price for their cars. The Company believes that the higher prices it charges are necessary to fund the high rate of credit losses incurred as a result of financing Sub-Prime Borrowers. To the extent the Company is unable to charge such higher prices or otherwise obtain acceptable margins, its results of operations will be adversely affected.

     Subsequent to each sale, all finance transactions are "audited" by the Company's portfolio manager and reviewed for compliance with the Company's underwriting standards. To the extent such audits reveal non-compliance, such non-compliance is discussed with dealership management and, where appropriate, remedial action is taken against the responsible manager, ranging from oral or written reprimands to termination.

     The Company's use of wide area and local area networks enables it to service large volumes of contracts from its centralized servicing facilities while allowing the customer the flexibility to make payments at and otherwise deal with the individual dealerships. In addition, the Company has developed comprehensive databases and sophisticated management tools, including static pool analysis, to analyze customer payment history and contract performance and to monitor underwriting effectiveness.

     Advertising and Marketing. The Company believes that it maintains the largest advertising budget of any Buy Here-Pay Here dealer in Arizona. In general, the Company's advertising campaigns emphasize its multiple locations, wide selection of quality used cars, and ability to provide financing to most Sub-Prime Borrowers. The Company's advertising campaign revolves around a series of television commercials that feature the Company's animated duck mascot, as well as complementary radio, billboard, and print advertisements. The Company believes that its marketing approach creates brand name recognition and promotes its image as a professional, yet approachable, business, in contrast to the lack of name recognition and generally unfavorable public image of many Buy Here-Pay Here dealers. The Company believes that its advertising has helped establish it as the most widely recognized Buy Here-Pay Here dealership network in Arizona.

     A primary focus of the Company's marketing strategy is its ability to finance consumers with poor credit histories. Under the slogan "Ugly Duckling Car Sales -- Putting You on the Road to Good Credit," the Company has initiated innovative marketing programs designed to attract Sub-Prime Borrowers, assist such customers in reestablishing their credit, reward those customers who pay on time, develop customer loyalty, and increase referral and repeat business. Among these programs are:

     - The Down Payment Back Program. This program encourages customers to make timely payments on their contracts by enabling them to receive a refund of their initial down payment (typically representing 10.0%-15.0% of the initial purchase price of the car) at the end of the contract term if all payments have been made by the scheduled due date.

     - The Income Tax Refund Program. During the first quarter of each year, the Company offers assistance to customers in the preparation of their income tax returns, including forwarding customers' tax information to a designated preparer, paying the preparation fee, and, if there is a forthcoming tax refund, crediting such refund toward the required down payment. This program enables customers to purchase cars without having to wait to receive their income tax refund.

     - Secured $250 Visa Card Program. Pursuant to this program, the Company arranges for qualified applicants to obtain a Visa credit card secured by a nonrefundable $250 payment made by the Company to the credit card company. This program offers otherwise unqualified customers the chance to obtain the convenience of a credit card and rebuild their credit records.

     The Company also utilizes various telemarketing programs. For example, potential customers are contacted within several days of their visit to a Company Dealership to follow up on leads and obtain information regarding their experience while at a Company Dealership. In addition, customers with satisfactory payment histories are contacted several months before contract maturity and are offered an opportunity to purchase another vehicle with a nominal down payment requirement. The Company also maintains a loan-by-phone program utilizing its toll-free telephone number of 1-800-THE-DUCK.

     Sales Personnel and Compensation. Each Company Dealership is run by a general manager who has complete responsibility for the operations of the dealership facility, including final approval of sales and contract originations, inventory maintenance, the appearance and condition of the facility, and the hiring, training, and performance of Company Dealership employees. In addition to the general manager, the Company typically staffs each dealership with, among others, up to three sales managers, an office manager, a lot supervisor, five to twelve salespersons, and several mechanics.

     The Company trains its managers to be contract underwriters. The Company pays its managers a base salary and allows them to earn bonuses based upon a variety of factors, including the overall performance of the contract portfolio originated. Although sales persons are paid on commission, each sale must be underwritten and approved by a manager. By giving its managers a strong incentive to underwrite quality contracts, the Company believes that it can maintain its current level of credit losses while continuing to achieve significant growth in sales revenue.

THIRD PARTY DEALER OPERATIONS

     Contract Purchasing. In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.


     In April 1995, the Company initiated an aggressive plan for purchasing contracts from Third Party Dealers and as of the date of this Prospectus has opened forty-seven Branch Offices in thirteen different states throughout the country and entered into contract purchasing agreements with approximately 1,800 Third Party Dealers. The Company has hired experienced branch managers having existing relationships with Third Party Dealers and opened Branch Offices near its Third Party Dealers to better service their needs. The Company services the Third Party Dealer contract portfolio from its centralized collection and servicing centers. The expansion of its Third Party Dealer network enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the planned expansion of its Company Dealerships. The Company was also able to increase the socioeconomic and geographic diversity of its contract portfolio by purchasing higher quality contracts and contracts from areas where there are no Company Dealerships.


     The Company generally purchases contracts from Third Party Dealers that are originated with customers possessing financial characteristics superior to those of Company Dealership customers and that reflect principal amounts closer to the actual wholesale value of the underlying car. Consequently, its Third Party Dealer contracts generally present a reduced credit and collateral risk. The Company's total revenues from its Third Party Dealer operations were $1.8 million and $7.8 million in fiscal years 1995 and 1996, respectively. See Note 20 to the Consolidated Financial Statements.

     The Company purchases contracts from Third Party Dealers at a nonrefundable acquisition discount from the principal amount of the contract that generally ranges from 5.0% to 20.0%, and averages approximately 11.0%. The Company determines the appropriate discount needed to cover estimated losses on a contract-by-contract basis, taking into account, among other things, the principal amount of the contract in relation to the wholesale value of the underlying car and the credit risk presented by the particular customer. The Company generally will not purchase a contract from a Third Party Dealer if the discounted price exceeds 120.0% of the Kelly Blue Book wholesale value of the underlying car plus license and tax, although it will make exceptions on a contract-by-contract basis. If the Company cannot negotiate an appropriate discount, it will not purchase the contract.

     When opening a new office, the Company hires experienced branch managers having existing relationships with Third Party Dealers. The Company's branch managers have an average of approximately nine years of experience in the sub-prime automobile finance industry. Upon the execution of a dealer agreement with a Third Party Dealer, Branch Office employees will introduce the dealer to the Company's systems and procedures. The Company provides uniform contract buying criteria as well as expedient application processing and funding. The Company expects its Branch Office employees to develop and maintain excellent relationships with its Third Party Dealers.

     Branch Office employees monitor and evaluate Third Party Dealer contracts for conformity to established policies and procedures. Selected finance transactions are examined each month and a written report on each Branch Office is prepared. Included in the report is an evaluation of Branch Office decisions and practices as well as the portfolio performance of individual Third Party Dealers. Branch Office management is notified and counseled with respect to variances from underwriting standards that are found. Branch Office management monitors the first six months of contract performance. Substandard contract performance during this period is discussed with the Third Party Dealers and appropriate action taken.

     Collateralized Dealer Financing. The Company believes that many Third Party Dealers have difficulty obtaining traditional debt financing and, as a result, are forced to sell the contracts that they originate through used car sales at deep discounts in order to obtain the working capital necessary to operate their businesses. To capitalize on this opportunity, the Company initiated the Cygnet Dealer Program, pursuant to which it provides qualified Third Party Dealers (generally, dealers that meet certain minimum net worth and operating history criteria) with operating credit lines secured by the dealers' retail installment contract portfolios. These lines will be for a specified amount but will in all cases be subject to various collateral coverage ratios, maximum advance rates, and performance measurements depending on the financial condition of the dealer and the quality of the contracts originated. As a condition to providing such financing, the Company will require each dealer to upload its portfolio information to the Company's computer network on a daily basis, utilize the Company's management information systems, and provide the Company with periodic financial statements in a standardized format. These controls will allow Company account officers, who will oversee the operations of each dealer participating in the program, to maintain supervision over the dealers, thereby enabling the account officers to ensure dealer compliance with financial covenants and determine the appropriateness of continued credit extensions.

     The Company believes that the Cygnet Dealer Program will fulfill the need of Third Party Dealers for debt financing to expand their businesses while enabling the Company to earn finance income at favorable rates and diversify its earning asset base. The Company also believes that the relationships established with these dealers will provide it with a preferred position to acquire retail installment contracts from them. Such contract purchases would provide these dealers with an additional source of financing and enable the Company to further expand its contract portfolio. The Company has hired a person with extensive sub-prime finance industry experience to oversee the Cygnet Dealer Program and began implementing the program with one Third Party Dealer during the fourth quarter of 1996. The Company expects to begin full-scale marketing of the program during the first quarter of 1997, although the program is not expected to begin generating any substantial revenue before the second quarter of 1997.

     Insurance Services. The retail installment contracts that the Company purchases from Third Party Dealers generally require the customers to obtain casualty insurance within 30 days of their vehicle purchase. While all customers are free to obtain such coverage from an insurer of their choice, if a customer fails to obtain the required coverage, the Company may purchase a policy on the customer's behalf and charge back to the customer the cost of the premiums and fees associated with such policy. The Company's ability to force place such insurance has significantly increased the number of customers who have obtained their own casualty insurance.

     To facilitate its ability to force place mandated insurance coverage, the Company has contracted with American Bankers Insurance Group ("ABIG"), a licensed property, casualty, and life insurance company. Through its subsidiary, Drake Insurance Agency, Inc., which acts as agent for ABIG, the Company places casualty insurance policies issued by ABIG with Third Party Dealer customers. These policies provide for a maximum payment on a claim equal to the current contract principal balance. ABIG, in turn, reinsures the policies it issues with Drake Property & Casualty Insurance Company, one of the Company's Turks and

Caicos Islands-chartered and licensed reinsurance subsidiaries. Under the terms of its relationship with ABIG, the Company earns commissions on each policy issued by ABIG (which mitigate any credit loss the Company might suffer in the event of an otherwise uninsured casualty), while ABIG administers all accounts and claims and is responsible for regulatory compliance. As of December 31, 1996, the Company had placed casualty insurance policies with approximately 1,200 customers. The Company anticipates expanding its insurance services to include the provision of credit life, disability, and unemployment insurance.

COMPARISON OF CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS AND THIRD PARTY
DEALERS

     The chart below compares the characteristics of the average contract originated by Company Dealerships and purchased from Third Party Dealers for the twelve months ended November 30, 1996:

                                                                     COMPANY     THIRD PARTY
                                                                     -------     -----------
    Principal Amount of Contract...................................  $ 7,071       $ 5,778
    Annual Percentage Rate.........................................     29.9%         24.5%
    Loan Term (Months).............................................     37.5          33.4
    Total Down Payment.............................................  $   858       $ 1,368
    Company Cost or Third Party Dealer Advance.....................  $ 3,304       $ 5,119
    Blue Book Value (Wholesale)....................................  $ 3,685       $ 4,983
    Model Year.....................................................       88            89
    Age of Borrower................................................       34            34
    Annual Income..................................................  $25,589       $30,559
    Years at Current Residence.....................................      4.6           3.8
    Years at Current Job...........................................      3.2           3.4

     The Company expects that approximately 35.0% to 40.0% of Company Dealership contracts will ultimately default at some time prior to maturity for a net loss, after charge offs and recoveries of approximately 20.0% to 25.0% of the original principal amount financed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit
Losses -- Contracts Originated at Company Dealerships."

     The Company expects that approximately 20.0% to 25.0% of Third Party Dealer contracts will ultimately default at some time prior to maturity for a net loss, after charge offs and recoveries of approximately 8.0% to 12.0% of the original principal amount financed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit
Losses -- Contracts Purchased From Third Party Dealers."

MONITORING AND COLLECTIONS

     The Company believes that its ability to minimize credit losses is due in great part to the sophisticated manner in which it monitors the Company Dealership and Third Party Dealer contracts in its portfolio.

     Upon the origination or purchase of a contract, Company personnel enter all terms of the contract into the Company's centralized computer system. The Company's monitoring and collections staff then utilizes the Company's collections software to monitor the performance of the contracts.

     The collections software provides the Company with, among other things, up-to-date activity reports, allowing immediate identification of customers whose accounts have become past due. In accordance with Company policy, collections personnel contact a customer with a past due account within three days of delinquency (or in the case of first payment delinquencies, within one day) to inquire as to the reasons for such delinquency and to suggest ways in which the customer can resolve the underlying problem, thereby enabling the customer to continue making payments and keep the car. The Company's early detection of a customer's delinquent status, as well as its commitment to working with its customers, allows it to identify and address payment problems quickly, thereby reducing the amount of credit loss. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Allowance for Credit Losses."

     If the Company's efforts to work with a customer are unsuccessful and the customer becomes seriously delinquent, the Company will take the necessary steps to protect its collateral. Frequently, delinquent customers will recognize their inability to honor their contractual obligations and will work with the Company to coordinate "voluntary repossessions" of their cars. For cases involving uncooperative customers, the Company retains independent firms to repossess the cars pursuant to prescribed legal procedures. Upon repossession and after a statutorily-mandated waiting period, the Company will recondition the car, if necessary, and sell it in the wholesale market or at retail through its Company Dealerships. The Company estimates that it recovers over 90.0% of the cars that it attempts to repossess, approximately 90.0% of which are sold on a wholesale basis and the remainder of which are sold through Company Dealerships. The Company's access to a retail outlet for its repossessed collateral provides the Company with additional flexibility with respect to the disposal of the collateral and helps lessen its credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

     Unlike most other used car dealerships with multiple locations or automobile finance companies, the Company permits its customers to make cash payments on their contracts in person at Company Dealerships or at the Company's collection facilities. Cash payments account for a significant portion of monthly contract receipts on the Company Dealership portfolio. The Company's computer technology enables it to process these payments on-line in real time and its internal procedures enable it to verify that such cash receipts are deposited and credited to the appropriate accounts.

COMPETITION

     Although the used car industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including AutoNation, U.S.A. and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised automobile dealers have increased their focus on the used car market as well. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market as well as the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company.

     The Company's targeted competition for its Company Dealerships are the numerous independent Buy Here-Pay Here dealers that sell and finance sales of used cars to Sub-Prime Borrowers. The Company distinguishes its direct sales and financing operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. In addition, the Company has developed flexible underwriting guidelines and techniques to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts. The Company believes that it is the largest Buy Here-Pay Here dealer in Arizona and one of the largest in the United States. Of the numerous large companies that have entered the used car business, none have announced an intention to focus on the Buy Here-Pay Here segment.

     The sub-prime segment of the used car financing business is also highly fragmented and very competitive. In recent periods, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of used car retail installment contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices which the Company believes are not commensurate with the associated risk. In addition, there are numerous financial services companies serving, or capable of serving, this market. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently serviced Sub-Prime Borrowers, the high rates of return earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, this market. Increased competition may cause downward pressure on the interest rate the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers. Such events would have a material adverse affect on the Company's profitability.

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

     The Company typically charges fixed interest rates ranging from 21.0% to 29.9% on the contracts originated at Company Dealerships, while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. As of December 31, 1996, a majority of the Company's used car sales activities were conducted in, and a majority of the contracts the Company services were originated in, Arizona, which does not impose limits on the interest rate that a lender may charge. However, the Company has expanded, and will continue to expand, its operations into states that impose usury limits, such as Florida and Texas. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount.

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

TRADEMARKS AND PROPRIETARY RIGHTS

     The Company has obtained federal trademark registrations on its duck mascot and logo, as well as for the trade names "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," and "America's Second Car." These registrations are effective through 2002 and are renewable for additional terms of ten years. The Company grants its Ugly Duckling Rent-a-Car franchisees the limited right to use its duck mascot and logo in their used car rental operations. The Company has also obtained a federal trademark registration for the slogan "Putting You On the Road to Good Credit."

     The Company licenses software from various third parties. It has also developed and copyrighted customized software to facilitate its sales and financing activities. Although the Company believes it takes appropriate measures to protect its proprietary rights and technology, there can be no assurance that such efforts will be successful. The Company believes it is in material compliance with all third party licensing requirements.

EMPLOYEES

     At December 31, 1996, the Company employed 652 persons, of which 69 were employed in the Company's executive and administrative offices, 242 were employed in its Company Dealership operations, 155 were employed in the Company's credit and collection activities, and 186 were employed in Third Party Dealer operations. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

PROPERTIES

     As of December 31, 1996, the Company owned the property in which six of its dealerships, two of its collection facilities and one reconditioning facility are located. In addition, the Company leased 47 other facilities. The Company's corporate headquarters are located in approximately 13,300 square feet of leased space in Phoenix, Arizona. This lease commenced in April 1996 and expires in August 2001. Five of the Company's dealerships are leased from unrelated third parties. The Company's other leased facilities at that date included a monitoring and collection facility, two storage lots, and 38 Branch Offices (of which 35 were open). The leases contain renewal options from one to ten years and require aggregate monthly base rents of $136,000. See "Certain Relationships and Related Transactions."

LEGAL PROCEEDINGS

     The Company sells its cars on an "as is" basis, and requires all customers to sign an agreement on the date of sale pursuant to which the Company disclaims any obligation for vehicle-related problems that subsequently occur. Although the Company believes that such disclaimers are enforceable under Arizona and other applicable law, there can be no assurance that they will be upheld in every instance. Despite obtaining these disclaimers, the Company, in the ordinary course of business, receives complaints from customers relating to such vehicle-related problems as well as alleged violations of federal and state consumer lending or other similar laws and regulations. While most of these complaints are made directly to the Company or to various consumer protection organizations and are subsequently resolved, the Company is named occasionally as a defendant in civil suits filed by customers in state, local, or small claims courts. There can be no assurance that the Company will not be a target of similar claims in the future. In the opinion of the Company, the ultimate disposition of these matters on a cumulative basis will not have a material adverse effect on the Company. However, there can be no assurance in this regard.


     In connection with the acquisition of the Florida dealerships and finance operations (disclosed in "Business -- Recent Acquisitions"), a purported creditor of the sellers filed, on January 21, 1997, to enjoin the sale as a fraudulent conveyance. Alternatively, the suit seeks to void any transfer of the assets that has already occurred, to attach the assets that have been transferred, or to appoint a receiver to take charge of the assets transferred. The Company has not been named in this action, has received a specific indemnity from the sellers relating to this action, and has been advised by the sellers that, in their view, the claim is without merit. In the opinion of the Company the ultimate disposition of this matter will not have a material effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning the Company's directors and executive officers is set forth below:

                   NAME                     AGE         POSITION WITH THE COMPANY
------------------------------------------  ---     ----------------------------------
Ernest C. Garcia, II......................  39      Chairman of the Board and Chief
                                                    Executive Officer
Gregory B. Sullivan.......................  38      President and Chief Operating
                                                    Officer
Steven P. Johnson.........................  37      Senior Vice President and General
                                                    Counsel
Steven T. Darak...........................  49      Senior Vice President and Chief
                                                    Financial Officer
Walter T. Vonsh...........................  54      Vice President -- Credit
Donald L. Addink..........................  47      Vice President -- Senior Analyst
Sheila A. Brandt..........................  31      Vice President and Chief
                                                    Information Officer
Peter R. Fratt............................  39      Vice President -- Real Estate
Eric J. Splaver...........................  34      Corporate Controller
Robert J. Abrahams........................  70      Director
Christopher D. Jennings...................  43      Director
John N. MacDonough........................  53      Director
Arturo R. Moreno..........................  50      Director
Frank P. Willey...........................  44      Director

     Ernest C. Garcia, II, has served as the Chairman of the Board and Chief Executive Officer of the Company since its founding in 1992, and served as President from 1992 to 1996. Since 1991, Mr. Garcia has served as President of Verde, a real estate investment corporation that is an affiliate of the Company. Prior to 1990, when he founded the Company, Mr. Garcia was involved in various real estate, securities, and banking ventures. See "Certain Relationships and Related Transactions."

     Gregory B. Sullivan has served as President and Chief Operating Officer of the Company since February 1996 after serving as a consultant to the Company since 1995. Mr. Sullivan formerly served as President and principal stockholder of National Sports Games, Inc., an amusement game manufacturing company that he co-founded in 1989 and sold in 1994. Prior to 1989, Mr. Sullivan was involved in the securities industry and practiced law with a large Arizona firm. He is a member of the State Bar of Arizona.

     Steven P. Johnson has served as Senior Vice President, Secretary, and General Counsel of the Company since its founding in 1992. Since 1991, Mr. Johnson has also served as the General Counsel of Verde. Prior to 1991, Mr. Johnson practiced law in Tucson, Arizona. Mr. Johnson is licensed to practice law in Arizona and Colorado and is married to the sister of Mr. Garcia.

     Steven T. Darak has served as the Senior Vice President and Chief Financial Officer of the Company since February 1994, having joined the Company in 1994 as Vice President and Chief Financial Officer. From 1989 to 1994, Mr. Darak owned and operated Champion Financial Services, Inc., a used car finance company that the Company acquired in early 1994. Prior to 1989, Mr. Darak served in various positions in the banking industry and in public accounting.

     Walter T. Vonsh has served as the Vice President -- Credit of the Company since July 1995. Mr. Vonsh joined the Company in March 1995 as the President of Champion Financial Services, Inc., the Company's Third Party Dealer financing subsidiary, and also serves as the President of Champion Acceptance Corp. From 1992 to 1995, Mr. Vonsh served as a Regional Director for Mercury Finance Co., a consumer finance company. Prior to 1992, Mr. Vonsh was President of Gemini Leasing Corp., an equipment leasing company, and held various positions at other finance companies.

     Donald L. Addink has served as the Vice President -- Senior Analyst of the Company since 1995 and also serves as the Vice President of Verde. From 1988 to 1995, Mr. Addink served as Executive Vice President of Pima Capital Co., a life insurance holding company. Prior to 1988, Mr. Addink served in various capacities with a variety of insurance companies. Mr. Addink is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

     Sheila A. Brandt has served as Vice President and Chief Information Officer of the Company since May 1996. Prior thereto, Ms. Brandt served as a Research Scientist for the Center for the Management of Information at the University of Arizona. From 1992 to 1995, Ms. Brandt earned an M.S. and Ph.D. in Management Information Systems at the University of Arizona while practicing as an independent systems consultant. Prior to 1992, Ms. Brandt held various positions with Andersen Consulting and Eastman Kodak Company.

     Peter R. Fratt has served as Vice President -- Real Estate of the Company since October 1993. From 1989 to 1993, Mr. Fratt was an associate of CB Commercial Real Estate Services. Prior to that time, Mr. Fratt was involved in commercial real estate brokerage and investment.

     Eric J. Splaver has served as Corporate Controller of the Company since May 1994. From 1985 to 1994, Mr. Splaver worked as a certified public accountant with KPMG Peat Marwick LLP.

     Robert J. Abrahams has served as a director of the Company since June 1996. Mr. Abrahams has served since 1988 as a consultant to the financing industry, including service as a consultant to the Company from 1994 to 1995. From 1960 to 1988, Mr. Abrahams was an executive officer of Heller Financial, Inc., a finance company. Prior to joining Heller Financial, Inc., Mr. Abrahams co-founded Financial Acceptance Company in 1948. Mr. Abrahams is also a director of HMI Industries, a manufacturing company and Smart Choice Holdings, Inc., which is in the automobile business. Mr. Abrahams serves as a member of the Audit Committee of the Board of Directors.

     Christopher D. Jennings has served as a director of the Company since June 1996. Mr. Jennings has served as a managing director of Cruttenden Roth Incorporated, an investment banking firm, since 1995. From 1992 to 1994, Mr. Jennings served as a Managing Director of investment banking at Sutro & Co., an investment banking firm. From 1989 to 1992, Mr. Jennings served as a Senior Managing Director at Maiden Lane Associates, Ltd., a private equity fund. Prior to 1989, Mr. Jennings served in various positions with, among others, Dean Witter Reynolds, Inc. and Warburg Paribas Becker, Inc., both of which are investment banking firms. Mr. Jennings serves as a member of the Compensation Committee of the Board of Directors.

     John N. MacDonough has served as a director of the Company since June 1996. Mr. MacDonough has served as Chairman and Chief Executive Officer of Miller Brewing Company, a brewer and marketer of beer, since 1993, having previously served from 1992 to 1993 as President and Chief Operating Officer. Prior to 1992, Mr. MacDonough was employed in various positions at Anheuser Busch, Inc., also a brewer and marketer of beer. Mr. MacDonough is also a director of M&I Bank. Mr. MacDonough is married to the sister of Mr. Sullivan.

     Arturo R. Moreno has served as a director of the Company since June 1996. Mr. Moreno has served as the President and Chief Executive Officer of Outdoor Systems, Inc., one of the largest outdoor media companies in the United States, since 1984. Prior to 1984, Mr. Moreno held various executive positions in the outdoor advertising industry. Mr. Moreno serves as a member of the Audit Committee of the Board of Directors.

     Frank P. Willey has served as a director of the Company since June 1996. Mr. Willey has served as the President of Fidelity National Financial, Inc., one of the nation's largest title insurance underwriters, since January 1995. From 1984 to 1994, Mr. Willey served as the Executive Vice President and General Counsel of Fidelity National Title. Mr. Willey is also a director of CKE Restaurants, Inc., an operator of various quick-service restaurant chains, Southern Pacific Funding Corporation, a specialty finance company that originates, purchases and sells high-yield, non-conforming mortgage loans and Fidelity National Financial, Inc. Mr. Willey serves as a member of the Compensation Committee of the Board of Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     In March 1987, Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, obtained $20 million in financing from Lincoln Savings and Loan Association ("Lincoln") to repurchase stock in his real estate development company held by a corporate investor. Subsequently, Mr. Garcia agreed to facilitate the purchase of certain land from a Lincoln subsidiary. The two transactions closed simultaneously. Soon thereafter, Lincoln was placed into receivership and federal regulators from the RTC and other government agencies began investigating numerous transactions involving Lincoln and a variety of third parties, including Mr. Garcia.

     Upon being notified of the RTC's investigation, Mr. Garcia met voluntarily with RTC investigators, without counsel, for several months and provided full disclosure concerning the details of his dealings with Lincoln. Nearly one year later, the RTC asserted that the financing transaction and the land transaction, though documented separately, were linked and that, as a result of the transaction, Lincoln improperly recorded a gain in violation of certain accounting rules applicable to Lincoln. As a result, in October 1990, the United States, on behalf of the RTC, informed Mr. Garcia that it intended to charge him with bank fraud. Mr. Garcia was never indicted for his role in the transaction, but, facing severe financial pressures, agreed to plead guilty to one count of bank fraud.

     Prior to his sentencing in 1993, the RTC submitted a letter to the United States District Court for the Central District of California urging that the court take favorable account of Mr. Garcia's relative responsibility and culpability, as well as his timely and honest cooperation, in determining an appropriate sentence. In this letter, the RTC stated its belief that the chief executive officer of Lincoln's parent company, Charles H. Keating, Jr., not Mr. Garcia, devised the transaction and that Mr. Garcia was not even aware of the existence of Mr. Keating's illegal schemes and had no reason to believe that the transaction would enable Mr. Keating to defraud Lincoln. The RTC letter also noted Mr. Garcia's extensive cooperation with federal investigators, which began prior to the time he was charged and continued until his sentencing. In December 1993, the court, following the RTC's recommendation, sentenced Mr. Garcia to three years of probation and fined him $50 (the minimum fine that the court could assess). Under the terms of the probation, Mr. Garcia was barred from affiliating in any way with a federally insured banking institution without prior approval. In December 1996, Mr. Garcia completed his probation.

     In connection with the criminal action, the RTC filed a civil suit against Mr. Garcia, which the parties settled after Mr. Garcia agreed to cooperate fully with the RTC in its investigation and prosecution of Lincoln-related matters. Pursuant to the terms of his settlement agreement, and in light of Mr. Garcia's cooperation, the RTC released Mr. Garcia from civil liability. Also in connection with this action, the Commission commenced civil and administrative actions against Mr. Garcia. Without admitting or denying any of the Commission's allegations, Mr. Garcia consented to a court order permanently enjoining him and his affiliates from violating the federal securities laws and to a Commission order barring him (with a right to reapply upon the cessation of his probation) from associating in any capacity with any broker, dealer, municipal securities dealer, investment adviser, or investment company.

     As a result of a decline in the Arizona real estate market in the late 1980s, changes in the tax laws affecting real estate, and the 1987 stock market crash, in April 1990 a real estate investment company controlled by Mr. Garcia, as well as several limited partnerships organized by that company, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). All of these reorganization proceedings were successfully concluded by 1993. Many of the obligations of these entities were personally guaranteed by Mr. Garcia and his wife. As a result, Mr. Garcia and his wife filed a petition under Chapter 7 of the Bankruptcy Code in 1990, which was discharged in October 1991.

SUMMARY OF EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to the Company during the two fiscal years ended December 31, 1996, of those persons who were, at December 31, 1996: (i) the chief executive officer of the Company and (ii) the four other most highly compensated executive officers of the Company (collectively the "Named Executive Officers"):

                                                                            LONG TERM COMPENSATION
                                                 ANNUAL COMPENSATION     ----------------------------
                                              -------------------------   SECURITIES      ALL OTHER
                  NAME AND                            SALARY    BONUS     UNDERLYING     COMPENSATION
             PRINCIPAL POSITION               YEAR     ($)       ($)     OPTIONS(#)(1)      ($)(2)
--------------------------------------------  -----  --------  --------  -------------   ------------
Ernest C. Garcia, II........................   1996   121,538        --          --        $  3,873(3)
  Chairman of the Board and Chief              1995   100,000        --          --        $  3,151(3)
  Executive Officer
Steven T. Darak.............................   1996   100,000   100,000      40,000        $  9,250(4)
  Senior Vice President and Chief Financial    1995   100,000   100,000          --        $ 12,500(4)
     Officer
Walter T. Vonsh.............................   1996   126,923    30,000      50,000        $  3,704(5)
  Vice President -- Credit                     1995   102,692        --          --        $  5,277(5)
Donald L. Addink............................   1996   122,142    10,000      42,000             485
  Vice President -- Senior Analyst             1995    71,026    10,000      58,000             984
Steven P. Johnson...........................   1996   121,538        --      25,000             566
  Senior Vice President and General            1995   100,000        --          --             177
     Counsel................................

---------------
(1) The amounts shown in this column represent stock options granted pursuant to the Company's Long-Term Incentive Plan.

(2) The amounts shown in this column represent the dollar value of 401(k) plan contributions made by the Company for the benefit of the Named Executive Officers.

(3) This amount includes a $2,950 car allowance for Mr. Garcia.

(4) This amount includes $10,500 and $7,500 paid by the Company for a Phoenix apartment for Mr. Darak during 1995 and 1996, respectively, while his full time residence was in Tucson, Arizona, and a $1,750 car allowance.

(5) This amount includes a $5,000 and $2,850 car allowance for Mr. Vonsh during 1995 and 1996, respectively.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted pursuant to the Company's Long-Term Incentive Plan during the fiscal year ended December 31, 1996, to the Named Executive Officers:

                                                   INDIVIDUAL GRANTS                          POTENTIAL
                                -------------------------------------------------------    REALIZABLE VALUE
                                                 PERCENT OF                               AT ASSUMED ANNUAL
                                  NUMBER OF        TOTAL                                    RATES OF STOCK
                                 SECURITIES       OPTIONS                                 PRICE APPRECIATION
                                 UNDERLYING      GRANTED TO     EXERCISE                  FOR OPTION TERM(2)
                                   OPTIONS      EMPLOYEES IN    PRICE PER    EXPIRATION   ------------------
             NAME               GRANTED(#)(1)   FISCAL YEAR    SHARE($/SH)      DATE       5%($)     10%($)
------------------------------  -------------   ------------   -----------   ----------   --------  --------
Ernest C. Garcia, II..........          --            --             --              --         --        --
Steven T. Darak...............      10,000           1.9%          6.75         5/31/02     42,450   107,578
                                    30,000           5.6%         17.69        12/01/02    333,754   845,799
Walter T. Vonsh...............      25,000           4.6%          6.75         5/31/02    106,126   268,944
                                    25,000           4.6%         17.69        12/01/02    278,129   704,833
Donald L. Addink..............      25,000           4.6%          6.75         5/31/02    106,126   268,944
                                    17,000           3.2%         17.69        12/01/02    189,127   479,286
Steven P. Johnson.............      10,000           1.9%          6.75         5/31/02     42,450   107,578
                                    15,000           2.9%         17.69        12/01/02    166,877   422,900

---------------
(1) Generally, options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock as well as the option holder's continued employment with the Company throughout the vesting period. The amounts reflected in this table will not necessarily be achieved.

FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 1996.

                                                 NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                             UNDERLYING OPTIONS AT FISCAL         IN-THE-MONEY OPTIONS AT
                                                    YEAR END(#)(1)                 FISCAL YEAR END($)(2)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Ernest C. Garcia, II.......................         --               --         $      --       $        --
Steven T. Darak............................         --           40,000                --           181,800
Walter T. Vonsh............................         --           50,000                --           364,000
Donald L. Addink...........................     11,600           88,400         $ 206,248       $ 1,174,512
Steven P. Johnson..........................         --           25,000                --           154,650

---------------
(1) Generally, options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) Based on a fair market value of $19.50 as of December 31, 1996, the closing sale price of the Company's Common Stock on that date as reported by Nasdaq.

LONG-TERM INCENTIVE PLAN

     In June 1995, the Company's stockholders approved the Ugly Duckling Corporation Long-Term Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant various stock-based awards, including incentive stock options and non-qualified stock options to employees, consultants, and advisors of the Company. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which has the exclusive authority to administer the Incentive Plan, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards. As of December 31, 1996, the Company had granted options to purchase 911,620 shares of Common Stock to various of its employees.

CHANGE IN CONTROL ARRANGEMENTS

     In the event of a "change of control" of the Company, all outstanding options under the Incentive Plan will, unless otherwise determined by the Board of Directors, become exercisable in full and all restrictions on outstanding awards will lapse and all awards granted under the Director Incentive Plan shall become immediately free of any restrictions. A "change in control" under the Incentive Plan and the Director Incentive Plan may be any consolidation or merger of the Company in which the Company is not the continuing or surviving entity, or pursuant to which stock would be converted into cash, securities or other property; any sale, lease, exchange or other transfer of more than 40% of the assets or earning power of the Company; the approval by stockholders of any plan or proposal for liquidation or dissolution of the Company; or any person, other than a current stockholder, any affiliate thereof, any employee benefit plan of the Company or subsidiary of the Company becomes beneficial owner of 20% or more of the Company's outstanding stock.

401(k) PLAN

     Under the Company's 401(k) plan, adopted in October 1995, eligible employees may direct that a portion of their compensation, up to a legally established maximum, be withheld by the Company and contributed to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan provides a matching contribution of 10.0% of a participant's contributions. Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement, or termination of employment.

EMPLOYMENT CONTRACTS

     On January 1, 1996, the Company entered into a three-year employment agreement with Mr. Ernest C. Garcia, II, the Company's Chairman and Chief Executive Officer. The agreement establishes Mr. Garcia's base salary for 1997 at $132,000 per year and provides a minimum 10.0% increase in the base salary each year throughout the term of the agreement. In addition, the agreement provides for the continuation of Mr. Garcia's base salary and certain benefits for a period of one year in the event Mr. Garcia is terminated by the Company without cause prior to that time. The agreement also contains confidentiality and non-compete covenants.

     On April 1, 1995, the Company entered into a three-year employment agreement with Mr. Walter T. Vonsh, the Company's Vice President -- Credit. The agreement establishes Mr. Vonsh's base salary for 1997 at $150,000 per year. In addition, the agreement provides for the continuation of Mr. Vonsh's base salary and certain benefits for the term of the agreement in the event Mr. Vonsh is terminated by the Company without cause prior to that time. The agreement also contains confidentiality and non-compete covenants.

     On June 1, 1995, the Company entered into a five year employment agreement with Mr. Donald L. Addink, the Company's Vice President -- Senior Analyst. The agreement establishes Mr. Addink's base salary at $120,000 per year, adjusted for inflation. In addition, the agreement provides for the continuation of Mr. Addink's base salary and certain benefits for a period of one year in the event Mr. Addink is terminated by the Company without cause prior to that time. The agreement also contains confidentiality and non-compete covenants.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has established a Compensation Committee and an Audit Committee. The Compensation Committee, which consists of Messrs. Jennings and Willey, reviews executive salaries and administers any bonus, incentive compensation, and stock option plans of the Company, including the Incentive Plan. In addition, the Compensation Committee consults with management of the Company regarding compensation policies and practices of the Company. The Audit Committee, which consists of Messrs. Abrahams and

Moreno, reviews the professional services provided by the Company's independent auditors, the annual financial statements of the Company, and the Company's system of internal controls.

DIRECTOR FEES

     The Company's independent directors are compensated $1,000 for attendance at meetings of the Board of Directors and at meetings of committees of the Board of Directors of which they are members, and are reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and committee meeting. In addition, pursuant to the Company's Director Incentive Plan, upon appointment or election to the Board of Directors, each independent director of the Company receives Common Stock of the Company valued at $30,000, which is subject to vesting in equal annual increments over a three-year period. Directors who are also officers of the Company are not compensated for their services as directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 10, 1997, for: (i) each director of the Company; (ii) the Named Executive Officers of the Company; (iii) all directors and executive officers of the Company as a group; and (iv) each beneficial owner of more than 5% of the outstanding Common Stock. To the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law.

                                                                       SHARES BENEFICIALLY
                                                                            OWNED(1)
                                                                      ---------------------
                       NAME OF BENEFICIAL OWNER(2)                     NUMBER       PERCENT
     ---------------------------------------------------------------  ---------     -------
     Ernest C. Garcia, II(3)........................................  4,636,500       25.1%
     Robert J. Abrahams.............................................      6,744          *
     Christopher D. Jennings(4).....................................     36,194          *
     John N. MacDonough.............................................      4,444          *
     Arturo R. Moreno...............................................     27,744          *
     Frank P. Willey................................................      9,444          *
     Steven T. Darak................................................    130,000          *
     Walter T. Vonsh................................................     72,000          *
     Donald L. Addink(5)............................................     16,600          *
     Steven P. Johnson..............................................    300,000        1.6%
     Wellington Management Company, LLP(6)..........................    963,500        5.2%
     John Hancock Advisors(7).......................................  1,150,000        6.2%
     All directors and executive officers as a group (14
       persons)(8)..................................................  5,347,530       29.0%

---------------

 *  Represents less than one percent of the outstanding Common Stock.

(1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant, or right. Shares of Common Stock subject to options, warrants, or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 18,440,404 shares of Common Stock outstanding as of the date of this Prospectus.

(2) Unless otherwise noted, the address of each of the listed stockholders is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016.

(3) Includes 36,500 shares held by The Garcia Family Foundation, Inc., an Arizona nonprofit corporation.

(4) The total for Mr. Jennings includes 29,750 warrants held of record by Cruttenden Roth, Inc., the investment banking firm of which he is managing director.

(5) The total for Mr. Addink includes 11,600 shares of Common Stock subject to immediately exercisable options, which have an exercise price of $1.72 per share.

(6) The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109. According to the Schedule 13G dated January 24, 1997, Wellington Management Company, LLP has shared voting power over 570,000 of the shares and shared dispositive power over 963,500 of the shares. The Company makes no representation as to the accuracy or completeness of the information provided in this footnote, which is based solely on Wellington Management Company, LLP's Schedule 13G filing.

(7) The address of John Hancock Advisors is 101 Huntington Street, Seventh Floor, Boston, Massachusetts, 02199-7603.

(8) The total for all directors and executive officers as a group includes 73,830 shares subject to unexercised options that are exercisable on March 10, 1997 or within 60 days thereafter.

                            SELLING SECURITYHOLDERS

     The following table sets forth the name of each Selling Securityholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Securityholder as of March 31, 1997, the aggregate number of shares of Common Stock registered hereby that each Selling Securityholder may offer and sell pursuant to this Prospectus, and the aggregate number of shares of Common Stock that will be beneficially owned by each Selling Securityholder after completion of the offering. However, because the Selling Securityholders may offer all or a portion of the Common Stock at any time and from time to time after the date hereof, the exact number of shares of Common Stock that each Selling Securityholder may retain upon completion of the offering cannot be determined at this time. All of the 5,413,144 shares of Common Stock offered are issued and outstanding as of the date of this Prospectus. To the knowledge of the Company, none of the Selling Stockholders has had within the past three years any material relationship with the Company or any of its predecessors or affiliates, except as set forth in the footnotes to the following table.


                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------  -------------------      --------------------   -------------------
SunAmerica Life Insurance Company..........         458,667(1)                337,644               121,023(1)
Account 3 Special Growth Account...........         335,000                   335,000                     0
Alan W. Steinberg L.P. ....................          20,000                    20,000                     0
Andron Capital Mgmt. ......................          10,000                    10,000                     0
Astrophel Ltd. ............................           5,000                     5,000                     0
Balestra Capital Omnibus...................          10,000                    10,000                     0
Bank Clariden Zurich.......................          40,000                    40,000                     0
Barlow Partners, Inc. .....................          44,300                    19,000                25,300
Bay Pond Investors (Bermuda), L.P. ........         372,100                    94,500               277,600
Bay Pond Partners, L.P. ...................         708,400                   210,500               497,900
Boston Provident Partners, L.P. ...........         546,700                   105,700               441,000
BP Institutional Partners, L.P. ...........          67,500                    12,000                55,500
BP Overseas Partners, Ltd. ................         103,600                    20,500                83,100
Brookside Corporation, Ltd. ...............           5,000                     5,000                     0
Charles Kleinow............................           1,000                     1,000                     0
Chelsey Capital............................          20,000                    20,000                     0
CI Global Financial Services...............          25,000                    25,000                     0
Closefire Ltd. ............................           1,500                     1,500                     0
Collins Non-Core Equity....................          21,700                    21,700                     0
Cornerstone Partners.......................          20,000                    20,000                     0
Credit Suisse Fides........................          20,000                    20,000                     0
David Hancock IRA..........................          20,000                    20,000                     0
Drakes Landing Associates, L.P. ...........          12,500                    12,500                     0
EAG Enterprises Ltd. ......................          12,000                    12,000                     0
E. Jane Rochester..........................          10,000                    10,000                     0
EOS Partners...............................          25,000                    25,000                     0
Ernest M. Rochester........................          10,000                    10,000                     0
FBR Ashton, L.P............................         350,000                   350,000                     0
Financial Services Hedge Fund, L.P. .......          54,700                    15,500                39,200
First Financial Fund, Inc. ................         755,800                   185,500               570,300
Friedman, Billings, Ramsey & Co.,
  Inc.(2)..................................         105,000                   105,000                     0
Frorer Partners............................          15,000                    15,000                     0
Fullcrum Associates, L.P. .................          75,000                    75,000                     0


---------------
(1) The total for SunAmerica includes 121,023 shares of Common Stock subject to 121,023 immediately exercisable warrants, which have an exercise price of $6.75 per share. Affiliates of SunAmerica provide financing to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."
(2) Friedman, Billings, Ramsey & Co., Inc. acted as placement agent for the Company in connection with the Private Placement.

                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------       ---------                ---------              ---------
Fullerton Capital Partners, L.P. ..........          20,000                    20,000                     0
Gerlach & Co. .............................           7,000                     7,000                     0
Glen T. Presley............................           3,000                     3,000                     0
Goldsher Investment Co. ...................           4,000                     1,000                 3,000
Gordon V. and Helen C. Smith Foundation....          40,000                    40,000                     0
Gorman & Co. ..............................          20,000                    20,000                     0
Hapna Foundation...........................           3,000                     3,000                     0
H.C. Lentz, Jr. ...........................           5,000                     5,000                     0
Hunter Lipton..............................           5,000                     5,000                     0
International Charitable Interests II
  Trust....................................          58,000                    13,000                45,000
Jack Barrish...............................           3,000                     3,000                     0
J.M. Hull Associates, L.P. ................          25,000                    25,000                     0
John Hancock Advisers......................       1,149,000                 1,149,000                     0
Jonathan G. Harrison and Karen M.
  Harrison.................................          18,000                    10,000                 8,000
Kane & Co. ................................          17,000                    17,000                     0
Kayne Anderson Offshore Ltd. ..............          10,000                    10,000                     0
Keegan Family Partnership..................          12,000                    12,000                     0
Kodiak Capital, L.P. ......................          30,000                    30,000                     0
Kodiak International Ltd. .................          62,000                    62,000                     0
Kodiak Opportunity, L.P. ..................           4,000                     4,000                     0
Kodiak Opportunity Offshore................           2,500                     2,500                     0
Krakover Family Trust, Stewart M. Krakover
  and Grace W. Krakover, Trustees..........           3,000                     3,000                     0
Lancaster Investment Partners..............          25,000                    25,000                     0
Maritime Global Securities Sub IV .........          15,000                    15,000                     0
Maritime Global Subsidiary I...............          69,900                    12,500                57,400
Mark Rochester.............................          10,000                    10,000                     0
Marlin Capital Corp. ......................          15,000                    15,000                     0
Mary Knoll Capital.........................           5,000                     5,000                     0
Maverick Fund LDC..........................         151,000                   151,000                     0
Maverick Fund USA, Ltd. ...................          99,000                    99,000                     0
McColl Partners, L.P. .....................          25,000                    25,000                     0
Mercury Bank...............................           5,000                     5,000                     0
Mesirow Equity Opportunity Fund, L.P. .....          41,800                     8,200                33,600
Moore Global Investments, Ltd. ............          95,450                    95,450                     0
Nilovar Pahlavi............................           1,500                     1,500                     0
Novante Communications.....................          15,000                    15,000                     0
Offense Group Associates, L.P. ............          70,000                    70,000                     0
Omega Capital Partners, L.P. ..............          42,700                    42,700                     0

                                                                      SHARES TO BE OFFERED
                                             SHARES BENEFICIALLY        FOR THE SELLING      SHARES BENEFICIALLY
                                               OWNED PRIOR TO           SECURITYHOLDER'S       OWNED AFTER THE
          SELLING SECURITYHOLDER                THE OFFERING                ACCOUNT               OFFERING
-------------------------------------------       ---------                ---------              ---------
Omega Institutional Partners, L.P. ........           3,800                     3,800                     0
Omega Overseas Partners, Ltd. .............          60,500                    60,500                     0
Oscar Capital Management ..................          15,000                    15,000                     0
Paces Partners.............................          10,000                    10,000                     0
PAM Investments Ltd. ......................           2,000                     2,000                     0
Pine Boston Partners.......................          57,900                     8,100                49,800
Pogue Capital International Ltd. ..........          24,000                    24,000                     0
Portland General...........................          10,700                    10,700                     0
Priority Investments, Inc. ................           4,000                     4,000                     0
Prospect Street High Income Portfolio,
  Inc. ....................................          25,000                    25,000                     0
Quota Fund/Cold Springs Partners...........          15,000                    15,000                     0
Rajnikant Kothari..........................          15,000                     5,000                10,000
Rajnikant Kothari and Saroj Kothari........          10,000                    10,000                     0
Rath Foundation............................          30,000                    30,000                     0
Redwood Asset Management, L.P. ............          37,500                    37,500                     0
Redwood Fund Ltd. .........................           7,800                     7,800                     0
Remington Investment Strategies, L.P. .....          19,550                    19,550                     0
Richard A. Horstmann.......................          40,000                    40,000                     0
Richcourt Strategies, Inc. ................          16,000                    16,000                     0
Roma & Co. ................................          36,000                    36,000                     0
Sands Point Partners.......................          10,000                    10,000                     0
Stilwell Associates, L.P. .................          20,000                    20,000                     0
Storie Partners, L.P. .....................         265,000                    60,000               205,000
Strategic Restructuring Partnership........          15,000                    15,000                     0
Strome HedgeCap, Ltd.......................           1,500                     1,500                     0
Phillip Timyan & Nancy Timyan..............          10,000                    10,000                     0
Third Point Offshore Fund Ltd. ............           5,250                     5,250                     0
Third Point Partners, L.P. ................          29,750                    29,750                     0
Total Return Portfolio.....................         450,000                   450,000                     0
Veritas SG.................................          40,000                    40,000                     0
Warakirri Ltd. ............................          12,300                    12,300                     0
Warren Kantor Profit Sharing Plan..........          20,000                    20,000                     0
Westpointe Partners, L.P. .................           5,000                     5,000                     0
York Capital Management L.P. ..............          17,500                    17,500                     0
York Investment Ltd. ......................          32,500                    32,500                     0
Zweig-Dimenna International, Ltd. .........          49,700                    49,700                     0
Zweig-Dimenna Partners, L.P. ..............          23,000                    23,000                     0
Zweig-Dimenna Special Opportunities,
  L.P. ....................................          12,300                    12,300                     0
                                                  ---------                 ---------             ---------
                                                  7,935,867                 5,413,144             2,522,723

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. Any future transactions between the Company and its affiliated entities, executive officers, directors, or significant stockholders will require the approval of a majority of the independent directors of the Company and will be on terms no less favorable to the Company than the Company could obtain from non-affiliated parties.

     In prior periods, Verde leased or subleased several facilities to the Company and lent the Company funds through subordinated note arrangements. Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, is the President and sole stockholder of Verde. Pursuant to an agreement (the "Modification Agreement") between the Company and Verde, effective June 21, 1996, Verde agreed to sell to the Company at any time prior to June 21, 1997, upon receipt of financing by the Company, six car lots, a vehicle reconditioning center, and two office buildings owned by Verde and leased to the Company at a price equal to the lower of $7.45 million or the appraised value of the properties (as determined by an independent third party). Verde also agreed to reduce the rents on such properties to an aggregate of $745,000 per year subject to cost of living adjustments if the sale did not take place. In addition, Verde assigned to the Company its leasehold interest in two properties it sub-leased to the Company. Previously, the leases on the Verde properties called for base monthly rents aggregating approximately $123,000 plus contingent rents as well as all occupancy and maintenance costs, including real estate taxes, insurance, and utilities. Rents paid to Verde pursuant to these leases totaled $1.2 million, $1.9 million, and $1.5 million during fiscal years 1994, 1995, and 1996, respectively. On December 31, 1996, the Company purchased the properties from Verde for $7.45 million pursuant to the Modification Agreement. In connection with the purchase, Verde returned security deposits which totaled $364,000. The security deposits are included in Other Assets in the Consolidated Balance Sheet of the Company as of December 31, 1995.

     Pursuant to the Modification Agreement, Verde also lowered the interest rate on $14.0 million of the Company's subordinated debt payable to Verde from 18.0% to 10.0% per annum and lowered from 12.0% to 10.0% the dividend rate on $10.0 million of the Company's Preferred Stock held by Verde effective June 21, 1996. The Preferred Stock was redeemed in November 1996. On February 28, 1997, the Company prepaid a $2 million installment on the subordinated debt payable to Verde that was due in June 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In January 1996, in connection with the sale of the Gilbert Dealership, the Company purchased the land for the Gilbert Dealership from Verde for a total price of $750,000, which the Company believes approximated fair market value. Simultaneous with such purchase, the Company sold the land purchased from Verde together with the dealership building and other improvements (which had been constructed by the Company) to a third party for $512,500 in cash and a promissory note in the principal amount of $1.2 million. The Company recognized a loss on the sale of $120,000, for which an allowance was established as of December 31, 1995.

     Mr. Christopher D. Jennings, a managing director of Cruttenden Roth Incorporated ("Cruttenden Roth"), is a director of the Company. Cruttenden Roth served as the sole representative in the Company's initial public offering. In its capacity as representative, Cruttenden Roth participated in the underwriting discount and received a non-accountable expense allowance and warrants to purchase Common Stock. See "Description of Capital Stock -- Other Securities and Registration Rights."

                          DESCRIPTION OF CAPITAL STOCK

     The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, as amended.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. At the date of this Prospectus, 18,440,404 shares of Common Stock were issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. See "Dividend Policy."

     Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company.

OTHER SECURITIES AND REGISTRATION RIGHTS

     In connection with its initial public offering, the Company issued warrants to SunAmerica to purchase 121,023 shares (as adjusted) of Common Stock at an exercise price per share of $6.75 and to Cruttenden Roth to purchase 170,000 shares of Common Stock at an exercise price per share of $9.45. The agreements with respect to the issuance of such warrants provide for certain registration rights. The Company is required to use its best efforts to effect such registrations, subject to certain conditions and limitations, and is required to pay all expenses of SunAmerica and Cruttenden Roth in connection with any registration of such securities, except for any underwriting discounts and commissions.

     In conjunction with its initial public offering, the Company registered the warrants issued to Cruttenden Roth and the shares underlying such warrants. Under the terms of such warrants, however, Cruttenden Roth may not exercise such warrants and sell the underlying Common Stock until June 21, 1997, and only pursuant to a currently effective registration statement.

     The Company has authorized for issuance 1,800,000 shares of Common Stock under its Incentive Plan, as amended. See "Management -- Long-Term Incentive Plan."

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company has also obtained insurance on behalf of its directors and officers for any liability arising out of such person's actions in such capacity.

     The Company has entered into agreements to indemnify its directors and officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company. The Company believes that the indemnification provisions in its Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN BYLAW PROVISIONS

     The Company's Bylaws, as amended, contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. The Company's Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals not less than 30 days nor more than 90 days prior to the meeting. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director of the Company unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in the Company's Bylaws.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. The Company's procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with Section 14 of the Exchange Act and the rules promulgated thereunder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust Company of California, 601 S. Figueroa, Los Angeles, California 90017.

                              PLAN OF DISTRIBUTION

     The Selling Securityholders or their nominees or pledgees may sell or distribute some or all of the Common Stock from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq, in privately negotiated transactions (including sales pursuant to pledges) in the over-the-counter market, in transactions in which shares of Common Stock may be delivered in connection with the issuance of securities by issuers other than the Company that are exchangeable for (whether optional or mandatory), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares of Common Stock may be distributed (which securities issued by others will, to the extent required by applicable law, be registered under the Securities Act), in brokerage transactions, in a combination of such transactions or by any other legally available means. Such transactions may be effected by the Selling Securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees of the Selling Securityholders, or by other persons acquiring shares of Common Stock and who wish to offer and sell such shares under circumstances requiring or making desirable its use. To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of donees of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed. In addition, any Common Stock which qualifies for sale pursuant to Section 4 of, or Rules 144 or 144A under, the Securities Act may be sold under such provisions rather than pursuant to this Prospectus.

     The Selling Securityholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Securityholder and any other Selling Securityholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the shares of Common Stock.

     The Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Securityholders. All of the foregoing may affect the marketability of the Common Stock.

     The Company will pay substantially all of the expenses incident to this offering of the shares of Common Stock by the Selling Securityholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Securityholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify the Selling Securityholders against certain liabilities including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     If shares of Common Stock are sold in an underwritten offering, the shares of Common Stock may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the shares of Common Stock will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such shares of Common Stock are purchased.

     If the shares of Common Stock are sold in an underwritten offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Regulation M. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares offered hereby is being passed upon for the Company by Snell & Wilmer L.L.P, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheet of Seminole Finance Corporation and Related Companies as of December 31, 1996, and the related combined statements of operations, stockholder's equity (deficit), and cash flows for the year then ended have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Our report dated March 18, 1997, contains an explanatory paragraph that states: "the accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the combined financial statements, the Company is involved in a lawsuit that involves a material amount of damages that, if there were an adverse outcome, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
7. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty."

     The combined balance sheet of Seminole Finance Corporation and Related Companies as of December 31, 1995, and the related combined statements of operations, stockholder's equity (deficit), and cash flows for the year then ended have been included herein and in the Registration Statement in reliance upon the report of Barton & Company, P.A., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     The Company is subject to the reporting and informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy statements, and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company's Common Stock is traded on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2
Consolidated Financial Statements:

  Consolidated Balance Sheets as of December 31, 1996 and 1995........................  F-3

  Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994.........................................................................  F-4

  Consolidated Statements of Stockholders' Equity for the years ended December 31,
     1996, 1995 and 1994..............................................................  F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994.........................................................................  F-6

Notes to Consolidated Financial Statements............................................  F-7

                     SEMINOLE FINANCE CORPORATION AND RELATED COMPANIES

                        INDEX TO COMBINED FINANCIAL STATEMENTS

Independent Auditors' Reports.........................................................  F-25

Combined Financial Statements:

  Combined Balance Sheets as of December 31, 1996 and 1995............................  F-27

  Combined Statements of Operations for the years ended December 31, 1996 and 1995....  F-28

  Combined Statements of Stockholder's Equity (Deficit) for the years ended December
     31, 1996 and 1995................................................................  F-29

  Combined Statements of Cash Flows for the years ended December 31, 1996 and 1995....  F-30

Notes to Combined Financial Statements................................................  F-31

                          INDEX TO PRO FORMA FINANCIAL INFORMATION

Pro Forma Condensed Combined Balance Sheet (unaudited) as of December 31, 1996........  F-36

Pro Forma Condensed Combined Statement of Operations (unaudited) for the year ended
  December 31, 1996...................................................................  F-37

Notes to Unaudited Pro Forma Condensed Combined Financial Statements..................  F-38

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ugly Duckling Corporation:

     We have audited the accompanying consolidated balance sheets of Ugly Duckling Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ugly Duckling Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Phoenix, Arizona
January 31, 1997, except
for Note 19 to the Consolidated
Financial Statements which is
as of February 13, 1997

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
                                                                             (IN THOUSANDS)
ASSETS
Cash and Cash Equivalents...............................................  $ 18,455     $ 1,419
Finance Receivables:
  Held for Investment...................................................    52,188      49,226
  Held for Sale.........................................................     7,000          --
                                                                          --------     -------
        Principal Balances, Net.........................................    59,188      49,226
  Less: Allowance for Credit Losses.....................................    (8,125)     (8,500)
                                                                          --------     -------
        Finance Receivables, Net........................................    51,063      40,726
                                                                          --------     -------
Residuals in Finance Receivables Sold...................................     9,889          --
Investments Held in Trust...............................................     3,479          --
Inventory...............................................................     5,752       6,329
Property and Equipment, Net.............................................    20,652       7,797
Goodwill and Trademarks, Net............................................     2,150         269
Other Assets............................................................     6,643       4,250
                                                                          --------     -------
                                                                          $118,083     $60,790
                                                                          ========     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts Payable......................................................  $  2,132     $   595
  Accrued Expenses and Other Liabilities................................     6,728       5,557
  Notes Payable.........................................................    12,904      35,201
  Subordinated Notes Payable............................................    14,000      14,553
                                                                          --------     -------
     Total Liabilities..................................................    35,764      55,906
                                                                          --------     -------
Stockholders' Equity:
  Preferred Stock.......................................................        --      10,000
  Common Stock..........................................................    82,612         127
  Accumulated Deficit...................................................      (293)     (5,243)
                                                                          --------     -------
     Total Stockholders' Equity.........................................    82,319       4,884
                                                                          --------     -------
Commitments, Contingencies and Subsequent Events........................
                                                                          --------     -------
                                                                          $118,083     $60,790
                                                                          ========     =======

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
                                                                (IN THOUSANDS, EXCEPT EARNINGS
                                                                      PER SHARE AMOUNTS)
Sales of Used Cars............................................  $53,768     $47,824     $27,768
Less:
  Cost of Used Cars Sold......................................   29,890      27,964      12,577
  Provision for Credit Losses.................................    9,811       8,359       8,140
                                                                -------     -------     -------
                                                                 14,067      11,501       7,051
                                                                -------     -------     -------
Interest Income...............................................   15,856      10,071       5,449
Gain on Sale of Loans.........................................    4,434          --          --
                                                                -------     -------     -------
                                                                 20,290      10,071       5,449
                                                                -------     -------     -------
Servicing Income..............................................      921          --          --
Other Income..................................................      650         308         556
                                                                -------     -------     -------
                                                                  1,571         308         556
                                                                -------     -------     -------
Income before Operating Expenses..............................   35,928      21,880      13,056
Operating Expenses:
  Selling and Marketing.......................................    3,585       3,856       2,402
  General and Administrative..................................   19,538      14,726       9,141
  Depreciation and Amortization...............................    1,577       1,314         777
                                                                -------     -------     -------
                                                                 24,700      19,896      12,320
                                                                -------     -------     -------
Income before Interest Expense................................   11,228       1,984         736
Interest Expense..............................................    5,262       5,956       3,037
                                                                -------     -------     -------
Earnings (Loss) before Income Taxes...........................    5,966      (3,972)     (2,301)
Income Taxes (Benefit)........................................      100          --        (334)
                                                                -------     -------     -------
Net Earnings (Loss)...........................................  $ 5,866     $(3,972)    $(1,967)
                                                                =======     =======     =======
Earnings (Loss) per Share.....................................  $  0.60     $ (0.67)    $ (0.35)
                                                                =======     =======     =======
Shares Used in Computation....................................    8,283       5,892       5,584
                                                                =======     =======     =======

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                 (IN THOUSANDS)

                                                                                  RETAINED
                                           SHARES               AMOUNT            EARNINGS        TOTAL
                                     ------------------   -------------------   (ACCUMULATED   STOCKHOLDERS'
                                     PREFERRED   COMMON   PREFERRED   COMMON      DEFICIT)        EQUITY
                                     ---------   ------   ---------   -------   ------------   ------------
Balances at December 31, 1993.......       --    4,640    $     --    $    1      $    696       $    697
Issuance of Common Stock for
  Purchase of Subsidiary............       --      174          --        15            --             15
Issuance of Common Stock for Cash...       --      708          --        61            --             61
Net Loss for the Year...............       --       --          --        --        (1,967)        (1,967)
                                       ------    ------   --------    -------      -------       --------

Balances at December 31, 1994.......       --    5,522          --        77        (1,271)        (1,194)
Issuance of Common Stock............       --       58          --        50            --             50
Conversion of Subordinated Notes
  Payable to Preferred Stock........    1,000       --      10,000        --            --         10,000
Net Loss for the Year...............       --       --          --        --        (3,972)        (3,972)
                                       ------    ------   --------    -------      -------       --------

Balances at December 31, 1995.......    1,000    5,580      10,000       127        (5,243)         4,884
Issuance of Common Stock for Cash...       --    7,281          --    79,335            --         79,335
Conversion of Debt to Common
  Stock.............................       --      444          --     3,000            --          3,000
Issuance of Common Stock to Board of
  Directors.........................       --       22          --       150            --            150
Redemption of Preferred Stock.......   (1,000)      --     (10,000)       --            --        (10,000)
Preferred Stock Dividend............       --       --          --        --          (916)          (916)
Net Earnings for the Year...........       --       --          --        --         5,866          5,866
                                       ------    ------   --------    -------      -------       --------

Balances at December 31, 1996.......       --    13,327   $     --    $82,612     $   (293)      $ 82,319
                                       ======    ======   ========    =======      =======       ========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                              1996          1995         1994
                                                            ---------     --------     --------
                                                                      (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net Earnings (Loss).....................................  $   5,866     $ (3,972)    $ (1,967)
     Adjustments to Reconcile Net Earnings (Loss) to Net
       Cash Provided by Operating Activities:
     Provision for Credit Losses..........................      9,811        8,359        8,140
     Gain on Sale of Finance Receivables..................     (4,434)          --           --
     Decrease (Increase) in Deferred Income Taxes.........        249          449         (461)
     Depreciation and Amortization........................      1,577        1,314          777
     Decrease (Increase) in Inventory.....................        577       (1,500)      (3,098)
     Finance Receivables Held for Sale....................    (45,989)          --           --
     Proceeds from Sale of Finance Receivables............     38,989           --           --
     Increase in Other Assets.............................     (3,150)        (529)        (294)
     Increase in Accounts Payable, Accrued Expenses, and
       Other Liabilities..................................      2,949        3,035        1,064
     Increase (Decrease) in Income Taxes
       Receivable/Payable.................................        534         (984)        (809)
     Other, Net...........................................         --          169           25
                                                             --------     --------     --------
          Net Cash Provided by Operating Activities.......      6,979        6,341        3,377
                                                             --------     --------     --------
Cash Flows from Investing Activities:
  Increase in Finance Receivables.........................    (67,803)     (53,023)     (27,196)
  Collections of Finance Receivables......................     49,201       19,795       12,202
  Increase in Investments Held in Trust...................     (3,479)          --           --
  Purchase of Property and Equipment......................     (6,111)      (3,195)      (5,334)
  Other, Net..............................................     (1,809)          --         (270)
                                                             --------     --------     --------
          Net Cash Used in Investing Activities...........    (30,001)     (36,423)     (20,598)
                                                             --------     --------     --------
Cash Flows from Financing Activities:
  Additions to Notes Payable..............................      1,000       22,259        9,942
  Repayments of Notes Payable.............................    (28,610)          --       (2,027)
  Net Issuance (Repayment) of Subordinated Notes
     Payable..............................................       (553)       6,262        9,350
  Redemption of Preferred Stock...........................    (10,000)          --           --
  Proceeds from Issuance of Common Stock..................     79,435            5           61
  Other, Net..............................................     (1,214)       2,807          (16)
                                                             --------     --------     --------
          Net Cash Provided by Financing Activities.......     40,058       31,333       17,310
                                                             --------     --------     --------
Net Increase in Cash and Cash Equivalents.................     17,036        1,251           89
Cash and Cash Equivalents at Beginning of Year............      1,419          168           79
                                                             --------     --------     --------
Cash and Cash Equivalents at End of Year..................  $  18,455     $  1,419     $    168
                                                             ========     ========     ========
Supplemental Statement of Cash Flows Information:
  Interest Paid...........................................  $   5,144     $  5,890     $  3,031
                                                             ========     ========     ========
  Income Taxes Paid.......................................  $     450     $    535     $    960
                                                             ========     ========     ========
  Conversion of Note Payable to Common Stock..............  $   3,000     $     --     $     --
                                                             ========     ========     ========
  Purchase of Property and Equipment with Notes Payable...  $   8,313     $     --     $     --
                                                             ========     ========     ========
  Purchase of Property and Equipment with Capital
     Leases...............................................  $      57     $    792     $    399
                                                             ========     ========     ========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(1)  ORGANIZATION AND PURPOSE

     Ugly Duckling Corporation, a Delaware corporation (the Company), was incorporated in April 1996 as the successor to Ugly Duckling Holdings, Inc.
(UDH), an Arizona corporation, formed in 1992. Contemporaneous with the formation of the Company, UDH was merged into the Company with each share of UDH's common stock exchanged for 1.16 shares of common stock in the Company and each share of UDH's preferred stock exchanged for one share of preferred stock in the Company under identical terms and conditions. UDH was effectively dissolved in the merger. The resulting effect of the merger was a recapitalization increasing the number of authorized shares of common stock to 20,000,000 and a 1.16-to-1 common stock split effective April 24, 1996. The stockholders' equity section of the Consolidated Balance Sheets as of December 31, 1996 and 1995, reflects the number of authorized shares after giving effect to the merger and common stock split. The Company's principal stockholder is also the sole stockholder of Verde Investments, Inc. (Verde). The Company's subordinated debt is held by, and the land for certain of its car dealerships and loan servicing facilities was leased from, Verde until December 31, 1996, see Note 13.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Operations

     The Company, through its subsidiaries, owns and operates sales finance companies, used car sales dealerships, a property and casualty insurance company, and is a franchiser of rental car operations. Additionally, Champion Receivables Corporation, a "bankruptcy remote entity" is the Company's wholly-owned special purpose securitization subsidiary. Its assets include residuals in finance receivables sold, and investments held in trust, in the amounts of $9,889,000 and $2,843,000, respectively, at December 31, 1996.

  Principles of Consolidation

     The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Concentration of Credit Risk

     Champion Acceptance Corporation and Champion Financial Services (CFS) provide sales finance services in connection with the sales of used cars to individuals residing primarily in the metropolitan areas of Phoenix and Tucson, Arizona. The Company operated three, three and two dealerships in the Tucson metropolitan area in 1996, 1995 and 1994, respectively; and five, five, and three dealerships in the Phoenix metropolitan area in 1996, 1995 and 1994, respectively (company dealerships). As of December 31, 1996, CFS maintains relationships with approximately 1,400 third party car dealers (third party dealers) in twelve states from whom it purchases sales finance contracts from 35 branch offices.

     Periodically during the year, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government.

  Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents generally consist of interest bearing money market accounts.

  Revenue Recognition

     Interest income is recognized using the interest method. Direct loan origination costs related to contracts originated at company dealerships are deferred and charged against finance income over the life of the related

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES installment sales contract as an adjustment of yield. Pre-opening and start-up costs incurred on third party dealer branch offices are deferred and charged to expense over a twelve-month period. The accrual of interest is suspended if collection becomes doubtful, generally 90 days past due, and is resumed when the loan becomes current. Interest income also includes income on the Company's residual interests from its securitization program.

     Revenue from the sales of used cars is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment has been received.

  Residuals in Finance Receivables Sold, Investments Held in Trust and Gain on Sale of Loans

     In 1996, the Company initiated a securitization program under which it sells (securitizes), on a non-recourse basis, finance receivables to a trust which uses the finance receivables to create asset backed securities (certificates) which are remitted to the Company in consideration for the sale. The Company then sells senior certificates (A certificates) to third party investors and retains subordinated certificates (B certificates). In consideration of such sale, the Company receives cash proceeds from the sale of certificates collateralized by the finance receivables and the right to future cash flows under the subordinated certificates (residual in finance receivables sold, or residual) arising from those receivables to the extent not required to make payments on the A certificates sold to a third party or to pay associated costs.

     Residuals in finance receivables result from the sale of finance receivables on which the Company retains servicing rights and the excess cash flows on the A certificates, including any excess cash flows on the B certificates. The residual is determined by computing the difference between the weighted average yield of the finance receivables sold and the yield to the certificate purchaser, adjusted for the normal servicing fee based on the agreements between the Company and the investor and further adjusted for anticipated prepayments, repossessions, liquidations, and charge offs.

     The Company is required to make an initial deposit into an account held by the trustee (spread account) and to pledge this cash to the trust to which the finance receivables were sold. The trustee in turn invests the cash in highly liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivable principal balances. These deposits are classified as Investments Held in Trust.

     To the extent that the performance of the underlying finance receivable portfolio differs from the Company's original estimates, the Company's residual will be adjusted quarterly, with corresponding charges against income in the period in which the adjustment is made. Such evaluations are performed on a security by security basis, for each certificate or spread account retained by the Company.

     Gains or losses are determined based upon the difference between the sales proceeds for the portion of finance receivables sold and the Company's recorded investment in the finance receivables sold. The Company allocates the recorded investment in the finance receivables between the portion of the finance receivables sold and the portion retained based on the relative fair values on the date of sale.

  Servicing Income

     Servicing Income is recognized when earned. Servicing costs are charged to expense as incurred. In the event delinquencies and/or losses on the portfolio serviced exceed specified levels, the trustee may require the transfer of servicing of the portfolio to another servicer.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

  Finance Receivables, Allowance for Credit Losses and Nonrefundable Acquisition Discount

     The Company originates installment sales contracts from its company dealerships and purchases contracts from third party dealers. Finance receivables consist of contractually scheduled payments from installment sales contracts net of unearned finance charges, accrued interest receivable, direct loan origination costs, and an allowance for credit losses, including nonrefundable acquisition discount.

     Finance receivables held for investment represent finance receivables that the Company expects to hold until they have matured. Finance receivables held for sale represent finance receivables that the Company expects to securitize within the next twelve months.

     Unearned finance charges represent the balance of finance income (interest) remaining from the capitalization of the total interest to be earned over the original term of the related installment sales contract. Direct loan origination costs represent the unamortized balance of costs incurred in the origination of contracts at the Company's dealerships.

     The Company follows the provisions of Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" for contracts originated at its company dealerships.

     An allowance for credit losses (allowance) is established by charging the provision for credit losses and the allocation of nonrefundable acquisition discount. For contracts generated by the company dealerships, the allowance is established by charging the provision for credit losses. Contracts purchased from third party dealers are generally purchased with a nonrefundable acquisition discount (discount). The discount is negotiated with third party dealers pursuant to a financing program that bases the discount on, among other things, the credit risk of the borrower and the amount to be financed in relation to the car's wholesale value. The discount is allocated between discount available for credit losses and discount available for accretion to interest income. The portion of discount allocated to the allowance is based upon historical performance and write-offs of contracts acquired from third party dealers, as well as the general credit worthiness of the borrowers and the wholesale value of the vehicle. The remaining discount, if any, is deferred and accreted to income using the interest method. To the extent that the allowance is considered insufficient to absorb anticipated losses on the third party dealer portfolio, additions to the allowance are established through a charge to the provision for credit losses. The evaluation of the discount and allowance considers such factors as the performance of each third party dealer's loan portfolio, the Company's historical credit losses, the overall portfolio quality and delinquency status, the review of specific problem loans, the value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay.

  Inventory

     Inventory consists of used vehicles held for sale and is valued at the lower of cost or market. Vehicle reconditioning costs are capitalized as a component of inventory cost. The cost of used vehicles sold is determined on a specific identification basis. Repossessed vehicles are valued at market value.

  Property and Equipment

     Property and Equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to ten years for equipment and thirty years for buildings. Leasehold and land improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements.

     The Company has capitalized costs related to the development of software products for internal use. Capitalization of costs begins when technological feasibility has been established and ends when the software

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES is available for general use. Amortization is computed using the straight-line method over the estimated economic life of five years.

  Trademarks, Trade Names, Logos, and Contract Rights

     The registered trade names, "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," "America's Second Car," "Putting You on the Road to Good Credit" and related trademarks, logos, and contract rights are stated at cost. The cost of trademarks, trade names, logos, and contract rights is amortized on a straight-line basis over their estimated economic lives of ten years.

  Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  Post Sale Customer Support Programs

     A liability for the estimated cost of post sale customer support, including car repairs and the Company's down payment back and credit card programs, is established at the time the used car is sold by charging Cost of Used Cars Sold. The liability is evaluated for adequacy through a separate analysis of the various programs' historical performance.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Advertising

     All costs related to production and advertising are expensed in the period incurred or ratably over the year in relation to revenues or certain other performance measures. The Company had no advertising costs capitalized as of December 31, 1996.

  Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     The Company uses one of the most widely used option pricing models, the Black-Scholes model (the Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

  Earnings Per Share

     Earnings per share is based upon the weighted average number of common shares outstanding plus dilutive common stock equivalents after giving effect to the payment of dividends on preferred stock.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, on January 1, 1996. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a materiel impact on the Company's financial position, results of operations, or liquidity.

  Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(3)  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     A summary of Net Finance Receivables at December 31, 1996 and 1995 follows (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1996         1995
                                                                 --------     --------
        Contractually Scheduled Payments.......................  $ 77,982     $ 66,425
        Less: Unearned Finance Income..........................   (19,701)     (18,394)
                                                                 --------     --------
        Installment Sales Contract Principal Balances..........    58,281       48,031
        Add: Accrued Interest Receivable.......................       718          613
              Loan Origination Costs, Net......................       189          582
                                                                 --------     --------
        Principal Balances, Net................................    59,188       49,226
        Less: Allowance for Credit Losses......................    (8,125)      (8,500)
                                                                 --------     --------
        Finance Receivables, Net...............................  $ 51,063     $ 40,726
                                                                 ========     ========
        Held for Investment....................................  $ 52,188     $ 49,226
        Held for Sale..........................................     7,000           --
                                                                 --------     --------
                                                                   59,188       49,226
        Less: Allowance for Credit Losses......................    (8,125)      (8,500)
                                                                 --------     --------
                                                                 $ 51,063     $ 40,726
                                                                 ========     ========

     Allowance for Credit Losses as a percent of principal balances totaled 13.9% and 17.7% at December 31, 1996 and 1995, respectively.

     The changes in the allowance for credit losses for the years ended December 31, 1996, 1995 and 1994 follow (in thousands):

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                         1996        1995        1994
                                                        -------     -------     -------
        Balances, Beginning of Year...................  $ 8,500     $ 6,209     $ 2,876
          Provision for Credit Losses.................    9,811       8,359       8,140
          Allowance Acquired from Discount............    8,963       1,660         579
          Net Charge Offs.............................   (9,168)     (7,728)     (5,386)
          Sale of Finance Receivables.................   (9,981)         --          --
                                                        -------     -------     -------
        Balances, End of Year.........................  $ 8,125     $ 8,500     $ 6,209
                                                        =======     =======     =======

(4)  RESIDUALS IN FINANCE RECEIVABLES SOLD

     The valuation of the Residual in Finance Receivables Sold as of December 31, 1996 totaled $9,889,000 which represents the present value of the Company's interest in the anticipated future cash flows of the underlying portfolio, discounted at rates ranging from 16% to 25%, after taking into consideration anticipated prepayments and net charge offs. For contracts originated at Company Dealerships, net losses were estimated using total expected cumulative net losses at loan origination of approximately 25.0%, adjusted for actual cumulative net losses prior to securitization. For contracts purchased from Third Party Dealers, net losses were estimated using total expected cumulative net losses at loan origination of approximately 13.5%, adjusted for actual cumulative net losses prior to securitization. Losses are discounted at an assumed risk free rate. Prepayment rates were estimated to be 1.5% per month of the beginning of month balance.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     At December 31, 1996, the Company serviced Finance Receivables totaling $51,663,000 which serves as collateral on $40,770,000 in senior certificates issued to one investor. Approximately 89% of these finance receivables were originated in the state of Arizona.

     The future net charge offs taken into consideration in arriving at the residual of $9,889,000 totaled $7,593,000 at December 31, 1996. This represents 14.70% of the underlying finance receivables of $51,663,000 at December 31, 1996.

(5)  INVESTMENTS HELD IN TRUST

     In connection with its securitization transactions the Company is required to provide a credit enhancement to the investor. The Company makes an initial cash deposit, ranging from 3% to 4% of the initial underlying finance receivables principal balance, of cash into an account held by the trustee (spread account) and pledges this cash to the trust to which the finance receivables were sold and then makes additional deposits from the residual cash flow (through the trustee) to the spread account as necessary to attain and maintain the spread account at a specified percentage, ranging from 6.0% to 8.0%, of the underlying finance receivables principal balance.

     In the event that the cash flows generated by the Finance Receivables Sold to the trust are insufficient to pay obligations of the trust, including principal or interest due to certificate holders or expenses of the trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the trust. The spread account must be maintained at a specified percentage of the principal balances of the finance receivables held by the trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account. Except for releases in this manner, the cash in the spread account is restricted from use by the Company.

     During 1996, the Company made initial spread account deposits totaling $2,630,000. Additional net deposits through the trustee during 1996 totaled $213,000 resulting in a total balance in the spread accounts of $2,843,000 as of December 31, 1996. In connection therewith, the specified spread account balance based upon the aforementioned specified percentages of the balances of the underlying portfolios as of December 31, 1996 was $3,941,000, resulting in additional funding requirements from future cash flows as of December 31, 1996 of $1,098,000. The additional funding requirement will decline as the trustee deposits additional cash flows into the spread account and as the principal balance of the underlying finance receivables declines.

     In connection with certain other agreements, the Company has deposited a total of $636,000 in an interest bearing trust account.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(6)  PROPERTY AND EQUIPMENT

     A summary of Property and Equipment as of December 31, 1996 and 1995 follows (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        Land.....................................................  $ 7,811     $    15
        Buildings and Leasehold Improvements.....................    5,699       5,143
        Furniture and Equipment..................................    5,696       3,401
        Software Development Costs...............................      693         533
        Vehicles.................................................      156         133
        Construction in Process..................................    3,536          11
                                                                   -------     -------
                                                                    23,591       9,236
        Less Accumulated Depreciation and Amortization...........   (2,939)     (1,439)
                                                                   -------     -------
        Property and Equipment, Net..............................  $20,652     $ 7,797
                                                                   =======     =======

     No Interest Expense was capitalized in 1996. Interest Expense capitalized in 1995 and 1994 totaled $54,000 and $142,000, respectively

(7)  GOODWILL AND TRADEMARKS

     In October, 1996, the Company acquired the operating lease and a loan portfolio of a used car dealership. In connection with this acquisition, the Company recorded goodwill totaling $1,944,000.

     A summary of Trademarks as of December 31, 1996 and 1995 follows (in thousands):

                                                                       DECEMBER 31,
                                                                      ---------------
                                                                      1996      1995
                                                                      -----     -----
        Original Cost...............................................  $ 581     $ 581
        Accumulated Amortization....................................   (375)     (312)
                                                                      -----     -----
        Trademarks, Net.............................................  $ 206     $ 269
                                                                      =====     =====

     Amortization expense relating to Trademarks totaled $63,000 for each of the years ended December 31, 1996, 1995 and 1994.

(8)  OTHER ASSETS

     A summary of other assets as of December 31, 1996 and 1995 follows (in thousands):

                                                                        DECEMBER 31,
                                                                     ------------------
                                                                      1996       1995
                                                                     -------    -------
        Note Receivable............................................  $ 1,063    $    --
        Pre-opening and Startup Costs..............................    1,242         --
        Escrow Deposits............................................      900         --
        Prepaid Expenses...........................................      796        643
        Deferred Income Taxes......................................      676        925
        Income Taxes Receivable....................................      316        850
        Property and Equipment Held for Sale.......................       --      1,086
        Other Assets...............................................    1,650        746
                                                                      ------     ------
                                                                     $ 6,643    $ 4,250
                                                                      ======     ======

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(9)  ACCRUED EXPENSES AND OTHER LIABILITIES

     A summary of accrued expenses and other liabilities as of December 31, 1996 and 1995 follows (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1996       1995
                                                                     ------     ------
        Sales Taxes................................................  $2,904     $2,258
        Others.....................................................   3,824      3,299
                                                                     ------     ------
                                                                     $6,728     $5,557
                                                                     ======     ======

     In connection with the retail sale of vehicles, the Company is required to pay sales taxes to certain government jurisdictions. The Company has elected to pay these taxes using the "cash basis", which requires the Company to pay the sales tax obligation for a sale transaction as principal is collected over the life of the related finance receivable contract.

(10)  NOTES PAYABLE

     A summary of Notes Payable at December 31, 1996 and 1995 follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996        1995
                                                                           --------    --------
                                                                              (IN THOUSANDS)
$50,000,000 revolving loan with a finance company, interest payable daily at 30 day LIBOR (5.40% at December 31, 1996) plus 3.60% through
  September 1997, at which time the Company retains the right to extend the loan for one additional year, secured by substantially all assets
  of the Company.........................................................  $  4,602    $ 32,201

Two notes payable to a finance company totaling $7,450,000, monthly interest payable at the prime rate (8.25% at December 31, 1996) plus
  1.50% through January 1998; thereafter, monthly payments of $89,000 plus interest through January 2002 when balloon payments totaling
  $3,282,000 are due, secured by first deeds of trust and assignments of
  rents on certain real property.........................................     7,444          --

$3,000,000 note payable to an insurance company, interest payable quarterly at 12.5% per annum. Converted to common stock concurrent with
  the Company's initial public offering in 1996..........................        --       3,000

Others bearing interest at rates ranging from 9% to 11% due through April
  2007, secured by certain real property and certain property and
  equipment..............................................................       858          --
                                                                            -------     -------
          Total..........................................................  $ 12,904    $ 35,201
                                                                            =======     =======

     The aforementioned revolving loan agreement contains various reporting and performance covenants including the maintenance of certain ratios, limitations on additional borrowings from other sources, restrictions on certain operating activities and a restriction on the payment of dividends under certain circumstances. The Company was in compliance with the covenants at December 31, 1996 and 1995.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of future minimum principal payments required (assuming the Company exercises its right to extend the revolving loan through September 1998) under the aforementioned notes payable as of December 31, 1996 follows (in thousands):

                                                                       DECEMBER 31, 1996
                                                                       -----------------
        1997.........................................................       $    86
        1998.........................................................         5,673
        1999.........................................................         1,169
        2000.........................................................         1,179
        2001.........................................................         1,191
        Thereafter...................................................         3,606
                                                                            -------
                                                                            $12,904
                                                                            =======

(11)  SUBORDINATED NOTES PAYABLE

     The Company has executed two subordinated notes payable with Verde. As discussed in the following paragraphs, the balance outstanding under these notes totaled $14,553,000 at December 31, 1995. There was no accrued interest payable related to these notes at December 31, 1995.

     In August 1993, the Company entered into a ten-year, subordinated note payable agreement with Verde. This unsecured $15,000,000 note bears interest at an annual rate of 18%, with interest payable monthly and is subordinated to all other Company liabilities. The note also provides for suspension of interest payments should the Company be in default with any other creditors. The Company had $10,000,000 outstanding related to this note payable at December 31, 1995.

     In December 1995, the Company amended its five-year junior subordinated revolving note payable agreement with Verde. The note was increased from $3,000,000 to $5,000,000, bears interest at an annual rate of 18%, with interest payable monthly, and is scheduled to mature in December 1999. The Company had $4,553,000 outstanding related to this note payable at December 31, 1995.

     Interest expense related to the subordinated notes payable with Verde totaled $1,933,000, $3,492,000 and $2,569,000 during the years ended December 31, 1996, 1995 and 1994, respectively.

     On December 31, 1995, Verde converted $10,000,000 of subordinated notes payable to preferred stock of the Company. Verde agreed to waive any prepayment penalties associated with the reduction of the subordinated notes payable in connection with the conversion.

     In conjunction with the closing of the Company's initial public offering in June 1996, the two previously outstanding subordinated notes payable were exchanged for a new subordinated note payable. The new $14,000,000 unsecured note bears interest at an annual rate of 10%, with interest payable monthly and is subordinate to all other Company indebtedness. The note also calls for annual principal payments of $2,000,000 through June 2003 when the loan will be paid in full. The Company had $14,000,000 outstanding under this note payable at December 31, 1996.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(12)  INCOME TAXES

     Income tax expense (benefit) amounted to $100,000, zero and $(334,000) for the years ended December 31, 1996, 1995 and 1994, respectively (an effective tax rate of 1.7%, 0% and 14.5%, respectively). A reconciliation between taxes computed at the federal statutory rate of 34% and at the effective tax rate on earnings (loss) before income taxes follows (in thousands):

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1996        1995       1994
                                                              -------     -------     -----
    Computed "Expected" Tax Expense (Benefit)...............  $ 2,028     $(1,350)    $(782)
    State Income Taxes, Net of Federal Effect...............       41          --       (30)
    Change in Valuation Allowance...........................   (2,315)      1,418       897
    Other, Net..............................................      346         (68)     (419)
                                                              -------     -------     -----
                                                              $   100     $    --     $(334)
                                                              =======     =======     =====

     Components of income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 follow (in thousands):

                                                             CURRENT     DEFERRED     TOTAL
                                                             -------     --------     -----
    1996:
      Federal..............................................   $(149)      $  187      $  38
      State................................................      --           62         62
                                                              -----        -----      -----
                                                              $(149)      $  249      $ 100
                                                              =====        =====      =====

    1995:
      Federal..............................................   $(449)      $  449      $  --
      State................................................      --           --         --
                                                              -----        -----      -----
                                                              $(449)      $  449      $  --
                                                              =====        =====      =====

    1994:
      Federal..............................................   $  79       $ (367)     $(288)
      State................................................      48          (94)       (46)
                                                              -----        -----      -----
                                                              $ 127       $ (461)     $(334)
                                                              =====        =====      =====

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1995 are presented below (in thousands):

                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1996       1995
                                                                        ------     -------
    Deferred Tax Assets:
      Finance Receivables, Principally Due to the Allowance for Credit
         Losses.......................................................  $  131     $ 2,987
      Federal and State Income Tax Net Operating Loss Carryforwards...     995         317
      Residual in Finance Receivables.................................     140          --
      Other...........................................................     279         443
                                                                         -----     -------
      Total Gross Deferred Tax Assets.................................   1,545       3,747
      Less: Valuation Allowance.......................................      --      (2,315)
                                                                         -----     -------
              Net Deferred Tax Assets.................................   1,545       1,432
                                                                         -----     -------
    Deferred Tax Liabilities:
      Acquisition Discount............................................    (112)         --
      Software Development Costs......................................    (192)        (96)
      Other Assets....................................................    (490)         --
      Loan Origination Fees...........................................     (75)       (198)
      Inventory.......................................................      --        (213)
                                                                         -----     -------
         Total Gross Deferred Tax Liabilities.........................    (869)       (507)
                                                                         -----     -------
              Net Deferred Tax Asset..................................  $  676     $   925
                                                                         =====     =======

     The valuation allowance for deferred tax assets as of December 31, 1996 and 1995 was zero and $2,315,000, respectively. The net change in the total Valuation Allowance for the year ended December 31, 1996 was a decrease of $2,315,000, and an increase of $1,418,000 for the year ended December 31, 1995. In assessing the realizability of Deferred Tax Assets, management considers whether it is more likely than not that some portion or all of the Deferred Tax Assets will not be realized. The ultimate realization of Deferred Tax Assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of Deferred Tax Liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the Deferred Tax Assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing Valuation Allowance.

     At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2,249,000, which, subject to annual limitations, are available to offset future taxable income, if any, through 2011 and net operating loss carryforwards for state income tax purposes of $3,543,000, which are available to offset future taxable income through 2001.

     A summary of the net operating loss carryforwards follows (in thousands):

                                  YEAR OF
                                EXPIRATION                               FEDERAL     STATE
    -------------------------------------------------------------------  -------     ------
     2000..............................................................  $    --     $1,927
     2001..............................................................       --      1,616
     2006..............................................................      633         --
     2011..............................................................    1,616         --
                                                                          ------     ------
                                                                         $ 2,249     $3,543
                                                                          ======     ======

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(13)  LEASE COMMITMENTS

     The Company leases an operating facility, offices, a vehicle and office equipment from unrelated entities under operating leases which expire through August 2001. The leases require monthly rental payments aggregating approximately $155,000 and contain various renewal options from one to ten years. In certain instances, the Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utility costs.

     The Company purchased six car lots, a vehicle reconditioning center, and two office buildings from Verde. These properties had previously been rented from Verde pursuant to various leases which called for base monthly rents aggregating approximately $123,000 plus contingent rents as well as all occupancy and maintenance costs, including real estate taxes, insurance, and utilities. In connection with the purchase, Verde returned security deposits which totaled $364,000. The security deposits are included in Other Assets in the accompanying Consolidated Balance Sheet as of December 31, 1995.

     Rent expense for the year ended December 31, 1996 totaled $2,394,000. Rents paid to Verde totaled $1,498,000 including contingent rents of $440,000. There was no accrued rent payable to Verde at December 31, 1996.

     Rent expense for the year ended December 31, 1995 totaled $2,377,000. Rents paid to Verde totaled $1,889,000, including contingent rents of $465,000, and $113,000 of rent capitalized during the construction period of a facility. Accrued rent payable to Verde totaled $101,000 at December 31, 1995 and is included in Accrued Expenses and Other Liabilities on the accompanying Consolidated Balance Sheets.

     Rent expense for the year ended December 31, 1994 totaled $1,400,000. Rents paid to Verde totaled $1,221,000 including contingent rents of $310,000, and $127,000 of rent capitalized during the construction period of two used car dealership facilities.

     A summary of future minimum lease payments required under noncancelable operating leases with remaining lease terms in excess of one year as of December 31, 1996 follows (in thousands):

                                                                   DECEMBER 31, 1996
                                                                   -----------------
        1997.....................................................       $ 1,788
        1998.....................................................         1,547
        1999.....................................................         1,190
        2000.....................................................           533
        2001.....................................................           378
        Thereafter...............................................           104
                                                                         ------
                  Total..........................................       $ 5,540
                                                                         ======

(14)  STOCKHOLDERS' EQUITY

     On April 24, 1996, the Company effectuated a 1.16-to-1 stock split. The effect of this stock split has been reflected for all periods presented in the Consolidated Financial Statements.

     The Company has authorized 20,000,000 shares of $.001 par value common stock. There were 13,327,000 and 5,580,000 shares issued and outstanding at December 31, 1996 and 1995, respectively. The common stock consists of $13,000 of common stock and $82,599,000 of additional paid-in capital at December 31, 1996. The common stock consists of $6,000 of common stock and $121,000 of additional paid-in capital as of December 31, 1995.

     During 1996, the Company completed two public offerings in which it issued a total of 7,245,000 shares of common stock for approximately $79,435,000 cash net of stock issuance costs.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     Warrants to acquire 116,000 shares of the Company's common stock at $6.75 per share and 170,000 shares of the Company's common stock at $9.45 per share were outstanding at December 31, 1996.

     The Company has authorized 10,000,000 shares of $.001 par value preferred stock. There were zero and 1,000,000 shares issued and outstanding at December 31, 1996, and 1995, respectively.

     On December 31, 1995, the Company exchanged 1,000,000 shares of Series A preferred stock for $10,000,000 of subordinated notes payable with Verde. Cumulative dividends were payable at a rate of 12% per annum through June 21, 1996, at which time the Series A preferred stock was exchanged on a share-for-share basis for 1,000,000 shares of Series B preferred stock. The dividends were payable quarterly upon declaration by the Company's Board of Directors. In November 1996, the Company redeemed the 1,000,000 shares of Series B preferred stock.

     The Company's Board of Directors declared quarterly dividends on preferred stock totaling approximately $916,000 during the year ended December 31, 1996. There were no cumulative unpaid dividends at December 31, 1996.

(15)  STOCK OPTION PLAN

     In June, 1995, the Company adopted a long-term incentive plan (stock option plan). The stock option plan, as amended, sets aside 1,300,000 shares of common stock to be granted to employees at a price not less than fair market value of the stock at the date of grant. Options are to vest over a period to be determined by the Board of Directors upon grant and will generally expire ten years after the date of grant. The options generally vest over a period of five years.

     At December 31, 1996, there were 388,000 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $8.39 and $1.10, respectively on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996 -- expected dividend yield 0%, risk-free interest rate of 6.3%, expected volatility of 56.5% and an expected life of 7 years;
1995 -- expected dividend yield 0%, risk-free interest rate of 6.1%, expected volatility of 56.5% and an expected life of 7 years.

     The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                   1996           1995
                                                                ----------     -----------
Net Earnings (Loss)            As reported..................    $5,866,000     $(3,972,000)
                               Pro forma....................    $5,748,000     $(3,985,000)
Earnings (Loss) per Share      As reported..................    $     0.60     $     (0.67)
                               Pro forma....................    $     0.58     $     (0.68)

     The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings (loss) amounts presented above because compensation cost is reflected over the options' vesting period of five years.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of the aforementioned stock plan follows:

                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                                   PRICE PER
                                                                       NUMBER        SHARE
                                                                       -------     ---------
    Balance December 31, 1994........................................       --          --
    Granted..........................................................  459,000       $1.72
    Forfeited........................................................  (17,000)       2.16
                                                                       -------      ------

    Balance, December 31, 1995.......................................  442,000        1.70
    Granted..........................................................  539,000       13.41
    Forfeited........................................................  (30,000)       3.26
    Exercised........................................................  (39,000)       1.00
                                                                       -------      ------

    Balance, December 31, 1996.......................................  912,000       $8.60
                                                                       =======      ======

     A summary of stock options granted at December 31, 1996 follows:

                                    OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                     --------------------------------------------------     -----------------------------
                       NUMBER         WEIGHTED-AVG.       WEIGHTED-AVG.       NUMBER        WEIGHTED-AVG.
    RANGE OF         OUTSTANDING        REMAINING           EXERCISE        EXERCISABLE       EXERCISE
 EXERCISE PRICES     AT 12/31/96     CONTRACTUAL LIFE         PRICE         AT 12/31/96         PRICE
-----------------    -----------     ----------------     -------------     -----------     -------------
 $  .50 to $ 1.00      130,000           8.0 years           $  0.86               --           $  --
 $ 1.50 to $ 2.60      247,000           8.5 years           $  2.16           51,000            2.15
 $ 3.45 to $ 9.40      192,000           9.5 years           $  6.73               --              --
 $11.88 to $17.69      343,000          10.0 years           $ 17.22               --              --
                       -------                                ------          -------            ----
                       912,000                               $  8.60           51,000           $2.15
                       =======                                ======          =======            ====

(16)  COMMITMENTS AND CONTINGENCIES

     The Company has executed an agreement to sell up to $50,000,000 in finance receivable backed certificates through December 31, 1996 to an insurance company. In addition, the purchaser has the right of first refusal to purchase up to an additional $125,000,000 of finance receivables through December 31, 1998. The Company completed the sale of approximately $58,000,000 in receivable-backed certificates during the year ended December 31, 1996.

     The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a materially adverse effect on the Company.

(17)  RETIREMENT PLAN

     During 1995, the Company established a qualified 401(k) retirement plan (defined contribution plan) which became effective on October 1, 1995. The plan covers substantially all employees having no less than one year of service, have attained the age of 21, and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company will match 10% of the participants' contributions. Participants are immediately vested in the amount of their direct contributions and vest over a five-year period, as defined by the plan, with respect to the Company's contribution. Pension expense totaled $23,000 and $5,000 during the years ended December 31, 1996 and 1995, respectively.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(18)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

  Limitations

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Since the fair value is estimated as of December 31, 1996 and 1995, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

  Cash and Cash Equivalents and Investments Held in Trust

     The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

  Finance Receivables and Residuals in Finance Receivables Sold

     The carrying amount is assumed to be the fair value because of the relative short maturity and repayment terms of the portfolio as compared to similar instruments.

  Accounts Payable, Accrued Expenses, and Notes Payable

     The carrying amount approximates fair value because of the short maturity of these instruments. The terms of the Company's notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair market value approximates the carrying value of these financial instruments.

  Subordinated Notes Payable

     The terms of the Company's subordinated notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

(19)  SUBSEQUENT EVENTS

     Subsequent to year end, the Company acquired the operating assets of five used car dealerships and a finance company for a total of approximately $32,130,000. The acquisition, which was financed with cash and borrowings under the Company's revolving loan will be accounted for as a purchase.

     On February 13, 1997, the Company completed a private placement of 5,075,500 shares of unregistered common stock for approximately $88,850,000 cash, net of stock issuance costs.

(20)  BUSINESS SEGMENTS

     Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1996, 1995, and 1994, respectively. The Company has four distinct business segments. These consist of retail car sales operations (Company dealerships), the income generated from the finance receivables generated at the Company dealerships, finance income generated from third party finance receivables, and corporate and other operations. In computing operating profit by business segment, the following items were considered in the Corporate and Other category: portions of administrative

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES expenses, interest expense and other items not considered direct operating expenses. Identifiable assets by business segment are those assets used in each segment of Company operations.

                                                        COMPANY       THIRD
                                           COMPANY    DEALERSHIP      PARTY     CORPORATE
                                         DEALERSHIPS  RECEIVABLES  RECEIVABLES  AND OTHER   TOTAL
                                         -----------  -----------  -----------  ---------  --------
                                                               (IN THOUSANDS)
December 31, 1996:
  Sales of Used Cars....................   $53,768      $    --      $    --     $    --   $ 53,768
  Less: Cost of Cars Sold...............    29,890           --           --          --     29,890
         Provision for Credit Losses....     9,658           --          153          --      9,811
                                           -------      -------      -------     -------   --------
                                            14,220           --         (153)         --     14,067
  Interest Income.......................        --        8,426        7,259         171     15,856
  Gain on Sale of Loans.................        --        3,925          509          --      4,434
  Other Income..........................       195          921           --         455      1,571
                                           -------      -------      -------     -------   --------
     Income before Operating Expenses...    14,415       13,272        7,615         626     35,928
                                           -------      -------      -------     -------   --------
  Operating Expenses:
     Selling and Marketing..............     3,568           --           --          17      3,585
     General and Administrative.........     8,295        3,042        3,955       4,246     19,538
     Depreciation and Amortization......       318          769          195         295      1,577
                                           -------      -------      -------     -------   --------
                                            12,181        3,811        4,150       4,558     24,700
                                           -------      -------      -------     -------   --------
Income before Interest Expense..........   $ 2,234      $ 9,461      $ 3,465     $(3,932)  $ 11,228
                                           =======      =======      =======     =======   ========
Capital Expenditures....................   $ 4,530      $   455      $   621     $   505   $  6,111
                                           =======      =======      =======     =======   ========
Identifiable Assets.....................   $20,698      $12,775      $45,558     $39,052   $118,083
                                           =======      =======      =======     =======   ========
December 31, 1995:
  Sales of Used Cars....................   $47,824      $    --      $    --     $    --   $ 47,824
  Less: Cost of Cars Sold...............    27,964           --           --          --     27,964
         Provision for Credit Losses....     8,359           --           --          --      8,359
                                           -------      -------      -------     -------   --------
                                            11,501           --           --          --     11,501
  Interest Income.......................        --        8,227        1,844          --     10,071
  Other Income..........................        --           --           --         308        308
                                           -------      -------      -------     -------   --------
     Income before Operating Expenses...    11,501        8,227        1,844         308     21,880
                                           -------      -------      -------     -------   --------
  Operating Expenses:
     Selling and Marketing..............     3,856           --           --          --      3,856
     General and Administrative.........     8,210        2,681        1,163       2,672     14,726
     Depreciation and Amortization......       279          479           89         467      1,314
                                           -------      -------      -------     -------   --------
                                            12,345        3,160        1,252       3,139     19,896
                                           -------      -------      -------     -------   --------
Income before Interest Expense..........   $  (844)     $ 5,067      $   592     $(2,831)  $  1,984
                                           =======      =======      =======     =======   ========
Capital Expenditures....................   $ 1,195      $ 1,561      $   216     $   223   $  3,195
                                           =======      =======      =======     =======   ========
Identifiable Assets.....................   $11,452      $32,187      $13,419     $ 3,732   $ 60,790
                                           =======      =======      =======     =======   ========

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                                        COMPANY       THIRD
                                           COMPANY    DEALERSHIP      PARTY     CORPORATE
                                         DEALERSHIPS  RECEIVABLES  RECEIVABLES  AND OTHER   TOTAL
                                           -------      -------      -------     -------   --------
                                                               (IN THOUSANDS)
December 31, 1994:
  Sales of Used Cars.................... $  27,768    $      --    $      --    $     --   $ 27,768
  Less: Cost of Cars Sold...............    12,577           --           --          --     12,577
         Provision for Credit Losses....     7,190          834          116          --      8,140
                                           -------      -------      -------     -------   --------
                                             8,001         (834)        (116)         --      7,051
  Interest Income.......................        --        4,683          766          --      5,449
  Other Income..........................        --           --           --         556        556
                                           -------      -------      -------     -------   --------
     Income before Operating Expenses...     8,001        3,849          650         556     13,056
                                           -------      -------      -------     -------   --------
  Operating Expenses:
     Selling and Marketing..............     2,263           --           --         139      2,402
     General and Administrative.........     5,069        1,631          240       2,201      9,141
     Depreciation and Amortization......       131          159           64         423        777
                                           -------      -------      -------     -------   --------
                                             7,463        1,790          304       2,763     12,320
                                           -------      -------      -------     -------   --------
Income before Interest Expense.......... $     538    $   2,059    $     346    $ (2,207)  $    736
                                           =======      =======      =======     =======   ========
Capital Expenditures.................... $   3,905    $     757    $     302    $    370   $  5,334
                                           =======      =======      =======     =======   ========
Identifiable Assets..................... $   8,788    $  16,764    $   1,558    $  2,601   $ 29,711
                                           =======      =======      =======     =======   ========

(21)  QUARTERLY FINANCIAL DATA -- UNAUDITED

     A summary of the quarterly data for the years ended December 31, 1996 and 1995 follows:

                                           FIRST     SECOND      THIRD     FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
                                          -------    -------    -------    -------     -------
                                                             (IN THOUSANDS)
    1996:
      Total Revenue.....................  $19,396    $20,081    $18,259    $17,893     $75,629
                                          =======    =======    =======    =======     =======
      Income before Operating
         Expenses.......................    8,442      9,005      8,741      9,740      35,928
                                          =======    =======    =======    =======     =======
      Operating Expenses................    5,694      6,296      5,522      7,188      24,700
                                          =======    =======    =======    =======     =======
      Income before Interest Expense....    2,716      2,721      3,157      2,634      11,228
                                          =======    =======    =======    =======     =======
      Net Earnings......................  $ 1,065    $ 1,083    $ 1,967    $ 1,751     $ 5,866
                                          =======    =======    =======    =======     =======
      Earnings Per Share................  $  0.13       0.13       0.19       0.14        0.60
                                          =======    =======    =======    =======     =======

    1995:
      Total Revenues....................  $11,546    $14,975    $16,944    $14,738     $58,203
                                          =======    =======    =======    =======     =======
      Income before Operating
         Expenses.......................    4,628      5,601      5,858      5,793      21,880
                                          =======    =======    =======    =======     =======
      Operating Expenses................    3,970      4,646      5,366      5,914      19,896
                                          =======    =======    =======    =======     =======
      Income before Interest Expense....      658        955        492       (121)      1,984
                                          =======    =======    =======    =======     =======
      Net Loss..........................  $  (465)   $  (283)   $(1,169)   $(2,055)    $(3,972)
                                          =======    =======    =======    =======     =======
      Loss Per Share....................  $ (0.08)   $ (0.05)   $ (0.20)   $ (0.35)    $ (0.67)
                                          =======    =======    =======    =======     =======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seminole Finance Corporation:

     We have audited the accompanying combined balance sheet of Seminole Finance Corporation and Related Companies (the Company) as of December 31, 1996, and the related combined statements of operations, stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Seminole Finance Corporation and Related Companies as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the combined financial statements, the Company is involved in a lawsuit that involves a material amount of damages that, if there were an adverse outcome, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 7. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG Peat Marwick LLP

Tampa, Florida
March 18, 1997

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seminole Finance Corporation:

     We have audited the accompanying combined balance sheet of Seminole Finance Corporation and Related Companies (the Company) as of December 31, 1995, and the related combined statements of operations, stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Seminole Finance Corporation and Related Companies as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          BARTON & COMPANY, P.A.

Tampa, Florida
February 10, 1997

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                      1996             1995
                                                                  ------------     ------------
                                            ASSETS
Cash and cash equivalents.......................................  $    799,806     $     24,903
Finance receivables:
  Principal balance.............................................    34,126,855       62,347,472
  Less allowance for credit losses..............................   (10,600,000)     (12,247,949)
                                                                  ------------     ------------
  Finance receivables, net......................................    23,526,855       50,099,523
                                                                  ------------     ------------
Notes receivable................................................       881,408        1,896,123
Inventories.....................................................     4,243,962        7,085,231
Prepaid expenses................................................        13,930           50,799
Property and equipment, less accumulated depreciation of
  $728,206 and $502,858 in 1996 and 1995, respectively..........     1,451,891        1,501,002
Other assets....................................................     1,185,924          556,484
                                                                  ------------     ------------
                                                                  $ 32,103,776     $ 61,214,065
                                                                  ============     ============

                        LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Liabilities:
  Accounts payable..............................................  $    201,228     $  1,322,403
  Accrued expenses and other liabilities........................     1,323,070          350,744
  Due to affiliates.............................................     1,048,837          576,272
  Obligations under capital leases..............................        10,250           23,581
  Notes payable.................................................    31,152,844       49,475,517
  Subordinated note payable.....................................     1,000,000               --
                                                                  ------------     ------------
          Total liabilities.....................................    34,736,229       51,748,517
                                                                  ------------     ------------
Stockholder's equity (deficit):
  Common Stock..................................................        30,100           30,100
  Additional paid in capital....................................     2,000,000        2,000,000
  Retained earnings (accumulated deficit).......................    (4,662,553)       7,435,448
                                                                  ------------     ------------
          Total stockholder's equity (deficit)..................    (2,632,453)       9,465,548
Commitments, contingencies and subsequent events
                                                                  ------------     ------------
                                                                  $ 32,103,776     $ 61,214,065
                                                                  ============     ============

See accompanying notes to combined financial statements.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                         1996          1995
                                                                      -----------   -----------
Dealership revenues:
  Sales of used cars..............................................    $11,827,087   $57,584,506
  Income on finance receivables...................................     10,193,024    18,941,403
                                                                      -----------   -----------
                                                                       22,020,111    76,525,909
                                                                      -----------   -----------
Cost of dealership revenues:
  Cost of used cars...............................................      9,416,749    47,367,031
  Provision for credit losses.....................................      7,106,949     9,724,355
                                                                      -----------   -----------
                                                                       16,523,698    57,091,386
                                                                      -----------   -----------
          Net revenues from dealership activities.................      5,496,413    19,434,523
Other income......................................................      1,618,549     2,524,834
                                                                      -----------   -----------
          Income before operating expenses........................      7,114,962    21,959,357
                                                                      -----------   -----------
Operating expenses:
  Selling and marketing...........................................      3,316,874     3,670,667
  General and administrative......................................      7,108,540    10,489,390
  Depreciation and amortization...................................        296,548       257,863
                                                                      -----------   -----------
                                                                       10,721,962    14,417,920
                                                                      -----------   -----------
          Operating income (loss).................................     (3,607,000)    7,541,437
                                                                      -----------   -----------
Other expenses:
  Interest on subordinated note payable...........................         27,247            --
  Interest, other.................................................      3,714,905     5,170,330
  Loss on sale of finance receivables.............................      1,456,892            --
                                                                      -----------   -----------
                                                                        5,199,044     5,170,330
                                                                      -----------   -----------
          Net earnings (loss).....................................    $(8,806,044)  $ 2,371,107
                                                                      ===========   ===========

See accompanying notes to combined financial statements.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

             COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                            RETAINED       TOTAL
                                                               ADDITIONAL   EARNINGS     STOCKHOLDER'S
                                                     COMMON     PAID-IN    (ACCUMULATED    EQUITY
                                                      STOCK     CAPITAL     DEFICIT)     (DEFICIT)
                                                     -------   ---------   -----------   ----------
Balances at December 31, 1994....................    $30,100   2,000,000     7,178,674    9,208,774
Net earnings.....................................         --          --     2,371,107    2,371,107
Distributions to shareholder.....................         --          --    (2,114,333)  (2,114,333)
                                                     -------   ---------    ----------   ----------
Balances at December 31, 1995....................     30,100   2,000,000     7,435,448    9,465,548
Net loss.........................................         --          --    (8,806,044)  (8,806,044)
Distributions to shareholder.....................         --          --    (3,291,957)  (3,291,957)
                                                     -------   ---------    ----------   ----------
Balances at December 31, 1996....................    $30,100   2,000,000    (4,662,553)  (2,632,453)
                                                     =======   =========    ==========   ==========

See accompanying notes to combined financial statements.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                      1996             1995
                                                                  ------------     ------------
Cash flows from operating activities:
  Net earnings (loss)...........................................  $ (8,806,044)    $  2,371,107
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
     Provision for credit losses................................     7,106,949        9,724,355
     Loss on sale of finance receivables........................     1,456,892               --
     Loss on sale of property and equipment.....................        17,744           34,239
     Depreciation and amortization..............................       296,548          257,863
     Decrease in notes receivable...............................     1,014,715               --
     Decrease in inventory......................................     2,841,269        1,063,019
     Decrease (increase) in prepaid expenses....................        36,869          (14,395)
     Decrease (increase) in other assets........................      (629,440)         221,442
     Decrease in accounts payable...............................    (1,121,175)        (975,581)
     Increase (decrease) in accrued expenses and other                 972,326         (469,665)
       liabilities..............................................
                                                                  -------------    ------------
          Net cash provided by operating activities.............     3,186,653       12,212,384
                                                                  -------------    ------------
Cash flows from investing activities:
  Decrease (increase) in finance receivables....................    18,008,827      (13,975,390)
  Proceeds from sale of property, plant and equipment...........        73,106               --
  Purchases of property, plant and equipment....................      (338,287)      (1,063,584)
  Loans to related parties......................................            --       (1,221,888)
  Repayments from related parties...............................            --          387,372
  Other.........................................................            --          264,731
                                                                  -------------    ------------
          Net cash provided by (used in) investing activities...    17,743,646      (15,608,759)
                                                                  -------------    ------------
Cash flows from financing activities:
  Repayment of obligations under capital leases.................       (13,331)         (12,243)
  Advances (repayments)of notes payable.........................   (17,273,836)       5,605,693
  Advances on subordinated note payable.........................     1,000,000               --
  Distributions to shareholder..................................    (3,291,957)      (2,114,333)
  Other.........................................................      (576,272)         (59,739)
                                                                  -------------    ------------
          Net cash provided by (used in) financing activities...   (20,155,396)       3,419,378
                                                                  -------------    ------------
          Net increase in cash..................................       774,903           23,003
Cash at beginning of year.......................................        24,903            1,900
                                                                  -------------    ------------
Cash at end of year.............................................  $    799,806     $     24,903
                                                                  =============    ============

See accompanying notes to combined financial statements.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Combination

     The combined financial statements include the accounts of Seminole Finance Corporation, Second Chance Finance, Inc., Second Chance Wholesale, Inc. and Choice Auto Sales (collectively, the Company). These Companies operate used car retail operations and a finance company in the state of Florida. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Common Stock

                                                           PAR      AUTHORIZED        SHARES
                         COMPANY                          VALUE       SHARES        OUTSTANDING
    --------------------------------------------------    ------    -----------     -----------
    Seminole Finance Corporation......................      No            100           100
    Second Chance Finance, Inc........................      No            100           100
    Second Chance Wholesale, Inc......................      $1         10,000           100
    Choice Auto Sales.................................      $1         10,000           100

  (c) Cash Equivalents

     The Company considers all cash and money market accounts, bank certificates of deposits, and highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

  (d) Income Recognition

     Revenue from the sale of cars is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment has been received.

     Income on finance receivables is recognized using the interest method.

     Unearned finance charges represent the balance of finance income (interest) remaining from the capitalization of the total interest to be earned over the original term of the related installment sales contract.

     The Company has elected to suspend the accrual of interest income on finance receivables when a loan has become delinquent generally after 90 days. If one of these delinquent receivables becomes current, interest income is recognized as if the account had not been delinquent. Late fees are charged on these accounts and recognized when collected.

  (e) Allowance for Credit Losses

     The allowance for credit losses is primarily provided through discounts charged by Seminole Finance Corporation when it purchases finance contracts from third parties. Additional provisions for credit losses are charged against income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of the existing loans. Seminole Finance Corporation charges off loans based on a loan-by-loan review of the receivables. When a loan is deemed uncollectible, the Company first seeks recovery by attempting to repossess the vehicle financed. If the vehicle cannot be repossessed, then the Company writes off the loan against the allowance account.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

  (f) Inventories

     Inventories consist of used vehicles held for sale and is valued at the lower of cost or market. Vehicle reconditioning costs are capitalized as a component of inventory. The cost of used vehicles sold is determined on a specific identification basis. Repossessed vehicles are valued at the estimated net realizable value.

  (g) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements. Expenditures that extend the useful lives of property and equipment are capitalized. Maintenance and repair expenditures are charged to expense when incurred.

  (h) Income Taxes

     Each Company, with consent of its shareholder, elected to be treated as an S Corporation. As an S Corporation, the Company is generally not liable for income taxes since all income, losses and credits are passed through to the shareholder.

  (i) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates by management that are critical to the accompanying financial statements include the appropriate level of allowance for credit losses which can be significantly impacted by future industry, market, and economic trends and conditions. Actual results could differ significantly from these estimates.

  (j) Concentration of Credit Risk

     The Company provides finance services in connection with used car dealerships to individuals residing primarily in Hillsborough, Pinellas, Pasco and Polk Counties, Florida.

  (k) Reclassifications

     Certain amounts in the 1995 combined financial statements have been reclassified to conform with the 1996 presentation.

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

(2)  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     A summary of net finance receivables at December 31, 1996 and 1995 follows:

                                                              1996             1995
                                                          ------------     ------------
        Contractually scheduled payments................  $ 44,922,993       80,820,358
          Less unearned finance income..................   (10,796,138)     (18,131,041)
          Less unearned discounts.......................            --         (341,845)
                                                          ------------     ------------
             Principal balances, net....................    34,126,855       62,347,472
          Less allowance for credit losses..............   (10,600,000)     (12,247,949)
                                                          ------------     ------------
             Finance receivables, net...................  $ 23,526,855       50,099,523
                                                          ============     ============

     Allowance for credit losses as a percent of principal balances totaled 31.06% and 19.6% as of December 31, 1996 and 1995, respectively.

     The changes in the allowance for credit losses were as follows for the years ended December 31:

                                                               1996            1995
                                                            -----------     -----------
        Balances, beginning of year.......................  $12,247,949      11,419,769
        Provision for credit losses.......................    7,106,949       9,724,355
        Discount acquired.................................           --      10,510,600
        Net charge-offs...................................   (8,754,898)    (19,406,775)
                                                            -----------      ----------
        Balances, end of year.............................  $10,600,000      12,247,949
                                                            ===========      ==========

(3)  PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31 follows:

                                                                                ESTIMATED
                                                                               USEFUL LIVES
                                                     1996          1995          (YEARS)
                                                  ----------     ---------     ------------
        Land....................................  $   55,000        55,000           --
        Buildings and improvements..............     524,902       512,811         31.5
        Furniture and equipment.................   1,600,195     1,436,049         5-10
                                                                                   ====
                                                  ----------     ---------
          Total cost............................  $2,180,097     2,003,860
                                                  ==========     =========

(4) NOTES PAYABLE

     In May 1995, the Company amended its loan agreement for a revolving loan with a credit corporation. The note calls for interest payable at an annual rate of 30 day London Interbank Offered Rates (LIBOR) plus 3.00%. The note is secured by certain assets of the Company. As of December 31, 1996, the Company had a maximum commitment of $75,000,000 through May 1997, at which time the loan may be extended through a one-year automatic renewal. The Company borrowed $28,253,844 and $46,543,517 under this loan as of December 31, 1996 and December 31, 1995, respectively. (See note 8)

     In May 1994, the Company executed a loan agreement for $2,500,000 with a credit corporation. The note calls for interest at an annual rate of 30 day LIBOR plus 6.75%. The note is secured by certain assets of the Company and guaranteed by the owner of the Company. As of December 31, 1996, the Company had a

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

maximum commitment of $2,500,000 through May 1996, at which time the loan was extended through a one-year automatic renewal. The Company borrowed $2,500,000 under this loan as of December 31, 1996 and December 31, 1995. (See note 8)

     The Company owes $1,048,837 and $576,272 as of December 31, 1996 and 1995, respectively, on borrowings from related companies owned by the same shareholder as the Company. These companies are offshore insurance companies that are liable for the losses on the credit insurance claims that result from insurance policies sold with the financing contracts. These loans have no specific terms for repayment or interest. (See note 8)

     On June 30, 1992, the Company purchased 50% of the office building it occupied until the end of 1995 from the shareholder of the Company. The shareholder of the Company purchased the office building on May 21, 1992 for $550,000. The mortgage on the building is in the name of the Company; therefore, 100% of the mortgage is recorded on the books of the Company. As of December 31, 1996 and 1995, the balance on the mortgage payable was $399,000 and $432,000, respectively, and the note bears interest at 9.25%.

     Aggregate installments of the mortgage payable are due as follows:

                            YEARS ENDING DECEMBER 31,
        ------------------------------------------------------------------
        1997..............................................................  $ 36,000
        1998..............................................................    36,000
        1999..............................................................    36,000
        2000..............................................................    36,000
        2001..............................................................    36,000
        Thereafter........................................................   219,000
                                                                            --------
                                                                            $399,000
                                                                            ========

(5)  SUBORDINATED NOTES PAYABLE

     In July 1996, the Company executed a senior subordinated note payable for $1,000,000. The note calls for interest payable at an annual rate of the prime rate plus 2.00%. The note is secured by certain assets of the Company and guaranteed by the owner of the Company.

(6)  LEASES

     The Company has several noncancelable operating leases, primarily for a computer system and office and warehouse space. Rent expense under these leases amounted to approximately $122,085 and $888,218 in 1996 and 1995, respectively. Future minimum lease payments are as follows:

                            YEARS ENDING DECEMBER 31,
        ------------------------------------------------------------------
        1997..............................................................  $ 61,573
        1998..............................................................    23,436
        1999..............................................................    19,311
        2000..............................................................    19,311
        2001..............................................................    14,483
        Thereafter........................................................        --
                                                                            --------
                                                                            $138,114
                                                                            ========

                          SEMINOLE FINANCE CORPORATION
                             AND RELATED COMPANIES

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1996 AND 1995

     The Company's capital lease obligation is for computer equipment that is recorded at a cost of $61,520 and has been depreciated by $54,343 through December 31, 1996. Amortization expense related to the capital lease is included in depreciation expense on the accompanying combined statements of operations. The lease terminates in 1997.

(7)  COMMITMENTS AND CONTINGENCIES

     In 1996, four companies that were former dealers from which the Company purchased retail installment contracts have filed suits and/or counterclaims against the Company and its related companies. The dealers seek to recover approximately $20,000,000 in damages for alleged usury and breach of contract, and to be indemnified for certain claims that may be made against them by the Florida Department of Revenue in connection with sales tax refunds previously paid to them. The Company has not yet responded to these claims and is in the process of providing discovery information to the dealers. Management of the Company intends to vigorously defend itself against these claims and believes these claims to be without merit. Because these cases are in the early stages, it is not possible to provide an evaluation of the likelihood of an unfavorable outcome, nor an estimate of the amount or range of any potential loss. Any unaccrued liability will not, in the opinion of management, have a material adverse effect on the Company's combined financial statements.

(8)  SUBSEQUENT EVENTS

     On January 10, 1997, Ugly Duckling Corporation purchased ninety-one repossessed vehicles and certain new and used vehicle parts from the Company.

     On January 15, 1997, Ugly Duckling Corporation purchased certain assets and assumed certain liabilities of the Company. The Company sold substantially all of its finance receivables, certain inventory held for retail sale by the seller, and certain furniture, fixed assets and equipment for approximately $32,130,000. The proceeds from the sale of the assets were used to repay in full the Company's notes payable.

                           UGLY DUCKLING CORPORATION
            PRO FORMA CONDENSED COMBINED BALANCE SHEET -- UNAUDITED

                               DECEMBER 31, 1996
                                 (IN THOUSANDS)


                                                UGLY                     PRO FORMA          PRO FORMA
                                              DUCKLING     SEMINOLE     ADJUSTMENTS         COMBINED
                                              --------     --------     -----------         ---------
ASSETS
Cash and Cash Equivalents...................  $ 18,455     $    800      $    (800)(a)      $  15,925
                                                    --           --         (2,530)(c)
Finance Receivables:
  Held for Investment.......................    52,188           --             --             52,188
  Held for Sale.............................     7,000       34,127         (3,061)(a)         38,066
                                              --------     --------       --------          ---------
     Principal Balances, Net................    59,188       34,127         (3,061)            90,254
  Less: Allowance for Credit Losses.........    (8,125)     (10,600)         2,000(a)         (16,725)
                                              --------     --------       --------          ---------
     Finance Receivables, Net...............    51,063       23,527         (1,061)            73,529
                                              --------     --------       --------          ---------
Residuals in Finance Receivables Sold.......     9,889                                          9,889
Investments Held in Trust...................     3,479                                          3,479
Inventory...................................     5,752        4,244         (1,444)(a)          8,552
Property and Equipment, Net.................    20,652        1,452           (952)(a)         21,152
Goodwill and Trademarks, Net................     2,150           --          6,096(c)           8,246
Other Assets................................     6,643        2,081         (2,081)(a)          7,211
                                                    --           --            250(c)
                                                    --           --            265(d)
                                                    --           --             53(d)
                                              --------     --------       --------          ---------
                                              $118,083     $ 32,104      $  (2,204)         $ 147,983
                                              ========     ========       ========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts Payable............................  $  2,132     $    201      $    (201)(a)      $   2,132
Accrued Expenses and Other..................     6,728        1,333           (433)(a)          6,728
                                                    --           --           (900)(d)
Notes Payable...............................    12,904       32,202         (7,336)(a)         42,804
                                                    --           --         29,900(b)
                                                    --           --        (29,900)(b)
                                                    --           --          3,816(c)
                                                    --           --          1,218(d)
Subordinated Notes Payable..................    14,000        1,000         (1,000)(a)         14,000
                                              --------     --------       --------          ---------
          Total Liabilities.................    35,764       34,736         (4,836)            65,664
                                              --------     --------       --------          ---------
Stockholders' Equity (Deficit):
  Common Stock..............................    82,612        2,030         (2,030)(a)         82,612
  Accumulated Deficit.......................      (293)      (4,662)         4,662(a)            (293)
                                              --------     --------       --------          ---------
          Total Stockholders' Equity
            (Deficit).......................    82,319       (2,632)         2,632             82,319
                                              --------     --------       --------          ---------
                                              $118,083     $ 32,104      $  (2,204)         $ 147,983
                                              ========     ========       ========          =========


The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

                           UGLY DUCKLING CORPORATION

       PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS -- UNAUDITED
                          YEAR ENDED DECEMBER 31, 1996
               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

                                                                                               PRO
                                                     UGLY                     PRO FORMA       FORMA
                                                   DUCKLING     SEMINOLE     ADJUSTMENTS     COMBINED
                                                   --------     --------     -----------     --------
Sales of Used Cars...............................  $ 53,768     $ 11,827            --       $65,595
Less:
  Cost of Used Cars Sold.........................    29,890        9,417            --        39,307
  Provision for Credit Losses....................     9,811        7,107            --        16,918
                                                    -------      -------         -----       --------
                                                     14,067       (4,697)           --         9,370
                                                    -------      -------         -----       --------
Interest Income..................................    15,856       10,193            --        26,049
Gain (Loss) on Sale of Loans.....................     4,434       (1,457)           --         2,977
                                                    -------      -------         -----       --------
                                                     20,290        8,736            --        29,026
                                                    -------      -------         -----       --------
Servicing Income.................................       921           --            --           921
Other Income.....................................       650        1,620            --         2,270
                                                    -------      -------         -----       --------
                                                      1,571        1,620            --         3,191
                                                    -------      -------         -----       --------
Income before Operating Expenses.................    35,928        5,659            --        41,587
Operating Expenses
  Selling and Marketing..........................     3,585        3,317            --         6,902
  General and Administrative.....................    19,538        7,109           291(f)     26,938
  Depreciation and Amortization..................     1,577          297           457(e)      2,331
                                                    -------      -------         -----       --------
                                                     24,700       10,723           748        36,171
                                                    -------      -------         -----       --------
Income (Loss) before Interest Expense............    11,228       (5,064)         (748)        5,416
Interest Expense.................................     5,262        3,742            --         9,004
                                                    -------      -------         -----       --------
Earnings (Loss) before Income Taxes..............     5,966       (8,806)         (748)       (3,588)
Income Taxes (Benefit)...........................       100           --          (100)(g)        --
                                                    -------      -------         -----       --------
Net Earnings (Loss)..............................  $  5,866     $ (8,806)      $  (648)      $(3,588)
                                                    =======      =======         =====       ========
Earnings (Loss) per Share........................  $   0.60                                  $ (0.54)
                                                    =======                                  ========
Shares Used in Computation.......................     8,283                                    8,283
                                                    =======                                  ========

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

                           UGLY DUCKLING CORPORATION

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1)  BASIS OF ACCOUNTING

     On January 15, 1997, Ugly Duckling Corporation ("Ugly Duckling") completed the acquisition of substantially all of the net assets of Seminole Finance Corporation and Related Companies (the Company or "Seminole") in exchange for approximately $2,530,000 in cash and assumption of $29,900,000 in debt as described in (2)(b) below.

     The pro forma unaudited combined statement of operations is presented using Ugly Duckling's audited consolidated statement of operations for the year ended December 31, 1996 combined with the Company's audited year ended December 31, 1996 combined statement of operations as if the transaction had taken place on January 1, 1996.

     The pro forma unaudited combined balance sheet gives effect to the acquisition as if the transaction had taken place on December 31, 1996 and combines Ugly Duckling's audited December 31, 1996 consolidated balance sheet amounts with the Company's audited December 31, 1996 combined balance sheet amounts.

     The pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Ugly Duckling Corporation and with the combined financial statements and notes thereto of Seminole Finance Corporation and Related Companies.

     The following pro forma combined statement of operations is not necessarily indicative of the future results of operations of Ugly Duckling or the results of operations which would have resulted had Ugly Duckling and the Company been combined during the period presented. In addition, the pro forma results are not intended to be a projection of future results.

(2) PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND PRO FORMA CONDENSED COMBINED BALANCE SHEET

     The accompanying pro forma adjustments reflect adjustments for the following items:

(a) Reduction for cash, finance receivables, inventory, other assets, and liabilities not acquired by Ugly Duckling. The common stock and accumulated deficit of Seminole were eliminated in their entirety as only assets were purchased from Seminole, which continued to exist as a separate entity.


(b) Ugly Duckling and Seminole utilize the same finance company for their respective lines of credit. Concurrent with the closing of the acquisition, the finance company increased Ugly Duckling's note payable by $29,900,000 and applied a similar amount against Seminole's note payable.



(c) Reduction of $2,530,000 for the cash remitted to Seminole, as well as recognition of the excess of the purchase price over the net assets acquired (goodwill) in the amount of $6,096,000 and covenant not to compete of $250,000. Ugly Duckling paid a total of $32.4 million for assets with a fair value of $26.3 million resulting in an excess of the purchase price over the fair value of the net assets acquired of $6.1 million. The determination of the fair value of the finance receivables was based upon review of the weighted average yield of the purchased portfolio as well as the required allowance for credit losses. The required allowance for credit losses was determined utilizing static pool analysis. Property and equipment was considered to have been purchased at a fair value based upon review of estimated replacement costs for a sample of the acquired items. The fair value of inventory was determined utilizing published listings of vehicle values.

    A summary of the allocation of fair values follows:

                                                                         FAIR
                                  DESCRIPTION                            VALUE
            --------------------------------------------------------  -----------
            Finance Receivables.....................................  $22,466,000
            Inventory...............................................    2,800,000
            Property and Equipment..................................      500,000
            Covenant not to Compete.................................      250,000
            Prepaid Rent............................................      265,000
            Deposits................................................       53,000
                                                                      -----------
                 Total Fair Value...................................   26,334,000
            Consideration Exchanged.................................   32,430,000
                                                                      -----------
            Excess of Purchase Price over Fair Value of Assets
              Acquired..............................................  $ 6,096,000
                                                                      ===========

(d) Represents the payment of $265,000 for one year of rent in advance for an office building leased from Seminole, the purchase of lease deposits of $53,000, and the elimination of the escrow deposit of $900,000 paid by Ugly Duckling to the Company.

(e) Amortization of goodwill over a period of fifteen years and amortization of a covenant not to compete over a period of five years.

(f) Increase in rent expense for difference in lease rates for used car dealerships and an office building.

(g) Reduction in income taxes for the income tax effect of the operating loss of the Company.

======================================================

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    8
The Company................................   14
Use of Proceeds............................   14
Price Range of Common Stock................   14
Dividend Policy............................   15
Capitalization.............................   15
Selected Consolidated Financial Data.......   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   18
Business...................................   31
Management.................................   42
Principal Stockholders.....................   49
Selling Securityholders....................   50
Certain Relationships and Related
  Transactions.............................   53
Description of Capital Stock...............   54
Plan of Distribution.......................   57
Legal Matters..............................   58
Experts....................................   58
Available Information......................   59
Index to Financial Statements..............  F-1

======================================================
======================================================
                                5,413,144 Shares

                                      LOGO

                                  Common Stock
                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                 April   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:

                                       ITEM                                  AMOUNT
        ------------------------------------------------------------------  --------
         SEC Registration Fee.............................................  $ 31,146
         Nasdaq Filing Fee................................................    17,500
        *Blue Sky Fees and Expenses (including legal fees)................     3,000
        *Accounting Fees and Expenses.....................................    55,000
        *Legal Fees and Expenses..........................................    90,000
        *Printing and Engraving...........................................    50,000
        *Registrar and Transfer Agent's Fees..............................     3,000
        *Miscellaneous Expenses...........................................       354
                                                                            --------
                  Total...................................................  $250,000
                                                                            ========

---------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

     The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee's heirs, executors and administrators.

     The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     For information regarding the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 31, 1994: (i) Steven P. Johnson purchased 290,000 shares of Common Stock from the Company for an aggregate purchase price of $25,000; (ii) Scott A. Allen and Wm. Don Gray each purchased 116,000 shares of Common Stock from the Company for an aggregate purchase price of $10,000; (iii) Steven T. Darak and Nancy V. Young each purchased 58,000 shares of Common Stock from the Company for an aggregate purchase price of $5,000; (iv) Peter R. Fratt purchased 46,400 shares of Common Stock from the Company for an aggregate purchase price of $4,000; (v) and Eric J. Splaver and Mary E. Reiner each purchased 11,600 shares of Common Stock from the Company for an aggregate purchase price of $1,000.

     On March 22, 1995, Walter T. Vonsh purchased 58,000 shares of Common Stock from the Company for an aggregate purchase price of $5,000.

     On August 31, 1995, SunAmerica purchased $3 million of the Company's convertible subordinated debt. This indebtedness was due December 31, 1998, and bore interest at a per annum rate of 12.5%, payable quarterly. Effective June 21, 1996, SunAmerica converted the note into Common Stock of the Company at the initial public offering price per share (444,444 shares at the initial public offering price of $6.75 per share).

     On December 31, 1995, Verde Investments converted $10,000,000 of subordinated debt into 1,000,000 shares of the Company's Preferred Stock. In November 1996, the Preferred Stock was redeemed by the Company.

     On April 24, 1996, the Company reincorporated from Arizona to Delaware by way of a merger in which the Company, an Arizona corporation, merged with and into a newly created Delaware subsidiary of the Company. In the merger, each share of the Arizona corporation's issued and outstanding common stock was exchanged for 1.16 shares of the Delaware corporation's common stock and each option to purchase shares of the Arizona corporation's common stock was exchanged for 1.16 options to purchase shares of the Delaware corporation's common stock. All share figures set forth above give effect to this exchange ratio.

     On June 21, 1996, in connection with the Company's initial public offering, the Company issued warrants to Cruttenden Roth to purchase 170,000 shares of Common Stock at an exercise price per share of $9.45. The warrants were issued in exchange for $1,700 pursuant to an Underwriting Agreement between the Company and Cruttenden Roth, as the representative of the several underwriters in the initial public offering, and pursuant to a Representative's Warrant Agreement between the Company and Cruttenden Roth.

     In connection with the Company's initial public offering, on June 21, 1996, Sun America converted $3,000,000 of subordinated debt into Common Stock (444,444 shares at the initial public offering price of $6.75 per share) in accordance with the terms of a Convertible Note, dated as of August 31, 1995. In addition, in partial consideration for Sun America's agreement to convert the Convertible Note, the Company issued warrants to Sun America, on June 21, 1996, to purchase 121,023 (as adjusted) shares of Common Stock at an exercise price per share of $6.75.

     On February 13, 1997, the Company sold 5,075,500 shares of Common Stock to approximately 115 institutional purchasers for an aggregate purchase price of $94,531,188. Friedman, Billings, Ramsey & Co., Inc. acted as placement agent in the transaction. The total proceeds to the Company, net of discounts and commissions, was $89,804,629 before deducting offering expenses.

     Exemption from registration for each transaction described above was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering and/or pursuant to Rule 145 under the Securities Act regarding transactions the sole purpose of which is to change an issuer's domicile solely within the United States.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

     (a) Exhibits:

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------
 3.1       Certificate of Incorporation of the Registrant(1)
 3.1(a)    Amendment to Certificate of Incorporation of the Registrant(1)
 3.2       Bylaws of the Registrant(1)
 3.2(a)    Amendment to Bylaws of the Registrant(1)
 4.1       Certificate of Incorporation of the Registrant filed as Exhibit 3.1(1)
 4.2       Series A Preferred Stock Agreement(1)
 4.3       18% Subordinated Debenture of the Registrant issued to Verde Investments, Inc.(1)
 4.4       18% Junior Subordinated Revolving Debenture of the Registrant issued to Verde
           Investments, Inc., as amended(1)
 4.5       Convertible Note of the Registrant issued to SunAmerica Life Insurance Company(1)
 4.6       Form of Certificate representing Common Stock(1)
 4.7       Form of Warrant issued to Cruttenden Roth Incorporated as Representative of the
           several underwriters(1)
 4.8       Form of Warrant issued to SunAmerica Life Insurance Company(1)
 5         Opinion of Snell & Wilmer L.L.P. regarding the legality of the common stock being registered+
10.1       Motor Vehicle Installment Contract Loan and Security Agreement between the
           Registrant and General Electric Capital Corporation(1)
10.1(a)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(b)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(c)    Amendment No. 3 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(d)    Amendment No. 4 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(e)    Amendment No. 5 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(f)    Amendment No. 6 to Moter Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(2)
10.1(g)    Assumption and Amendment Agreement between the Registrant and General Electric
           Capital Corporation(2)
10.1(h)    Amendment No. 7 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(3)
10.2       Note Purchase Agreement between the Registrant and SunAmerica Life Insurance
           Company(1)
10.2(a)    First Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(b)    Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------
10.2(c)    Third Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(d)    Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(e)    Commitment Letter entered into between the Registrant and SunAmerica Life
           Insurance Company(1)
10.2(f)    Letter Agreement regarding Note Conversion between the Registrant and SunAmerica
           Life Insurance Company(1)
10.3       Registration Rights Agreement between the Registrant and SunAmerica Life Insurance
           Company(1)
10.3(a)    Amended and Restated Registration Rights Agreement between the Registrant and
           SunAmerica Life Insurance Company(1)
10.4       Form of Pooling and Servicing Agreement relating to SunAmerica securitization program(1)
10.5       Form of Certificate Purchase Agreement relating to SunAmerica securitization program(1)
10.6       Form of Origination Agreement and Assignment relating to SunAmerica securitization program(1)
10.7       Form of Purchase Agreement and Assignment relating to SunAmerica securitization program(1)
10.8       Form of Servicing Guaranty relating to SunAmerica securitization program(1)
10.9       Ugly Duckling Corporation Long-Term Incentive Plan(3)
10.10      Employment Agreement between the Registrant and Ernest C. Garcia, II(1)
10.11      Employment Agreement between the Registrant and Steven T. Darak(1)
10.12      Employment Agreement between the Registrant and Wally Vonsh(1)
10.13      Employment Agreement between the Registrant and Donald Addink(1)
10.14      Lease Agreement between the Registrant and Camelback Esplanade Limited Partnership
           for corporate offices in Phoenix, Arizona(1)
10.15      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 5104 West Glendale Avenue in Glendale, Arizona(1)
10.16      Building Lease Agreement between the Registrant and Verde Investments, Inc. for property and buildings located at 9630 and 9650 North 19th Avenue in Phoenix,
           Arizona(1)
10.17      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 330 North 24th Street in Phoenix, Arizona(1)
10.18      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 333 South Alma School Road in Mesa, Arizona(1)
10.19      Lease Agreements between the Registrant and Blue Chip Motors, the Registrant and S
           & S Holding Corporation, and the Registrant and Edelman Brothers for certain properties located at 3901 East Speedway Boulevard in Tucson, Arizona(1)
10.20      Real Property Lease between the Registrant and Peter and Alva Keesal for property located at 3737 South Park Avenue in Tucson, Arizona(1)
10.21      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 2301 North Oracle Road in Tucson, Arizona(1)
10.22      Related Party Transactions Modification Agreement between the Registrant and Verde
           Investments, Inc.(1)
10.23      Sublease Agreement between the Registrant and Envirotest Systems Corp. for corporate offices in Phoenix, Arizona(1)
10.24      Form of Indemnity Agreement between the Registrant and its directors and officers(1)
10.25      Ugly Duckling Corporation 1996 Director Incentive Plan(1)
10.26      Purchase Agreement, dated February 10, 1997 between the Registrant and Friedman,
           Billings, Ramsey & Co., Inc.+
10.27      Agreement of Purchase and Sale of Assets dated as of December 31, 1996(4)
10.28      Agreement of Purchase and Sale of Assets dated as of March 5, 1997(3)
11         Earnings (Loss) per Share Computation+
22         List of Subsidiaries+
24.1       Independent Auditors' Consent (Ugly Duckling Corporation)

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------
24.2       Independent Auditors' Consent (Seminole Finance Corporation and Related Companies)
24.3       Consent of Barton & Company, P.A.
24.4       Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)+

---------------
 +  Previously filed.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-3998), effective June 18, 1996.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-13755), effective October 30, 1996.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(4) Incorporated by reference to the Company's Current Report on Form 8-K, filed January 30, 1997.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Pre-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on April 17, 1997.


                                          Ugly Duckling Corporation


                                          By: /s/    ERNEST C. GARCIA, II


                                            ------------------------------------

                                                    Ernest C. Garcia, II


                                                 Chairman of the Board and


                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             NAME AND SIGNATURE                           TITLE                    DATE
---------------------------------------------  ---------------------------  -------------------
          /s/ ERNEST C. GARCIA, II             Chief Executive Officer and  April 17, 1997
---------------------------------------------  Director (Principal
            Ernest C. Garcia, II               executive officer)

                      *                        Senior Vice President and    April 17, 1997
---------------------------------------------  Chief Financial Officer
               Steven T. Darak                 (Principal financial and
                                               accounting officer)
                      *                        Director                     April 17, 1997
---------------------------------------------
             Robert J. Abrahams

                      *                        Director                     April 17, 1997
---------------------------------------------
           Christopher D. Jennings

                      *                        Director                     April 17, 1997
---------------------------------------------
             John N. MacDonough

                      *                        Director                     April 17, 1997
---------------------------------------------
              Arturo R. Moreno

                      *                        Director                     April 17, 1997
---------------------------------------------
               Frank P. Willey



By: /s/   ERNEST C. GARCIA, II


    --------------------------------

         * Ernest C. Garcia, II

           (Attorney-in-fact)

                                 EXHIBIT INDEX

                                                                                              SEQUENTIALLY
EXHIBIT                                                                                         NUMBERED
 NUMBER                                 DESCRIPTION OF EXHIBIT                                    PAGE
--------   ---------------------------------------------------------------------------------  ------------
 3.1       Certificate of Incorporation of the Registrant(1)
 3.1(a)    Amendment to Certificate of Incorporation of the Registrant(1)
 3.2       Bylaws of the Registrant(1)
 3.2(a)    Amendment to Bylaws of the Registrant(1)
 4.1       Certificate of Incorporation of the Registrant filed as Exhibit 3.1(1)
 4.2       Series A Preferred Stock Agreement(1)
 4.3       18% Subordinated Debenture of the Registrant issued to Verde Investments, Inc.(1)
 4.4       18% Junior Subordinated Revolving Debenture of the Registrant issued to Verde
           Investments, Inc., as amended(1)
 4.5       Convertible Note of the Registrant issued to SunAmerica Life Insurance Company(1)
 4.6       Form of Certificate representing Common Stock(1)
 4.7       Form of Warrant issued to Cruttenden Roth Incorporated as Representative of the
           several underwriters(1)
 4.8       Form of Warrant issued to SunAmerica Life Insurance Company(1)
 5         Opinion of Snell & Wilmer L.L.P. regarding the legality of the common stock being registered+
10.1       Motor Vehicle Installment Contract Loan and Security Agreement between the
           Registrant and General Electric Capital Corporation(1)
10.1(a)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(b)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(c)    Amendment No. 3 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(d)    Amendment No. 4 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(e)    Amendment No. 5 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(1)
10.1(f)    Amendment No. 6 to Moter Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(2)
10.1(g)    Assumption and Amendment Agreement between the Registrant and General Electric
           Capital Corporation(2)
10.1(h)    Amendment No. 7 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation(3)
10.2       Note Purchase Agreement between the Registrant and SunAmerica Life Insurance
           Company(1)
10.2(a)    First Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(b)    Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(c)    Third Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(d)    Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company(1)
10.2(e)    Commitment Letter entered into between the Registrant and SunAmerica Life
           Insurance Company(1)
10.2(f)    Letter Agreement regarding Note Conversion between the Registrant and SunAmerica
           Life Insurance Company(1)
10.3       Registration Rights Agreement between the Registrant and SunAmerica Life
           Insurance Company(1)
10.3(a)    Amended and Restated Registration Rights Agreement between the Registrant and
           SunAmerica Life Insurance Company(1)

                                                                                              SEQUENTIALLY
EXHIBIT                                                                                         NUMBERED
 NUMBER                                 DESCRIPTION OF EXHIBIT                                    PAGE
--------   ---------------------------------------------------------------------------------  ------------
10.4       Form of Pooling and Servicing Agreement relating to SunAmerica securitization program(1)
10.5       Form of Certificate Purchase Agreement relating to SunAmerica securitization program(1)
10.6       Form of Origination Agreement and Assignment relating to SunAmerica securitization program(1)
10.7       Form of Purchase Agreement and Assignment relating to SunAmerica securitization program(1)
10.8       Form of Servicing Guaranty relating to SunAmerica securitization program(1)
10.9       Ugly Duckling Corporation Long-Term Incentive Plan(3)
10.10      Employment Agreement between the Registrant and Ernest C. Garcia, II(1)
10.11      Employment Agreement between the Registrant and Steven T. Darak(1)
10.12      Employment Agreement between the Registrant and Wally Vonsh(1)
10.13      Employment Agreement between the Registrant and Donald Addink(1)
10.14      Lease Agreement between the Registrant and Camelback Esplanade Limited
           Partnership for corporate offices in Phoenix, Arizona(1)
10.15      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 5104 West Glendale Avenue in Glendale, Arizona(1)
10.16      Building Lease Agreement between the Registrant and Verde Investments, Inc. for property and buildings located at 9630 and 9650 North 19th Avenue in Phoenix,
           Arizona(1)
10.17      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 330 North 24th Street in Phoenix, Arizona(1)
10.18      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 333 South Alma School Road in Mesa, Arizona(1)
10.19      Lease Agreements between the Registrant and Blue Chip Motors, the Registrant and
           S & S Holding Corporation, and the Registrant and Edelman Brothers for certain properties located at 3901 East Speedway Boulevard in Tucson, Arizona(1)
10.20      Real Property Lease between the Registrant and Peter and Alva Keesal for property located at 3737 South Park Avenue in Tucson, Arizona(1)
10.21      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 2301 North Oracle Road in Tucson, Arizona(1)
10.22      Related Party Transactions Modification Agreement between the Registrant and
           Verde Investments, Inc.(1)
10.23      Sublease Agreement between the Registrant and Envirotest Systems Corp. for corporate offices in Phoenix, Arizona(1)
10.24      Form of Indemnity Agreement between the Registrant and its directors and officers(1)
10.25      Ugly Duckling Corporation 1996 Director Incentive Plan(1)
10.26      Purchase Agreement, dated February 10, 1997 between the Registrant and Friedman,
           Billings, Ramsey & Co., Inc.+
10.27      Agreement of Purchase and Sale of Assets dated as of December 31, 1996(4)
10.28      Agreement of Purchase and Sale of Assets dated as of March 5, 1997(3)
11         Earnings (Loss) per Share Computation+
22         List of Subsidiaries+
24.1       Independent Auditors' Consent (Ugly Duckling Corporation)
24.2       Independent Auditors' Consent (Seminole Finance Corporation and Related
           Companies)
24.3       Consent of Barton & Company, P.A.
24.4       Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)+

---------------
 +  Previously filed.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-3998), effective June 18, 1996.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-13755), effective October 30, 1996.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.


(4) Incorporated by reference to the Company's Current Report on Form 8-K, filed January 30, 1997.